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03024486

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Joint Stock Central Telecommunication Co.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

FILE NO. 82- 5798

FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 7/14/03

82-5198

Provisionally approved by
the Board of Directors of
JSC *CenterTelecom*
May 4, 2003. Minutes No 9

AR/S

Joint Stock Central Telecommunication Co. 12-31-02

JSC *CENTERTELECOM*

ANNUAL REPORT

For the year 2002

Moscow

Table of Contents

I. COMPANY INFORMATION

1.1. Full name of the Company.

(Public) Joint-Stock *Central Telecommunication Company*

1.2. Address.

23Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation

1.3. Date of the state registration of the Company and registration number.

The Company was registered in the Unified State Register as of November 1, 2002, registration # 1025006174710

1.4. Company Charter (legal) capital and Securities.

Company charter (legal) capital amounts to RUR631, 199, 896.5.

Placed and authorized shares of the Company as of 1.01.2003.

Table 1

Shares category (type)	Number of shares	Par value (RUR)
I. Placed shares: • ordinary – total • preferred shares type A	1 578 006 833 525 992 822	0,3
II. Authorized shares: • ordinary • preferred shares type A	76 166 167 25 405 178	0,3

Charter (legal) capital JSC CenterTelecom (Central Telecommunication Company) as of 01.01.2003.

Information on principal shareholders (name, status, number of shares by category, equity stake) is given in tables and charts.

Ownership of JSC CenterTelecom ordinary shares (number of shares) as of 01.01.2003


143733346
126662958
116645363
109375964
100472629
29892486
151356274
799867813

- Natural persons
- OAO Svyazinvest (owner)
- RFFI (owner)
- Other resident legal entities (owners)
- Non-resident legal entities (owners)
- ZAO ING Bank (Eurasia) (nominee holder)
- ZAO Depository-Clearing Company (nominee holder)
- Other

Ownership of JSC CenterTelecom preferred shares as of 01.01.2003


145072020
109299571
49134035
11004688
94161429
117321079

- Natural persons
- Other resident legal entities (owners)
- Non-resident legal entities (owners)
- ZAO ING Bank (Eurasia) (nominee holder)
- ZAO Depository-Clearing Company (nominee holder)
- Other nominee holders

Ownership of JSC CenterTelecom by principal shareholders and nominee holders as of 01.01.2003


34,00%
38,02%
10,02%
10,77%
7,19%
OAO Svyazinvest (owner)
RFFI (owner)
ZAO ING Bank (Eurasia) (nominee holder)
ZAO Depository-Clearing Company (nominee holder)
Other

	Number of accounts	Number of ordinary shares	Number of preferred shares Type A	Equity stake %
Foreign legal entities	**51**	100472629	49134035	7.111
Russian legal entities	**288**	1350871246	367559216	81.674
Natural persons	37909	126662966	109330508	11.216

	Number of client accounts in the shareholders registrer (as of 01.01.2003)
Foreign legal entities	51
Russian legal entities	288
Natural persons	37909

	Number of ordinary shares (as of 01.01.2003)
Foreign legal entities	100472629
Russian legal entities	1350871246
Natural persons	126662966

	Number of preferred shares type A (as of 01.01.2003)
Foreign legal entities	49134035
Russian legal entities	367559216
Natural persons	109330508

	% of the charter capital JSC CenterTelecom (as of 01.01.2003)
Foreign legal entities	7,111
Russian legal entities	81,674
Natural persons	11,215

Number of preferred shares type A (as of 01.01.2003)


49134035
109330508
367559216
Foreign legal entities
Russian legal entities
Natural persons

Number of accounts in the shareholders' register as of 01.01.2003


51
288
37909
Foreign legal entities
Russian legal entities
Natural persons

Number of preferred shares type A, pcs. (as of 01.01.2003)


126662966
100472629
1350871246
Foreign legal entities
Russian legal entities
Natural persons

1.5. Information on the established (supported) ADR Program (Program registration date, name of a depositary bank, ADR ratio);

Level 1 American Depositary Receipt program (ADR) for JSC CenterTelecom ordinary shares was registered on August 22, 2001 by U.S. Securities and Exchange Commission.

1 ADR comprises 100 Company ordinary shares.
JP Morgan shall act as a depositary bank of the Company.

1.6. Information on assigning of a credit rating to the Company and corporate governance score (specify rating agency and rating value).

On 14.12.2001 international rating agency *Standard & Poor's* assigned to JSC CenterTelecom credit ratings of an issuer in local and foreign currency CCC. Forecast is Stable.

In November 2002 an agreement on corporate governance score was signed between JSC CenterTelecom and Standard & Poor's agency. It resulted in the Company being assigned a corporate governance score (CGS) of 5.3 in March, 2003.

1.7. Information on the Company auditors (according to Russian and international standards):

Information on the issuer's auditor.

Name: ***ZAO Ernst &Young Vneshaudit***
Address: ***103062, Moscow, Podsosensky pereulok, 20/12, building 1-1.***
INN: *7717025097*
Mailing address: ***103062, Moscow, Podsosensky pereulok, 20/12, building 1-1*A.**
Tel.: *7 (095) 705 9292* Fax: *7 (095) 705 9293*
Email: ***adim.balashov@ru.eyi.com***
License number: ***003246***
Date of issue: ***17.01.2003***
Valid: ***till 17.01.2008***
Issuing agency: ***Russian Federation Ministry of Finance***
Term of the agreement: until the obligations are fully discharged (obligations of the auditor: audit of JSC CenterTelecom financial statements for the period from 01.01.2002 to 31.12.2002).

1.8. Information on the Company Registrar:

Registrar: ***Closed Joint-Stock Company Registrator-Svyaz***
Address: ***123557, Moscow, Presnensky Val, 27.***
Mailing address: ***107078, Moscow, Kalanchyovskaya street, 15* A, *P.O.B 45***
Tel.: ***(095) 933-42-21*** Fax: ***(095) 933-42-21***
Email: ***regsw@asvt.ru***
License number: ***10.000.1.00258***
Date of issue: *01.10.2002*
Validity period: ***unlimited***
Issuing agency: ***Federal Commission for the Securities Market***

▪1.9. Information on the Company organization structure as of 31.12.2002

Key organization departments of the Company as of 31.12.2002 are General Directorate, 17 branches and Supply and Logistics.
The following are wholly-owned subsidiaries-branches of JSC CenterTelecom : *Belsvyaz, Bryansksvyazinform, Elektrosvyaz of the Vladimir regioni, Voronezhsvyazinform, Ivtelecom, Kaluzhsky branch, Kostromatelecom, Kursk branch, Lipetskelektrosvyaz, Moscow branch, Orlovsky branch, Ryazansky branch, SmolenskTelecom, Tambovskaya elektrosvyaz, Tverskoy branch, TulaTelecom* and *YarTelecom.*

Organizational Structure of the General Directorate of JSC CenterTelecom

1. General Accounting Office

▪1.1. Consolidated financial statements department

1.1.1. Office of consolidated financial statements according to the Russian accounting starndards
1.1.2.Investment accounting office
1.1.3.Corporate accounting and reporting office

1.2. Accounting Department

1.2.1. Accounting office of the General Directorate
1.2.2.Methodology office

1.3.Department of control, analysis and international reporting

1.3.1.Office of consolidated financial statements according to InterNational Accounting Standards
1.3.2.Analysis and control office

▪1.4.Treasury

1.5.Internal audit office

▪1.6.Fiscal accounting and reporting office

1.7.Subscriber relations office

2.Legal department

2.1. Legal protection office
2.2.Legal opinion office
2.3.License and patent office

3.Contractual relations and restructuring department

3.1.Corporate reorganization department
3.2.Contractual office

4.Information and analysis department

4.1.Expert and analysis office
4.2.Press service
4.3.Marketing and advertising office

5.Economy and finance department

5.1.Planning and economic office
5.2.Financial planning and funds management office
5.3.Budget consolidation office

5.4.Prices and rates office

6.Information technology department

6.1.Computer-aided system operation office

6.2.Corporate services office

6.3.Computer repairing office

6.4.Technical support office

7. Prospective development department

7.1. Prospective development office

7.2. New technology office

7.3.Technical office

8.Telecommunication construction department

8.1.Capital investment office

8.2.Telecommunication facility construction office

8.3.Project cost estimate office

9.Telecommunication operation department

9.2.Integrated telecommunication management Center

9.3. Operating management Center

9.3.1.Network management service

9.3.2. Operating service

9.4.Local telephone service office

9.5.Long distance and facsimile communication office

9.6. Public-phone operation office

9.7.Quality of service management office

9.8.Office of chief power supply engineer

9.9.Measuring laboratory office

9.10.Plan and economic team

10. Wireless service and broadcasting department

10.1.Frequency assignment office

10.2.Radio and TV broadcast office

10.3.Radio service office

11.Customer department

11.1.Customer service office

11.2.Complaint handling office

11.3.Service promotion office

12.Human resources department

12.1.Personnel relations office

12.2.Labour, management structure and social issues office

13.Security department

13.1.Security and counterterrorism activities office

13.2.Technical protection and fire safety office

13.3.Economic security office

13.4.Information security office

13.5.Group of special record keeping

14.Labour protection department

15.Securities and corporate actions office

16.Mobilization training and emergency office

17.Metrology service

18.External operators relationship office

19.Clerical office

20.Inspection office

21.Training Center
22.External relations office
23.Property office
24.Environment protection office
25.State secret protection office

Information on the Company contact numbers, fax number, email and website.

Tel.: **(095) 209-3434 Fax: (095) 209-3007**
Email **: info@esmr.ru**
Website: **www.**CenterTelecom**.ru.**

II. MAIN CORPORATE EVENTS OF THE YEAR 2002

Brief information by months (quarters) of the year:

on the Company's reorganization

- The process of reorganization of the Center companies and their affiliation with JSC CenterTelecom entered an active phase in 2002. Extraordinary general shareholder meetings, which resulted in making decisions on reorganization of all JSC of telecommunication of the Central and Central-chernozem regions of Russia in the form of affiliation with JSC CenterTelecom, were held in all companies in February 2002. Representatives of JSC CenterTelecom took an active part in all meetings.
- After such an extraordinary general shareholder meeting, all creditors were notified about the decision to undertake reorganization.
- On June 5, 2002, the Ministry of Russian Federation on Antimonopoly Policy and Support of Business granted the Solicitation on issuing approbation for the reorganization.
- A number of fundamental decisions that justify further integration processes on creation of a unified Center's telecommunication company were made during the meeting of the Board of Directors of the Company on February 10th, 2002.
- Thus, a decision was made about creation of regional branches of JSC CenterTelecom in regions of the Central and Central Black-soil areas of Russia (including the Moscow region) in accordance with location of the existing companies.

on holding general shareholder meetings (annual and extraordinary)

- An extraordinary general shareholder meeting of JSC CenterTelecom shareholders was held on February 22nd, 2002: 99.51 % of all shareholders that took part in voting on the organization voted for reorganization. Relevant changes in the Charter of JSC CenterTelecom were approved and registered.
- A general annual shareholder meeting of JSC CenterTelecom was held on June 5th, 2002. The meeting elected new members of:
- Board of Directors of the Company; Auditing Committee of the Company.
- New version of the Company's Charter was approved.
- The following provisions of the new version were approved:
- On the Board of Directors of the Company; On the Governing Board of the Company.
- Changes were introduced into Provisions on the Auditing Committee of the Company.

on payment of announced (accumulated) dividends on the Company's stock

- The size of dividends, accumulated on one registered book-entry ordinary share of the Company, is **RUR 0.026.** Total sum of dividends, accumulated on stock of this category, is **RUR 11,741,626.2.**
- Total sum of dividends, paid for stock of this category, is **RUR 11,245,519.**

- The size of dividends, accumulated on one preferred personal non-documentary share of B type, is **RUR 0.038**. Total sum of dividends, accumulated on stock of this category, is **RUR 470,136**.
- Total sum of dividends, paid for stock of this category, is **RUR 470,136.**
- The size of dividends, accumulated on one preferred personal non-documentary share of the A type, is **RUR 0.077**. Total sum of dividends, accumulated on stock of this category, is **RUR 11,908,666.**
- Total sum of dividends, paid for stock of this category, is **RUR 11,629,592.54.**

on assigning of credit rating and corporate governance score

An Agreement on evaluation and initial assigning of the corporate governance score was concluded with the *Standard & Poor's* Rating Agency on November 29, 2002.

Information on investor relations activities and development of the secondary stock market (description of main measures)

JSC CenterTelecom undertook a number of measures on relations with investors and development of the secondary stock market in 2002 along the following lines:

Disclosure of information according to results of the year 2001

the Annual Report of the Company was drawn up, translated into English and published

road-show in Europe and USA

a teleconference according to results of the year 2001 was held with General Director of the Company

the Annual Report took part in the RTS's contest of annual reports

Disclosure of information on quarterly results of the year 2002

quarterly reports of the issuer of issuing securities were drawn up, distributed in accordance with the list of disclosed information, published on the corporate website and translated into English

Conduct of the Annual General Shareholder Meeting

an announcement about the meeting was drawn up, distributed and published on the Company's website

an address of General Director to shareholders was drawn up, distributed and published on the Company's website

the Annual General Shareholder Meeting was held

a press-conference for summing up results of the Meeting was held

an announcement about results of the Meeting was published on the Company's website

Disclosure of information on important corporate events

announcements about important corporate events were drawn up, distributed and published on the Company's website;

announcements about important facts about the Company were drawn up, translated into English and distributed;

an Information Memorandum to the Second Bond Issue of the Company was drawn up.

Dealing with rating agencies

a number of meetings with representatives of Standard & Poor's rating agency on supervision over the international credit rating of the Company were held and an Agreement on the corporate governance score was concluded.

Corporate website maintenance

information on the Company, its tariff policy, reports and important events that have to do with its activity was published in the course of the year

English version of the website was created.

Image advertising

Advertising modules were published in periodicals in the Moscow region cities and towns, on the radio and TV channels of the Moscow region (where telephone exchanges are available).

Advertising block is published in the Federal Directory of the Ministry of Telecommunication.

Advertising block is published in the Business-address telephone directory.

Information is published in exhibition reference-catalogues (Expocom, Infocom).

Advertising materials are published in the Investment Directory.

Participation in meetings with investors

Meeting with analysts and information agencies for summing up results of the year 2001.

Participation in the Foreign Investments in the Moscow Area round table, held by the Governor of the Moscow region.

Participation in the Svyaz-Expocom 2002 exhibition.

Participation in the Infocom 2002 exhibition.

Participation in the International CeBIT-2002 exhibition in Hanover (Germany).

Participation in the Asia Telecom 2002 exhibition.

Participation in the project Regions of Russia. Investment Portrait initiated by the State Duma. Submission of materials for this publication distributed in the world investment community.

Presentation of a starting complex of a multi-service network.

ADR program

Support of the Level 1 ADR program continued.

- On charity:

In 2002 the Company provided charity and sponsor assistance in the total amount of

RUR *94,552,055*, including:

Moscow region – RUR 66,733,147

regional branches – RUR 27,818,908

Regional branches provided the following assistance as of the date of reorganization (as of 30.11.2002)

charity in the amount of RUR *25,787,162*, and after the date of reorganization

(in December 2002) – in the amount of RUR *2,031,746*

The Moscow branch in 2002 provided assistance in the amount of RUR 66,733,147, including:

1 quarter – RUR 4,418,605

2 quarter – RUR 5,063,037

3 quarter – RUR 27,194,355

4 quarter – RUR 30,057,150

List of organizations, to which the Moscow branch of JSC CenterTelecom provided assistance

is given below:

№	Name of the organization	Date of providing assistance	Sum (RUR)
1	*International Public Telecommunication Academy* MOO	1st quarter of 2002	154,204.50
2	ANO RKH AVANGUARD	1st quarter of 2002	30,000.00
3	MKS Slava–VII Charity Ecological Forum	1st quarter of 2002	34,000.00
4	MOO *Community of Administrative Management Professionals*	1st quarter of 2002	100,000.00
5	MTUCI	1st quarter of 2002	75,000.00
6	Benefice of the Voznesenskiy (Sophia) Cathedral in the town of	1st quarter of 2002	[illegible]

	Pushkin		
7	Regional Public Organization *Federation of Figure Skating and Dances on Ice*	1st quarter of 2002	100,000.00
8	ROOIVS *Rusichy*	1st quarter of 2002	10,000.00
9	Military Unit 34434	1st quarter of 2002	10,000.00
10	Institute of the World Economy	1st quarter of 2002	10,000.00
11	Police Emergency Platoon support Foundation under the aegis of the Central Administration of the Ministry of Internal Affairs in the Moscow region	1st quarter of 2002	50,000.00
12	Other	1st quarter of 2002	45,400.00
13	Administration of MO Tarusskiy region	2nd quarter of 2002	25,000.00
14	State Saltykovskiy Children's Home	2nd quarter of 2002	110,000.00
15	GU DOCN SDUSHOR in tennis *Olimpiyets* of the Moscow Sports Committee	2nd quarter of 2002	100,000.00
16	Children's Home *Beriozka*	2nd quarter of 2002	30,000.00
17	Animals' protection bureau – Moscow Region Section	2nd quarter of 2002	50,000.00
18	MU *Social Asylum for Juveniles*	2nd quarter of 2002	30,000.00
19	Non-profit Partnership *Center for Telecommunication Development Problems Study*	2nd quarter of 2002	3,600,000.00
20	International Sporting Academy of V. Tretyak	2nd quarter of 2002	70,000.00
21	Organization of Assistance to Telecommunication and Information Technology Enterprises – LLC *Resonance*	2nd quarter of 2002	550,000.00
22	Regional Public Organization of Veterans (pensioners) of War and Labour of organizations and institutions of the Moscow region	2nd quarter of 2002	100,000.00
23	Veteran Committee of UOOVOGV and PU of RF	2nd quarter of 2002	60,000.00
24	Military telecommunication operation and restoration administration	2nd quarter of 2002	50,000.00
25	Educational Department of Administration of the Ruzskiy district	2nd quarter of 2002	210,000.00
26	Social Development Foundation of the Social Policy Co-ordination Administration	2nd quarter of 2002	30,000.00
27	Other	2nd quarter of 2002	48,037.24
28	*International Public Telecommunication Academy* MOO	3rd quarter of 2002	157,666.00
29	Charity Foundation *200 years of the Ministry of Internal Affairs*	3rd quarter of 2002	5,000.00
30	Charity Foundation *Garant-D*	3rd quarter of 2002	100,000.00
31	All-Russian Association of Handicapped	3rd quarter of 2002	60,000.00
32	Medical Department № 33	3rd quarter of 2002	112,694.00
33	International Cultural Center *Slava*	3rd quarter of 2002	23,250.00
34	NVK 2000	3rd quarter of 2002	1,103,634.00
35	Non-profit Partnership *Center for Telecommunication Development Problems Study*	3rd quarter of 2002	20,900,000.00
36	JSC Southern Telecommunication Company	3rd quarter of 2002	200,000.00
37	All-Russian Public Organization *Tennis Federation of Russia*	3rd quarter of 2002	758,270.40
38	Russian Foundation of Culture and Arts of Angelina Vovk	3rd quarter of 2002	314,701.00
39	Educational Department of Administration of the Ruzskiy district	3rd quarter of 2002	54,000.00
40	Foundation *Russian Foundation of History of Telecommunication*	3rd quarter of 2002	3,000,000.00
41	Central Research and Development Institute of Telecommunication (CNIIS)	3rd quarter of 2002	252,489.60
42	Other	3rd quarter of 2002	152,650.00
43	Administration of the town of Podolsk – Committee on Education and Youth Policy	4th quarter of 2002	30,000.00
44	Charity Foundation *200 years of the Ministry of Home Affairs*	4th quarter of 2002	45,000.00
45	GUMO GRC Radio of the Moscow Area	4th quarter of 2002	50,000.00
46	Publishing House *SPORT AST-PRESS*	4th quarter of 2002	50,000.00

47	International Cultural Center *Slava*	4th quarter of 2002	63,000.00
48	Animals' protection bureau – Moscow Region Section	4th quarter of 2002	50,000.00
49	MU DUSTK *Krilatskoye*	4th quarter of 2002	70,000.00
50	Non-profit Partnership *Center for Telecommunication Development Problems Study*	4th quarter of 2002	9,750,000.00
51	All-Russian Public Organization *Tennis Federation of Russia*	4th quarter of 2002	357,406.91
52	Political Party *Russian Party of LIFE*	4th quarter of 2002	10,000,000.00
53	Parochial Council of the Blessed Virgin Birth Temple in Capotne	4th quarter of 2002	100,000.00
54	Trade-union Committee of the Ministry of Telecommunication of Russia	4th quarter of 2002	50,000.00
55	Regional Public Organization *Federation of Figure Skating and Dances on Ice*	4th quarter of 2002	300,000.00
56	Educational Department of Administration of the Ruzskiy district	4th quarter of 2002	81,000.00
57	Foundation *Russian Foundation of History of Telecommunication*	4th quarter of 2002	9,000,000.00
58	Other	4th quarter of 2002	60,743.10
TOTAL			**66,733,146.75**

on working with natural persons, consumers of new services of the Company

In the year 2002, JSC CenterTelecom considered 25,696 complaints filed by subscribers (customers), of which – 8,355 claims acknowledged as justified, and 17,341 complaints were deemed ungrounded.

Increase of a number of basic telephone sets (BTS) in 2002 in JSC CenterTelecom reached 259,386 sets.

Telephony Services:

- Provision of access to the telephone network via wire circuit.
- Provision of local telephone calls (conversation) with a subscription system of payment for local telecommunication services.
- Provision of automatic long-distance telephone connections (conversations) via backbone and zonal communication links.
- Integrated Services Digital Network (ISDN).
    - Provision of base access BRI (2B+D) ISDN, with allocation of one number, using a network interface and terminal.
    - Provision of an additional ISDN number (from 2 to 8).
    - Transfer of the base access line of ISDN in the event of a subscriber's relocation in accordance with his or her application, when technically possible.
- IP-telephony services for natural persons – cards that allow reduction of cost of long-distance and international calls.
- IP-telephony services for corporate customers – reduction of cost of telephone conversations by means of application of the VoIP technology.

Optional advanced services:

- Abbreviated dialing.
- Direct call.
- Immediate direct call.
- Direct call with a delay.

- Call, ordered by a subscriber (alarm clock).
- Temporary blocking of incoming calls.
- Temporary blocking of outgoing calls.
- Completion of a call to a busy subscriber (direct-dialed call).
- Completion of a call when there is no response.
- Queuing of incoming calls.
- Unconditional incoming call forwarding.
- Temporary redirection of incoming calls (per day), RUR.
- Transfer of calls to the auto-answering machine.
- Transfer of a call when the called subscriber number is busy.
- Redirection of a call when there is no response.
- Holding a call for making inquiries.
- Three-party call.
- Call waiting.
- On-line conference call.

Data transfer and telematic services:

- Dial-up Internet access paid trough a card on per-minute basis.

(When using this service, access to Internet is provided through a personal computer, equipped with a modem. Bit rate depends on a modem and could reach 56 kbit/s.)

- broadband Internet access using DSL technology with preservation of the existing telephone line.

(Main difference of a dedicated access from a switched one is in the fact that the computer has a permanent connection to the Internet. Therefore, there is no need to dial the modem pool of the provider in order to receive e-mail messages or surf the web.

In the event you surf Internet using a dial-up access, your phone would be busy. And vice versa, if someone speaks over the phone, you cannot access the Internet. In the event that ADSL is used, the phone is available. You may navigate Internet and speak over the phone simultaneously.

ADSL belongs to the class of broadband technologies. It provides the data transfer rate in the direction towards the subscriber – up to 7.5 Mbit/s, and from the subscriber – up to 1.5 Mbit/s. The high rate allows comfortable navigation through websites, fast download of big files and documents, interaction with multimedia and full value use of interactive applications.

One ADSL channel may secure navigation in the Internet of a group of users. An ADSL modem has the 10Base-T interface and is connected to a computer's network adapter or a local network hub.)

- access to the Internet via dedicated lines
- provisioning of virtual private networks (VPN)
- transmission of digital video and TV via the ATM network
- broadband access with voice and data integration

Corporate projects and systems integration:

- lease of dedicated lines
- integrated projects of creation of protected networks for corporate customers with integration of services, including integration of office telephone exchanges and local computing networks
- organization of video conferences

Relations with the Company's staff

INTERNAL CORPORATE EVENTS, HELD IN THE COMPANY IN 2002.

My parents – telecommunication workers contest of children's arts with participation of about 400 children of the Company's workers was organized in March 2002. There were 25 prizewinners in the contest and they received awards on the Knowledge day on September 5th, 2002. That event was covered in mass media (*Trud* and *Daily News. Moscow Area* newspapers) and a corporate calendar with photos of prizewinners' paintings was published.

The Health Day, celebration of which became a good tradition for the Company's staff, was organized in July 2002. A ship travel down the Moscow-river was organized for 200 workers.

A competition of cable jointers, during which new cabling technologies were applied, was held in November 2002 on the base of the Training Center. The competition prizewinners received diplomas, money awards and gifts.

There was also a sports day organized among the Company's staff in five sports: ski-racing, ski relay-racing, chess, volleyball and table tennis. 14 teams took part in that sports day. The winners (the teams of Podolsk Telecommunication Service Node (UES), Serpukhov UES and Khimky UES were awarded with cups, diplomas and money awards. In March, the JSC CenterTelecom volleyball team had matches with teams of other companies and became the winner.

III. COMPANY'S POSITION IN THE INDUSTRY

According to official statistics, the volume of the telecommunication market of Russia in 2002 constituted **RUR 265 billion** or **USD 8,342,678 thousand**.

The share of telecommunication companies of the Central and Central Black-soil regions constituted **USD 4,587,307 thousand**, out of which **USD 3,994,589 thousand** falls to the share of the companies registered in Moscow. Sales of telecommunication services in the area of JSC CenterTelecom activity amount to around **USD 600 million** or 83% of the market in the service area.

The actual volume of the telecommunication services market in the regions of the Central Federal Administrative District is significantly higher, and the share of JSC CenterTelecom is lower, since the official statistics does not distinguish, for example, between sales of services of different Moscow operators in the regions of the Central Federal District.


Telecommunications market in the Central Federal District of Russia
RUR billion in current prices
35
30
25
20
15
10
5
0
6,75
9,02
12,19
15,9
1999
2000
2001
2002
JSC CenterTelecom
Alternate operators

According to CominfoConsulting agency, the total share of JSC CenterTelecom in the telecommunication market of the Central part of Russia has a tendency towards decrease. While in 1999 it constituted 89%, it was assessed as 52% in 2002. The decrease rate will remain in the nearest future. It is caused by high rates of development of alternative operators, mainly cellular ones, that are not connected with state regulation of tariffs, the income of which had increased during that period in over 5 times.

Taking into account revenues from provision of cellular communications, the JSC CenterTelecom market share by regions is assessed as follows:

Region	JSC CenterTelecom market share
Moscow region	46%
Vladimir region	65%

Voronezh region	69%
Tver region	60%
Tula region	50%
Yaroslavl region	31%
Ivanovo region	60%
Kursk region	66%
Ryazan region	52%
Belgorod region	60%
Smolensk region	54%
Lipetsk region	60%
Kaluga region	72%
Orel region	66%
Bryansk region	62%
Tambov region	61%
Kostroma region	42%

In the sector of traditional telephony (POTS) JSC CenterTelecom share in general and in all regions stays at the level of **85%** and higher and has a low rate of decrease. Taking into account the rate of service development, planned by the Company, and the tariff policy, announced by the Government, its position in the sector of traditional services would be intact.

Internet access services – competition is especially strong in this market segment. Regional branches of JSC CenterTelecom still hold leading positions and around 60% of corporate and 70% of individual users use its services. A high level of competition is observed in Voronezh, where the share of the regional operator is about 20%. The highest level of competition is in the Moscow region (less than 15%).

Some of the main competitors are Combellga, Demos-Internet, MTU-Inform, Comcor and a number of regional operators. The majority of operators operate either in one of the segments of the Internet-market, or in a limited territory (1-2 districts or a number of neighboring towns). Having in its disposal infrastructure in all regions, the Company has certain competitive advantages, realization of which is envisaged by the marketing strategy.

Growth of long-distance traffic, thousand minutes


3 000 000
2 500 000
2 000 000
1 500 000
1 000 000
500 000
0
2001
2002
2003

Long-distance services generates the bulk of the Company's revenues (60% of revenues from ordinary activity). Long-distance communication has the highest rate of development among traditional services of fixed-line communication – traffic growth is higher than rates of putting lines into operation.

When speaking about the Central Federal Administrative District, only the JSC CenterTelecom possesses a .comprehensive access infrastructure for users of long-distance services – over 5.5 million subscribers of local networks have access to PSTN of Russia and other countries through 29 long-distance telephone exchanges in the regions. A network of multipurpose public phones is developed actively. The share of outgoing charged traffic, routed through CenterTelecom – *Rostelecom*, as of the end of the year 2002, is assessed as higher than 90%. Competition in this market segment is growing on the part of cellular operators and Internet-telephony operators.

Mobile communications

All three national operators of mobile communication actively operate in the service area of JSC CenterTelecom. That is why command of available licenses and resources in this market segment requires additional study.

Revenues of telecommunication joint-stock companies from sales of telecommunication services.

RUR million

JSC CenterTelecom	15,836
JSC *Uralsvyazinform*	13,144
JSC *Sibtelecom*	11,867
JSC *VolgaTelecom*	10,432
JSC *STK*	10,035
JSC *North-Western telecom*	9,753
JSC *Rostelecom*	9,338
JSC *MGTS*	8,834
JSC *Dalsvyaz*	5,182


Income of telecommunication services from sales of telecommunication services (RUR million)
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
JSC CenterTelecom
JSC Sibtelecom
JSC SouthTelecom
JSC Rostelecom
JSC Dalsvyaz

The Company owns a telecommunication infrastructure in the most densely populated region of Russia. Subscribers of CenterTelecom in 17 constituent entities of the Russian Federation in the Central Russia are state organizations, natural persons and an overwhelming majority of businesses. The Company maintains a dominant position in the sector of traditional services – over 85% of the total sales.

New communication services accounts for a minor share in the Company's revenues – 2.4%. Besides, regional branches of JSC CenterTelecom hold leading positions in the Internet segment of the market (apart from the Moscow and Voronezh regions). 60% of corporate and over 70% of individual users use their services. The highest level of competition is in the Moscow region (CenterTelecom*'s* share is less than 15%), however, commissioning of a multi-service ATM-network in the reporting year, a shift to an aggressive marketing policy make it possible to bring the Company's share in this market sector up to 30%.

IV. COMPANY PRIORITIES

4.1. Main directions of development of the Company in introduction of new data and telematic services.

The priority in providing new services in 2002 was provisioning of Internet access for a wide range of users, both via switched channels and with the use of fully accessible multi-service networks, which employ IP/MPLS/ATM technology.

In the reporting year a broadband multi-service data network, based on ATM technology and Lucent Technologies' equipment, was put into operation. Further expansion of data transfer networks in other regions took place, which resulted in growth of the number of Internet users by over 2 times. Regional branches of JSC CenterTelecom pay great attention to opening centers of group Internet access both in communication post-offices and in their own offices. Besides, Internet access is arranged in medical institutions, high schools, boarding schools and children's homes. JSC CenterTelecom provides a popular service nowadays – Virtual Private Network (VPN).

JSC CenterTelecom works on creation of a common data network of the Company through integration of data networks of its branches, which would allow for ensuring a guaranteed service level with the maximum quality.

The main directions of development of telecommunication systems on the basis of radio-electronic means in THE SUPER-REGIONAL COMPANY were:

1. Conduct of preparatory work stage on creation of a cellular communication network of a new generation of the CDMA-450 standard on the basis of cellular communication networks of NMT-450 standard of THE SUPER-REGIONAL COMPANY branches. For this purpose, documents for obtaining a frequency range for operation in CDMA-450 standard were submitted to GCRF, possible variants of building a communication network were developed and a preliminary comparative analysis of equipment suppliers was conducted.
2. Preparatory works were conducted for establishment of conditions for switching over to the new digital standard of mobile radiotelephone communication TETRA. For this purpose, JSC CenterTelecom and *Rohde & Schwarz* (Germany) company signed a co-operation agreement. Documents were submitted to GCRF for allocation of a frequency band in the 300 MHz range. Building of a TETRA network would allow providing of modern communication services to a wide range of corporate users and to undertake measures within the framework of the Electronic Russia program.
3. A range of works on building of broadband multi-service access networks on the basis of fiber optics channels and systems of MMDS, LMDS and cable TV technologies were conducted in a number of JSC CenterTelecom branches in 2002. Expansion of activity in this direction would allow increase of a spectrum of provided services, including Internet, telematic services, high quality television and digital telephony.
4. Works on switching over of rural networks of line broadcasting to on-air broadcasting with the purpose of increase of profitability and reduction of costs on traditional line broadcasting are still a priority direction of activity.
5. Works on installation of telephones for privileged categories of natural persons and in remote inhabited localities of the Central Federal District of

RF with the use of various systems of wireless access and according to the principle of installation of public telephones went on.

4.2. Top-priority tasks of the Company in introducing per-minute based phone call charging.

Installed capacity, equipped with ACB (Automatic Call Billing), covers over 3.5 million of numbers. Unfortunately, due to unavailability of clear regulatory documents and lack of understanding of local authorities, only 880 thousand numbers or 25% are in the industrial operation.

All newly introduced digital automatic telephone exchanges, which operate in the Company's network, have functions of automated time rate calculation of phone calls. Planned activity on additional equipment of analog exchanges, conducted by the Company, allowed increase of the number capacity, equipped with ACB.

4.3. Tariff policy of the Company.

Since reorganization of (public) joint-stock telecommunication companies of the Central and Central Black-soil regions of Russia through integration with the JSC CenterTelecom was completed at the end of the year 2002 (November 30, 2002), the integrated companies conducted their own tariff policy during the year under review.

Tariffs for provision of telecommunication services of the integrated companies are regulated by the State, viz. by the Ministry on Antimonopoly Policy and Support of Entrepreneurship (MAP of RF).

Information on tariffs of integrated companies is given by tables in sub-section 5.3 of Section V.

V. RESULTS OF DEVELOPMENT IN THE COMPANY'S TOP PRIORITY FIELDS

One of the priority directions of development of the Company is providing services in broadcasting television programs via cable television networks (CTVN). At present, 10 hybrid fiber-optic-coaxial CTVNs of the total design capacity of about 100 thousand subscribers are in operation. The networks ensure broadcasting of up to 30 television programs.

Starting from 2002, the Company developed and approved a plan of modernization of existing CTVNs in order to provide new services through them, such as Internet access and IP-telephony. All newly built CTVNs are necessarily equipped with technical means that provide a broadband access (BBA).
It is planned to build multi-service broadband networks on the basis of a hybrid optical-coaxial CTVN in the town of Kostroma of 60 thousand subscribers capacity and in the town of Zhukovski in the Moscow region of 10 thousand subscribers capacity in 2002-2003.
Building of BBA networks with application of MMDS technology is conducted in the towns of Solnechnogorsk and Serpukhov in the Moscow region. The total installed capacity of the networks would constitute over 20 thousand of subscribers.
The Company holds negotiations regarding commencement of realization of the plan of building a network of cellular television in the territory of the Moscow region on the basis of the LMDS technology. A pilot project of a network for 10 thousand subscribers in the town of Podolsk in the Moscow region is under development.

5.1. Investment policy

5. 1. 1. Capital expenditures of investments in fixed assets according to reports of regional branches on fulfillment of the investment plan for the year 2002

RUR in thousands

Name of the branch	Investment amount	Investment amount			Sources of financing	
	Planned	Actual	including		Own	Debt
		total	SMR	equipment	funds	funds
Belsvyaz	161,614	191,718	79,869	107,971	94,839	83,588
Bryansksvyazinform	190,628	206,948	64,683	130,705	88,315	118,633
Elektrosvyaz of the Vladimir region	188,515	250,570	106,402	143,245	130,101	120,469
Voronezhsvyazinform	554,567	549,132	120,758	413,132	93,832	455,300
Ivtelecom	154,847	155,867	29,076	126,791	50,882	104,984
Kaluga branch	222,404	132,158	35,115	96,460	131,614	544
Kostromatelecom	98,293	109,502	35,700	56,655	44,489	65,013
Kursk branch	201,820	213,973	51,304	162,225	57,329	156,644
Lipetskelektrosvyaz	143,799	159,938	61,548	75,030	72,100	87,838
Moscow branch	1,366,601	1,381,368	307,321	974,857	1,381,368	1,091,804
Orlovsky branch	257,786	214,525	17,043	197,482	59,007	155,518
Ryazan branch	200,022	169,187	44,026	124,794	56,269	112,918
SmolenskTelecom	163.708	177.854	56.555	117,786	83.366	94.488
Tambovskaya elektrosvyaz	247,663	196,159	49,054	144,362	44,437	151,722

Tver branch	212,411	229,144	67,417	150,870	104,700	124,444
TulaTelecom	383,410	399,451	179,604	211,120	207,893	191,558
YarTelecom	249,972	278,400	81,813	189,395	186,380	92,020
Total	**4,998,060**	**5,015,894**	**1,387,288**	**3,422,880**	**2,886,921**	**3,207,485**

5. 1. 2. Commissioning of main production facilities

according to reports of regional branches on fulfillment of the investment plan for the year 2002

	Commissioned capacity				Dismantled	Wireless
	numbers	including		transmission lines inside numbering plan areas: fiber and microwave links km.	phone	phone
Name of the branch	total	urban telephone networks (GTS)	rural telephone networks (STS)		numbers	numbers
Belsvyaz	**21,430**	17,484	3,946	456		
Bryansksvyazinform	**41,356**	39,196	2,160	280	30,800	
Elektrosvyaz Vladimirskoj oblasti	**33,200**	33,200		375	22,620	
Voronezhsvyazinform	**52,137**	47,775	3,850	161	20,024	
Ivtelecom	**9,610**	9,610			7,270	
Kaluzhsky branch	**18,360**	17,468	892	4	9,344	
Kostromatelecom	**10,740**	9,190	1,550	47	1,729	
Kursk branch	**14,263**	13,478	785	49	150	
Lipetskelektrosvyaz	**43,612**	40,944	2,668	101	29,488	
Moscow branch	**63,382**	52,256	11,126	534	9,000	1,100
Orlovsky branch	**38,596**	33,660	4,936			
Ryazansky branch	**5,720**	5,620	100	91		
SmolenskTelecom	**17,030**	16,280	750	43	4,000	
Tambovskaya elektrosvyaz	**16,158**	12,728	3,430	365		29,000
Tverskoy branch	**32,828**	32,328	500	337	12,654	
TulaTelecom	**31,902**	31,902		168	9,392	
YarTelecom	**21,516**	18,696	2,820	130	300	
Total	**471,840**	**431,815**	**39,513**	**3,141**	**156,771**	**30,100**

5.2. Main indicators of network development

Table 2

№	Indicators	Unit of measurement	2001	2002	Growth rate 2002/2001 (%)
1	2	3	4	5	6

1.	Increase in length of trunk (intra tariff band) telephone channels, total	thousand channel * km	**3,140.5**	**4,622.66**	**147.2**
	including formed by digital transmission systems	thousand channel*km	**3,181.8**	**4,640.02**	**145.8**
2.	*Increase in the* number of basic phone sets, total including	thousand units	**249,588**	**259,584**	**104.0**
	- GTS (in urban communities);	thousand units	**215,779**	**221,913**	**102.8**
	- STS (in rural communities);	thousand units	**33,809**	**37,671**	**111.4**
3.	Increase in the number of outgoing direct-dial trunk telephone circuit, total	channel	**2,012**	**2,184**	**108.5**
	including intra tariff band NPA circuits	channel	**1,220**	**1,721**	**141.1**

5.3. Tariff Information

Belsvyaz – A subsidiary (branch) of JSC CenterTelecom

No.	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001	Unit costs at the end of the year, RUR, in 4 quarter 2002	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
1	Provision of access to an urban telephone network (GTS) (one-time installation fee) - basic telephone set			4820,4	5078,8	67907,0	8766,0
	natural persons	6000,0	6000,0			49595,0	
	budget funded organizations	6000,0	6000,0			2768,0	
	non-budget funded organizations	6000,0	6000,0	4520,3	4933,8	15544,0	1855,8
2	Provision of access to a rural telephone network (STS) - basic telephone set	2000,0	2000,0			5470,0	
	natural persons	6000,0	6000,0			4663,0	
	budget funded organizations	6000,0	6000,0			210,0	
	non-budget funded organizations	6000,0	6000,0			597,0	
3	Local phone service under monthly rental arrangements for GTS			53,1	80,3	154791,0	226387,5

natural persons	55,0	85,0			113190,0	
Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
budget funded organizations	75,0	110,0			15893,0	
non-budget funded organizations	90,0	110,0			25708,0	
Local telephone service under per-minute billing for GTS (the constant part)			53,1	80,3	40180,0	
natural persons		51,0			34553,0	
budget funded organizations		61,0			2076,0	
non-budget funded organizations		61,0			3551,0	
Local telephone service under per-minute billing for GTS (variable component)			53,1	80,3	9695,0	
natural persons		0,10			7038,0	
budget funded organizations		0,10			467,0	
non-budget funded organizations		0,10			2190,0	

No.	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
5	Local telephone service under monthly rental arrangements for rural networks (STS):			96,9	69,2	43818,0	
	natural persons	55,0	85,0			34951,0	
	budget funded organizations	75,0	110,0			3807,0	
	non-budget funded organizations	90,0	110,0			5060,0	
6.1	Local telephone service with per-minute billing for rural networks (STS) (constant part):						
	natural persons						
	budget funded organizations						
	non-budget funded organizations						
6.2	Local telephone service with per-minute billing (variable component) for rural networks (STS):			96,9	69,2		

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Natural persons		0,10				
budget funded organizations		0,10				
non-budget funded organizations		0,10				
Long distance call	2,81	3,32		0,9	347587,0	104165,1
Inland telegram	0,50	0,80		26,0	5702,0	8636,2

ote: 1. Unit costs and reasonable expense calculations are performed as prescribed by Methods of Cost Accounting.

2. Local telephone call per-minute billing system was introduced on October 1, 2002, therefore no annual revenue and loss data are available.

In 2002 communication tariffs in Belgorod region were introduced and approved in accordance with resolutions and instructions issued by the inistry of Antimonopoly Policy of the Russian Federation.

Beginning from January 1, 2002 local call charges in subscription billing system were increased to RUR70.00 to RUR90.00 for natural persons and dget funded organizations respectively.

Beginning from January 10, 2002 long distance call charges for budget funded organizations were increased to RUR1.32 per minute (tariff band inland telegram tariff rose to RUR0.70 per word, in accordance he Ministry of while inland telegram tariff rose to RUR0.70 per word, in accordance with rder no. 1322 dated December 18, 2001 by the Ministry of Antimonopoly Policy of the Russian Federation.

Beginning from May 1, 2002 local call per-minute tariffs were introduced by Order no. 323 dated April 4, 2002. Constant component for individual ers was set atRUR42.00, with RUR50.00 for business sector. Per minute charge for all user categories: RUR0.08 per minute.

Beginning from September 1, 2002 local telephone service tariffs in subscription system were increased to RUR85.00 per month for natural persons nd RUR110.00 for businesses by Order no. 629 dated August 19, 2002. Local per-minute tariffs were indexed to make the constant component become UR51.00 RUR for natural persons and RUR61.00 for business sector. Per minute charge was increased to RUR0.10.

Beginning from December 10, 2002 long distance telephone call tariffs for budget funded organizations were increased to RUR1.60 per minute (tariff and 1), while per word charge for inland telegram became RUR0.80, by Order no. 785 dated November 20, 2002.

Belsvyaz provides communication services at discounted rates to subscribers entitled to reduced tariffs in accordance with federal law, laws of elgorod region and related norms and regulations to the full extent. In 2002 company provided telephone services to 111052 and line radio services to 5677 privileged subscribers. Services total: RUR58397.9 thousand. RUR25269,6 thousand or 43% of that total were compensated (re: Federal Law On eterans, Federal Law On Social Protection for the Disabled in RF, Federal Law On Social Protection for the Victims of Chernobyl NPP Disaster). Total ccounts receivable during all years from foundation: RUR30598,0 thousand.

On May 1, 2002 the Ministry of Antimonopoly Policy of the Russian Federation introduced a per-minute billing system for local telephone calls. The ariff calculation was made in accordance with MAP RF Order no. 437 dated May 14, 2002 titled On Methods of Charge Calculation in Local Telephone Call Per-minute Billing System, registered by Ministry of Justice of the Russian Federation, re: Regulation no. 3545 dated July 02, 2002. The new billing ystem was tested in the city of Stary Oskol of Belgorod region in May through September 2002. Beginning from October 1, 2002, 61520 users switched ver to per-minute tariffs, as the system began to operate full scale. Privileged users pay a constant component of only 10% of monthly subscription system harge, instead of 60%, as this group of clients is entitled to a 50% discount on tariff rate. In 2002 profits returned by per-minute billing system reached UR49341 thousand.

Bryansksvyazinform - A subsidiary (branch) of JSC CenterTelecom

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001	Unit costs at the end of the year, RUR, in 4 quarter 2002	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Provision of access to an urban telephone network (GTS) (one-time installation fee) - basic telephone set			15201	870,21	52857,9	12532,3
natural persons	3500	5000	-	-	44364,1	
budget funded organizations	5000	6000	-	-	1634,1	
non-budget funded organizations	5000	6000	-	-	6859,7	
Provision of access to a rural telephone network (STS) - basic telephone set			12052	1501,3	5270,2	2955,7
natural persons	2000	3000	-	-	4833,7	
budget funded organizations	3400	5000	-	-	152,6	
non-budget funded organizations	3400	5000	-	-	283,9	
Local phone service under monthly rental arrangements for GTS			52,08	67,09	143989,1	116110,2
natural persons	70	80	-	-	103500,3	

No.	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
	budget funded organizations	100	100	-	-	14051,9	
	non-budget funded organizations	100	100	-	-	26436,9	
4.1	Local telephone service under per-minute billing for GTS (the constant part)						
	natural persons						
	budget funded organizations						
	non-budget funded organizations						
4.2	Local telephone service with per-minute billing (variable component) for rural networks (STS):						
	natural persons						
	budget funded organizations						
	non-budget funded organizations						

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Local telephone service under monthly rental arrangements for rural networks (STS):			145,82	92,61	21930,2	31921,8
natural persons	60	60	-	-	16194,1	
budget funded organizations	100	100	-	-	2262,0	
non-budget funded organizations	100	100	-	-	3474,1	
Local telephone service with per-minute billing for rural networks (STS) (constant part):						
natural persons						
budget funded organizations						
non-budget funded organizations						
Local telephone service with per-minute billing (variable component) for rural networks (STS):						

o.	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
	natural persons						
	budget funded organizations						
	non-budget funded organizations						
	Long distance call	2,98	3,0	1,66	1,23	246002,7	89043,0
	Inland telegram	0,70	0,80	55,0	115,55	8173,1	24523,4

* - For service 7 an average charge is specified.

Rates updating milestones in 2002

Local telephone networks rate updates dynamics in 2002 (in RUR)							
Period		Access provision			Subscription charge		
		organizations not funded by the appropriate budgets	organizations funded by the appropriate budgets	natural persons	organizations not funded by the appropriate budgets	organizations funded by the appropriate budgets	natural persons
from January 01, 2002	urban				100		70
	rural				100		60
from February 01, 2002	urban				100	90	
	rural				100	90	
from August 01, 2002	urban				100 100		
	rural						
from October 01, 2002	urban	6000 5000		5000			80
	rural			3000			60
The communication services rates charged to the natural persons include the value-added tax.							

Effective January 10, 2002 – telegraph communication services rates are updated (RUR0.70 per word for all users categories)
Effective December 10, 2002 – telegraph communication services rates are updated (RUR0.80 per word for all users categories)

Services provided to the privileged users categories

In 2002 the local telephone networks connections were provided to **1 202** citizens entitled to the benefits according to the current Russian Federation legislation. The local telephony usage benefits were granted to **85 241** subscribers, which was **10.8%** up the figures of 2001.

Wire broadcasting benefits were provided to **127 474** subscribers.

37.5 % of the local telephone network subscribers and **49.5%** of the wire-broadcasting subscribers are entitled to the benefits subject to the acts of law currently in force.

In 2002 the services provided to the privileged categories of citizens were worth RUR**43 703 000**, RUR**22 027 000** were compensated from different budgets, which amounted to **50.4%** of the provided services value.

Information about the services provided subject to the current acts of law from January 1, 2002 to December 30, 2002 in Bryansksvyazinform

List of citizens and private persons categories who use the telecommunication services at privileged rates	Local telephone networks			Radio broadcasting	
	Number of installations	Number of subscribers	Value of the benefits provided, thous. RUR	Number of subscribers	Value of the benefits provided, thous. RUR.
1	*2*	*3*	*4*	*5*	*6*
Benefits provided subject to Law On Veterans	603	55 503	24 061.60	108 368	6 502.20
Benefits provided subject to Law On the disabled persons social protection	-	22 519	8 358.90	15 373	1 028.90
Benefits provided subject to Law On the status of the Soviet Union Heroes and full companions of the Glory medal	-	42	32.70	0	0.0

1	*2*	*3*	*4*	*5*	*6*
Benefits provided subject to Law On social protection of the citizens exposed to the radiation due to the Chernobyl Nuclear Power Plant disaster	159	1 320	924.80	1 146	70.60
Benefits provided subject to Law On rehabilitation of the political repressions victims	75	0	302.80	0	0.00
Benefits provided subject to Law On military servants	136	2 790	788.90	1 297	47.70
Benefits provided subject to Law On benefits to be provided to former juvenile prisoners of concentration camps, ghettos and other forced confinement sites established by the fascists and their allies during the Second World War	133	1 593	1 111.60	1 112	65.80
Benefits provided subject to Law On the status of judges	-	455	90.70	12	0.50
Benefits provided subject to Law On the Russian Federation public prosecutions department	-	226	53.10	-	-
Benefits provided subject to Law On social protection for the Russian Federation citizens exposed to the radiation influence as a result of the failure of PO *Mayak* and nuclear active waste discharge into the Techa river	1	18	5.1	7	0.3

1	2	3	4	5	6
Benefits provided subject to the Russian Federation Supreme Council Resolution On the extension of the RSFSR Law On social protection of the citizens exposed to the radiation due to the Chernobyl Nuclear Power Plant disaster to cover the citizens from the substandard risk regiments	1	45	17.2	23	1.8
Benefits provided subject to Law On Militia	94	631	218.6	136	1.4
Benefits provided subject to Law On the tax police authorities	-	99	18,1	-	-
TOTAL:	1 202	85 241	35 984.10	127 474	7 719.20

Compensation of the losses incurred due to communication services payment benefits provided in 2002

000 RUR

ranch name	Compensation for the previous years (1996-2001)	Compensation for the local telephone communication services provided in 2002									Compensation for the wire broadcasting services provided in 2002					TOTAL compensated
		Law On veterans	Law On social protection of the disabled persons	Law On military servants	Federal Law On Chernobyl Nuclear Power Plant social protection	Law On militia	Law On tax police	Court staff	Repressed persons	On the Heroes' status	Law On veterans	Law On social protection of the disabled persons	Law On military servants	Federal Law On Chernobyl Nuclear Power Plant social protection	Law On militia	
1	*2*	*3*	*4*	*5*	*6*	*7*	*8*	*9*	*10*	*11*	*7*	*8*	*9*			*10*
)TAL for yansksvyazinrm	12 743.00	10 993.6	4 151.9	503.4	694.9	76.7	17.3	44.2	80.5	18	4 699.1	683.4	13.2	49.5	1.1	22 026.7

erage income rate is indicated for service 7

Ivtelecom - a subsidiary (branch) of JSC CenterTelecom

o.	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001	Unit costs at the end of the year, RUR, in 4 quarter 2002	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
	Provision of access to an urban telephone network (GTS) (one-time installation fee) - basic telephone set					44074	10544
	natural persons	5500.00	7500.00			32197	
	budget funded organizations	5500.00	7500.00			1661	
	non-budget funded organizations	5500.00	7500.00			10216	
	Provision of access to a rural telephone network (STS) - basic telephone set					1913	1104
	natural persons	2000.00	2000.00			1546	
	budget funded organizations	2000.00	2000.00			64	
	non-budget funded organizations	2000.00	2000.00			303	
	Local phone service under monthly rental arrangements for GTS			79.35	93.12	126902	163251
	natural persons	70.00	85.00			109670	

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
budget funded organizations	100.00	110.00			7604	
non-budget funded organizations	100.00	110.00			9628	
Local telephone service under per-minute billing for GTS (the constant part)					13624	14195
natural persons	-	-			-	-
budget funded organizations	70.00	77.00			4206	
non-budget funded organizations	70.00	77.00			9418	
Local telephone service with per-minute billing (variable component) for rural networks (STS):					9459	
natural persons	-	-			-	
budget funded organizations	0.08	0.11			2921	
non-budget funded organizations	0.08	0.11			6538	

No.	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
5	Local telephone service under monthly rental arrangements for rural networks (STS):			122-49	174-94	14248	32774
	natural persons	60.00	70.00			10600	
	budget funded organizations	100.00	110.00			1579	
	non-budget funded organizations	100.00	110.00			2069	
6.1	Local telephone service with per-minute billing for rural networks (STS) (constant part):						
	natural persons	-	-			-	-
	budget funded organizations	-	-			-	-
	non-budget funded organizations	-	-			-	-
6.2	Local telephone service with per-minute billing (variable component) for rural networks (STS):	-	-			-	-

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
natural persons	-	-			-	-
budget funded organizations	-	-			-	-
non-budget funded organizations	-	-			-	-
Long distance call	2-13	2-18	1-20	1-52	196889	110793
Inland telegram	0.70	0.80	87-29**	21-52**	4172	15010

For service 7 an average charge is specified.

- For service 8 average telegram price is specified (average word count – 22).

* - Unit costs and annual cost are specified in accordance with Recommendations for cost distribution and identification of prime cost of main items of blic communication services, introduced by FSEMS of Russia on April 11, 1997.

** - Services 1 and 2 show costs included in monthly expenses relating to installation/reinstallation. Capital investment needed to set up 1 line is not nsidered.

To the annual report for 2002

Section 1. Main economic and operating performance indicators of the reporting organization for the year, communication sub-sectors operating results and future development outlook thereof.

Information on the amount of the costs incurred by Ivtelecom in relation to the services provision for specific user categories entitled for benefits and on the amount of monetary funds received by the communication company to implement the Federal Laws in their part related to the benefits provision.

Today Ivtelecom delivers its services to over **200 000** telephone communication users and over **140 000** wire broadcasting users. 80 945 or 45.7% of home phones users and 96 397 or 68.8% of the wire broadcasting users enjoy services payment benefits. The benefits are granted pursuant to 7 Russian Federation laws: On Veterans, On social protection of the disabled persons (only subject to the court decision), On social protection of the citizens exposed to the radiation due to the Chernobyl Nuclear Power Plant disaster, On the social protection provisions for Socialistic Labor Heroes and full companions of the Labor Glory medal, On the military servants status (only subject to the court decision), On the status of Soviet Union Heroes, the Russian Federation Heroes and full companions of the Glory medal, On the political repressions victims rehabilitation, the Russian Federation President decree On the benefits to be provided to the minor prisoners of concentration camps, ghettos and other forced confinement sites established by the fascists and their allies during the Second World War, the Sovnarkom resolution # 1593 dated September 29, 1939 On the wire broadcasting units, broadcasting public loudspeaker and broadcasting receivers (sight-impaired persons).

The value of the communication services payments benefits provided in 2002 pursuant to the aforesaid Russian Federation acts of law amounted to RUR42.7 million as broken down by budgets: federal budget – RUR33.92 million and regional budget – RUR8.83 million (including VAT, without sales tax). The following RF Laws account for the largest share of missing income value: On veterans (87.3%) and On social protection of the disabled persons in the Russian Federation (8.0%).

In 2002 the received compensation amounted to RUR32.0 million including the losses in the amount of RUR25.38 million that were compensated from the federal budget, including:

pursuant to the RF Law On veterans – RUR24.2 million (including RUR1.13 million for the free of charge telephone calls and RUR23.06 million for the telephone usage);

pursuant to Law On social protection of the citizens exposed to the radiation due to the Chernobyl Nuclear Power station disaster – RUR618,450. (including RUR122,500 for the discounted telephone network connection, RUR449,010 for the telephone usage and RUR46,940 for the wire broadcasting);

pursuant to Law On the military servants status – RUR493,140 (including RUR140,150 for the discounted telephone network connection, RUR352,990 for the telephone usage);

pursuant to Law On the status of the Soviet Union Heroes and full companions of the Glory medal – RUR5,200.

Thus the compensation amounted to 75% of the value of the missing income resulted from the benefits provisions subject to the laws financed from the Federal budget.

In 2002 the regional budget compensated the losses in the amount of RUR 6.6 million including:

pursuant to the RF Law On veterans – RUR 5.93 million for wire broadcasting usage;

pursuant to the RF Law On social protection of the disabled persons in the Russian Federation – 0,34 million RUR for wire broadcasting usage;

pursuant to Law On the military servants status – RUR6,240 for wire broadcasting usage;

pursuant to the RF Law On political repressions victims rehabilitation – RUR0.34 million for the free of charge telephone calls.

Thus the compensation amounted to 75% of the value of the missing income resulted from the benefits provisions subject to the laws financed from the regional budget.

But it should be noted that there is no compensation for the telephone usage pursuant to the RF Law On social protection of the disabled persons in the Russian Federation and to the RF President Decree On the benefits to be provided for the juvenile prisoners of concentration camps, ghettos and other forced confinement sites established by the fascists and their allies during the Second World War.

Interconnected telecommunication network of Russia.

The extent of granting requests of RF Defense Ministry, Ministry of Internal Affairs, the Russian Federation Ministry of Emergencies, Federal Security Service of Russia, Federal Agency for Government Communication and Information to provide the analog and digital communication channels and paths.

The request by the special users to provide analog and digital channels are satisfied in full. The requests to provide trunk analog and digital channels are executed by GCUMS JSC Rostelecom, the intraregional analog and digital channels requests are executed by JSC Ivtelecom – Ivtelecom-Service.

The special users that predominantly include budget-funded organizations are provided with the telecommunication services based on the telecommunication services agreements and within the communication services payment limits approved by the budget liabilities administrator.

This users category generally uses traditional type of services that are provided to them in full. Besides the traditional services, the special users also use new types of services provided the payment thereof is fully guaranteed.

The telecommunication services government contract was concluded with two special users (military unit 64127, RF Government Communication Center [GCC] in the Ivanovo region).

TARIFF POLICY

of Ivtelecom – a branch of JSC CenterTelecom in 2002

The telecommunication services tariff system that exists in Ivtelecom and in the industry in general is based on the combination of the state regulation of the basic services rates subject to the communication services list approved by the RF Government and free market pricing. The mechanism of the communication services prices state regulation was established in 1995-1998. (Federal Law On natural monopolies, the RF Government resolutions # 265 dated March 7, 1997 On the communication services rates regulations and on approving the fundamental principles of the state regulation of the pries for the public telecommunication services on the federal and regional levels, # 1559 dated December 28, 1998 On improving the state regulation of the telecommunication services prices (rates) taking into account the RF Government Resolution # 715 dated October 11, 2001 On improving the mechanism of the state regulation of the telecommunication services rates.

Starting from 1999 the Russian Federation Ministry of Antimonopoly Policies and Support for Entrepreneurship is engaged in communication services rates regulation. In that case Ivtelecom initiated the rates updating.

Forming the tariff policy in 2002 involved achieving the goal of improving the economic performance and competitiveness of the Ivtelecom operations. When the rates were developed and also when the regulated services rates upgrading proposals were submitted the costs of services provisions, necessity for the network modernization and development, demand level, customers' paying capacity, competition factor, etc were taken into account. The said factors were reflected in the differentiated approach to developing the prices for the services to be approved by the Ivtelecom orders. But nevertheless the rates system still reflected the elements of the so-called cross-subsidy: the losses from the low profit making (local telephone communication) and loss-making sub-sectors (document communication and wire broadcasting) were compensated at the expense of the profits received from the highly profitable sub-sectors (long-distance telephone communication), the revenues from the services provided to the non-budget enterprises exceeded the losses from the unprofitable rates for the budget-funded organizations and natural persons.

Rates updating milestones in 2002.

On the Federal level:

Effective October 1, 2002 the Russian Antimonopoly Ministry regulated rates for the for basic local telephone communication services (local telephone calls – subscription charges for the terminal device usage and queued provision of the telephone network connection for all users categories) were revised; effective January 1, 2002 – for trunk communication lines long-distance telephone connections for the budget-funded enterprises; effective January 20, 2002 – for main telephone services for all users categories (14-16% increase) and then effective December 10, 2002 – the same was increased for all users categories on average by 12-14%. Besides that, effective January 1, 2002 the 20% discount for long-distance calls over 6 minutes long was cancelled for all users categories.

The rates for the services regulated by **JSC Rostelecom** were not revised in 2002.

On the Ivtelecom level:

Rates for the services regulated by the Ivtelecom orders – free rates for a number of services were repeatedly revised throughout the period under consideration. Besides that, changes were also made due to the new services introduction, legislative environment changes and other reasons.

As of the end of 2002 the basic communication services rates have changed as compared to 2001:

1. **Permanent telephone access provided according to the waiting list:**

- for the natural persons - in the urban areas increased by 36%
- in the rural areas remained unchanged

for the non-budget enterprises - in the urban areas increased by 36%,
- in the rural areas remained unchanged

- for the budget-funded organizations - in the urban areas increased by 36%,
- in the rural areas remained unchanged

2. **For local phone calls (subscription monthly rental):**

for the natural persons – for the urban areas increased by 21%,
for the rural areas increased by 17%
- for the non-budget enterprises - increased by 10%,
- for the budget-funded organizations - increased by 10%.

3. **For the long-distance calls:**

- for the natural persons and
- non-budget enterprises – remained the same
- for the budget-funded organizations – main-line directions
- increased by 14-20%

4. **For the inland telegram**

- for the natural persons – increased by 19%,
- for legal entities – increased by 17%

Federal level regulation.

The rates regulation provisions approved by the RF Government resolutions # 265 dated March 7, 1997 On the communication services rates regulations and on approving the fundamental principles of the state regulation of the pries for the public telecommunication services on the federal and regional levels, # 1559 dated December 28, 1998 On improving the state regulation of the telecommunication services prices (rates), # 715 dated October 11, 2001 On improving the mechanism of the state regulation of the telecommunication services rates in their part related to the regulated communication services rates were not fulfilled in full.

The tendency to approximate the rates for different consumer groups was maintained in the reported year. Thus as of the end of 2001 the ratio of the terminal device subscription charges between different categories was as follows 1:1.6:1 (natural persons, budget-funded organizations, non-budget enterprises), by the end of 2002 that ratio was 1:1.2:1.2.

Local telephone communication services rates as of the end of 2002 (in RUR).

Communication service type	Natural persons	Organizations funded from the appropriate budgets	Organizations not funded from the appropriate budgets
1. The fee for the provision of the local telephone calls (subscription charge) from the terminal device operating on a separate subscriber's line, per month	VAT inclusive rates. Effective October 01, 2002 Rates include sales tax – 5%.	Rates without VAT Effective October 01, 2002	Rates without VAT Effective October 01, 2002
1.1 urban areas	89.25	110.00	110.00
1.2 rural areas	73.50	110.00	110.00
2. Provision of the telephone network access according to the waiting list for phone installation	VAT inclusive rates Effective: - October 01, 2002 for urban subscribers - April 20, 2001 for rural subscribers Rates include sales tax – 5%.	Rates without VAT Effective: - October 01, 2002 for urban subscribers - January 01, 2000 for rural subscribers	
2.1 urban	7875.00	7500.00	7500.00
2.2 rural	2100.00	2000.00	2000.00
3. For the telephone calls transferred to the time-charged local calls rates – provision of the local telephone calls	VAT inclusive rates Effective October 01, 2002 Rates include sales tax – 5%.	Rates without VAT Effective October 01, 2002	Rates without VAT Effective October 01, 2002
3.1 Flat monthly rental	62.48	77.00	77.00
Time of calls included into the fixed monthly payment (minutes)	Free calls limit is not provided for		
3.2 Time-charged payment, per each complete or incomplete minute on weekdays			
from 08 a.m. to 04 p.m.	0.14	0.14	0.14
from 04 p.m. to 07 p.m.	0.07	0.07	0.07
from 07 p.m. to 08 a.m.	0.04	0.04	0.04
on weekends and holidays			
from 08 a.m. to 07 p.m.	0.07	0.07	0.07
from 07 p.m. to 08 a.m.	0.04	0.04	0.04

In spite of the rates increment the average income per 1 telephone number from all subscribers categories amounted in 2002 to 798.7 RUR, which corresponds to 75% of one
[illegible] number annual maintenance costs.

Dynamics of the terminal devices usage subscription charges and one telephone number maintenance costs.

№	Indicators	2002			
		1 quarter	2 quarter	3 quarter	4 quarter
1.	1 telephone number monthly maintenance costs without VAT, RUR (method of the Federal Agency for Regulation of Natural Monopolies in Communications)	71.87	84.60	86.76	98.53
2.	Monthly subscription charge, RUR:				
2.1	For the natural persons – rate (maximum), without VAT and sales tax	58.30	58.30	58.30	70.80
2.2	For the natural persons – average local telephone exchange rate including 100% charges for the privileged categories, without VAT and sales tax	54.28	54.17	54.59	66.31
2.3	For the organization not funded from the appropriate budgets – urban rate, before taxes	100.0	100.0	100.0	110.0
2.4	For the organization funded from the appropriate budgets – urban rate, before taxes	100.0	100.0	100.0	110.0
3.	Mean monthly earnings per 1 telephone number across all subscribers categories before taxes, RUR	62.42	64.55	64.17	75.19
4.	Relation to one telephone number maintenance costs of, %				
4.1	Urban rate for the natural persons (maximum)	81.12	68.91	67.20	71.86
4.2	Average rate including 100% charges for the privileged categories – for the natural persons	75.53	64.03	62.92	67.30
4.3	Average earnings per 1 telephone number across all subscribers categories	86.85	76.30	73.96	76.3


110
100
90
80
70
60
50
40
30
20
10
0
71,87
84,6
86,76
98,53
62,42
64,55
64,17
75,19
54,28
54,17
54,59
66,31
1 q
2 q
3 q
4 q
1 telephone number maintenance costs without taxes, rubles
Mean earnings per 1 telephone number across all subscribers categories before taxes, rubles
For natural persons – average local telephone exchange rate including discounts for the privileged categories, without taxes

The main payment system to reimburse the local telephone calls provision effective in 2002 was the subscription system that did not account for the actual network resources usage. The time-charged payment system was in force only for the legal entities – subscribers of the Ivanovo city network. As of the end of 2002 the number of subscribers that reimburse the services on per-minute basis amounted to 14127 users, which was 6.77% of the overall activated capacity in the Ivtelecom network. The income received from providing the local telephone calls based on the time-charged payment system amounted to 23.083 million RUR.

Voronezhsvyazinform - A subsidiary (branch) of JSC CenterTelecom

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 1 quarter 2002	Unit costs at the end of the year, RUR, in 4 quarter 2002	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Provision of access to an urban telephone network (GTS) (one-time installation fee) - basic telephone set			1599	2440	139574,9	28418,6
natural persons	6000,00	6000,00	-	-	117847,2	-
budget funded organizations	6000,00	6000,00	-	-	3465,1	-
non-budget funded organizations	6000,00	6000,00	-	-	18262,6	-
Provision of access to a rural telephone network (STS) - basic telephone set			950	2455	18176,6	3797,9
natural persons	4000,00	4000,00	-	-	16239,3	-
budget funded organizations	4000,00	4000,00	-	-	360,3	-
non-budget funded organizations	4000,00	4000,00	-	-	1577,0	-
Local phone service under monthly rental arrangements for GTS			60,61**)	71,73**)	39873,0	327,2**)
natural persons	70,00	80,00	-	-	29380,7	-
budget funded organizations	90,00	100,00	-	-	3669,5	-
non-budget funded organizations	90,00	100,00	-	-	6822,8	-
Local telephone service under per-minute billing for GTS (the constant part)			**)	**)	82477,9	**)
natural persons	21,00	24,00	-	-	69243,9	-
budget funded organizations	27,00	30,00	-	-	4407,4	-
non-budget funded organizations	27,00	30,00	-	-	8826,6	-
Local telephone service with per-minute billing (variable component) for rural networks (STS):			**)	**)	253169,6	**)
Natural persons	0,14	0,16	-	-	174442,1	-
budget funded organizations	0,14	0,16	-	-	21345,4	-
non-budget funded organizations			-	-		-

		0,14	0,16			57382,1	
	Local telephone service under monthly rental arrangements for rural networks (STS):			71,72***)	98,08***)	81568,1	133,8***)
	Natural persons	70,00	80,00	-	-	64671,1	-
	budget funded organizations	90,00	100,00	-	-	6158,0	-
	non-budget funded organizations	90,00	100,00	-	-	10739,0	-
1	Local telephone service with per-minute billing for rural networks (STS) (constant part):			***)	***)	2551,3	***)
	Natural persons	21,00	24,00	-	-	1932,1	-
	budget funded organizations	27,00	30,00	-	-	280,8	-
	non-budget funded organizations	27,00	30,00	-	-	338,4	-
2	Local VTN call in *per-minute billing system* (variable component)			***)	***)	5002,1	***)
	Natural persons	0,14	0,16	-	-	3268,4	-
	budget funded organizations	0,14	0,16	-	-	772,1	-
	non-budget funded organizations	0,14	0,16	-	-	961,6	-
	Long distance call	3,04	2,32	0,78	0,65	518339	181092,7
	Inland telegram	0,60	0,80	28,06	24,74	13228,6	11952,1

*- *For* service 7 an average charge is specified **) – item 3+ item 4.1.+ item 4.2., ***) – item 5+ item 6.1.+ item 6.2), because there is no subscription/per-minute tariff division.

formation.

1. Tariff changes in 2002:
   - Local telephone service – from January 01, 2002 (MAP RF Order no. 1323 dated Dec 18, 2001), from July 10, 2002 (MAP RF Order *no.* 515 *dated June* 25, 2002)
   - Telegraph service – From Jan 10, 2002 (MAP RF Order no. 1395 dated Dec 19, 2001), from Dec 10, 2002 (MAP RF Order no. 785 dated Nov 20, 2002)
2. Tariff benefits:

   In 2002, 178735 clients enjoyed reduced rates to a total amount of 56,078 million RUR, 25,86 million RUR of compensation was received;

3779 *clients were granted discounted service* subscription to a total of 7,69 million RUR, compensation received – 3,181 million RUR; free initial installation was provided in 1003 cases with a total of 4,664 million RUR.

3. Per-minute billing system (ACB):
   - Total number of per-minute billing system clients – 387345; ACB revenues in 2002 – 343 325 675 RUR.

Kaluga subsidiary (branch) of JSC CenterTelecom

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001	Unit costs at the end of the year, RUR, in 4 quarter 2002	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Provision of access to an urban telephone network (GTS) (one-time installation fee) - basic telephone set			15000.00	15000.00	32160,0	
Natural persons - users of analog switching service - users of digital switching service	3000.00 4000.00	3000.00 6000.00			17540,0	
budget funded organizations	6000.00	7000.00			2718,0	
non-budget funded organizations	6000.00	7000.00			11902,0	
Provision of access to a rural telephone network (STS) - basic telephone set					3759,0	
Natural persons - users of analog switching service - users of digital switching service	3000.00 4000.00	3000.00 6000.00			2724,0	
budget funded organizations	6000.00	7000.00			425,0	
non-budget funded organizations	6000.00	7000.00			3149,0	
Local phone service under monthly rental arrangements for GTS			64,6	75,1	172413,0	181,3

No.	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001	Unit costs at the end of the year, RUR, in 4 quarter 2002	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
	natural persons	70.00	85.00			133947,0	
	budget funded organizations	100.00	110.00			13471,0	
	non-budget funded organizations	100.00	110.00			24995,0	
.1	Local telephone service under per-minute billing for GTS (the constant part)						
	natural persons	X	X				
	budget funded organizations	X	X				
	non-budget funded organizations	X	X				
.2	Local telephone service with per-minute billing (variable component) for rural networks (STS):						
	natural persons	X	X				
	budget funded organizations	X	X				
	non-budget funded organizations	X	X				
	Local telephone service under monthly rental arrangements for rural networks (STS):			185,9	215,5	20102,0	65,7
	natural persons	70.00	85.00			14803,0	
	budget funded organizations	100.00	110.00			2440,0	

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001	Unit costs at the end of the year, RUR, in 4 quarter 2002	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
non-budget funded organizations	100.00	110.00			2859,0	
Local telephone service with per-minute billing for rural networks (STS) (constant part):						
natural persons	X	X				
budget funded organizations	X	X				
non-budget funded organizations	X	X				
Local VTN call in per-minute billing system (variable component)						
natural persons	X	X				
budget funded organizations	X	X				
non-budget funded organizations	X	X				
Long distance call	2,4	2,24	1,34	1,42	298344,0	161,1
Inland telegram	0,70	0,80	94,7	108,4	5049,0	29,3

- For service 7 an average charge is specified

Three tariff increases for local telephone services took place within one year:

- From January 1, 2002

Monthly subscription for individual clients became – RUR70, for businesses – RUR100,
Provision of telephone network access

for natural persons - users of analog switching service – 3000 RUR,
users of digital switching service – 4000 RUR,
for businesses – 6000 RUR;

- From March 1, 2002

Provision of telephone network access
for natural persons - users of analog switching service – 3000 RUR,
users of digital switching service – 6000 RUR,
for businesses – 7 Provision of telephone network access
for natural persons - users of analog switching service – 3000 RUR,
users of digital switching service – 4000 RUR,
for businesses – 7000 RUR;

- From October 1, 2002

Monthly subscription for individual clients became – 85 RUR, businesses – 110 RUR.
In 2002 a total of 48166,3 RUR was lost to rate benefits, of which 21037,0 RUR or 43,7 % was compensated.

Kostromatelecom - A subsidiary (branch) of JSC CenterTelecom

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001	Unit costs at the end of the year, RUR, in 4 quarter 2002	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Provision of access to an urban telephone network (GTS) (one-time installation fee) - basic telephone set			6285,4	7892,6	17145,1	1883,4
Natural persons	4500	Analog 5000 Digital 6500			14244,2	
budget funded organizations	5500	Analog 6000 Digital 8000			794,3	
non-budget funded organizations	5500	Analog 6000 Digital 8000			2106,6	
Provision of access to a rural telephone network (STS) - basic telephone set			6285,4	7892,6	5529,5	2690,6
Natural persons	4500	Analog 5000 Digital 6500			4679,2	
budget funded organizations	5500	Analog 6000 Digital 8000			315,0	
non-budget funded organizations	5500	Analog 6000 Digital 8000			535,3	
Local phone service under monthly rental arrangements for GTS			71,06	79,12	39900,2	37668,4
Natural persons	75	85			27321,1	

).	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
	budget funded organizations	125	150			5393,9	
	non-budget funded organizations	150	150			7185,2	
	Local telephone service under per-minute billing for GTS (the constant part)						
	Natural persons						
	budget funded organizations						
	non-budget funded organizations						
2	Local telephone service with per-minute billing (variable component) for rural networks (STS):						
	Natural persons						
	budget funded organizations						
	non-budget funded organizations						

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Local telephone service under monthly rental arrangements for rural networks (STS):			116,33	135,33	35747,6	50583,3
Natural persons	75	85			21616,6	
budget funded organizations	125	150			4113,8	
non-budget funded organizations	150	150			10017,2	
Local telephone service with per-minute billing for rural networks (STS) (constant part):						
Natural persons						
budget funded organizations						
non-budget funded organizations						
Local telephone service with per-minute billing (variable component) for rural networks (STS):						

o.	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
	Natural persons						
	budget funded organizations						
	non-budget funded organizations						
	Long distance call	2,48	2,54	1,75	1,93	131224,9	95247,3
	Inland telegram	0,60	0,80	37,06	103,03	3516,7	18834,2

*- For service 7 an average charge is specified

1. Tariff changes in 2002

- From Jan 01, 2002 local and long distance call tariffs were modified for budget funded organizations;
- From Jan 10, 2002 changes in telegraph service charges;
- From July 10, 2002 changes in local telephone service tariffs;
- From Dec 12, 2002 changes in telegraph service charges;
- From Jan 01, 2003 long distance call tariffs were modified for budget funded organizations.

2. In 2002 as in earlier years,* KostromaTelecom *continued to provide reduced rates to socially unadapted groups of customers in full conformity with norms and regulations applied in the Russian Federation.

As many as 85 794 customers enjoyed rate reductions in 2002, of which 28 814 for telephone services and 56 980 for line radio services.

Reduction totals reached a figure of RUR17 547 700 in telephone service installation fees and subscription and RUR3 498 126 RUR in radio service cription.

The branch has well established relationships with social security departments in a bid to secure compensation for lost profit relating to subscription fee cuts and free terminal installations provided to Victims and Veterans of WW2. Compensations with a total of 14 820 850 RUR were received in 2002. ict, free terminal installations provided to Victims and Veterans of WW2 (Decree by the Governor of Kostroma region) were compensated from the onal budget 99% (as of April 04, 2003). The subscription fee rate cuts were compensated to the extent of allocations allowed by the federal budget for troma region.

The 50% radio service subscription fee rate cuts are compensated from municipal budget. 2002 reports show that municipal authorities traditionally fail tach due importance to compensations for free radio services: only 1 326 944 RUR was received, which is 38% of total costs.

ata on capacities of per-minute billing system (ACB) of KostromaTelecom.

	Installed capacity of GTS	Installes GTS capacity equipped with ACB	Installed STS capacity	Installed STS capacity with ACB	Total capacity	Total ACB capacity
	55200	15428	45779	1736	100979	17161

3 currently is not in use.

existing network is not currently being upgraded to ACB. When a telephone exchange is replaced (a new exchange added) ACB equipment is supplied.

Kursk subsidiary (branch) of JSC CenterTelecom

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001	Unit costs at the end of the year, RUR, in 4 quarter 2002	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Provision of access to an urban telephone network (GTS) (*one-time installation fee*) - basic telephone set			9665	10980	34157,43	60488
natural persons	7000	7000			25973,73	47653
budget funded organizations	7000	7000			2056,25	3228
non-budget funded organizations	7000	7000			6127,45	9607
Provision of access to a rural telephone network (STS) - basic telephone set			3326	3997	4500,11	5744
natural persons	3500.2000	3500.2000			3846,61	5092
budget funded organizations	7000.4000	7000.4000			142,30	140
non-budget funded organizations	7000.4000	7000.4000			511,20	512
Local phone service under monthly rental arrangements for GTS			62,06	72,70	112664,33	127557
natural persons	70	80			84030,13	107299

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
budget funded organizations	90	100			12075,65	8067
non-budget funded organizations	90	100			16558,55	12190
Local telephone service under per-minute billing for GTS (the constant part)						
natural persons						
budget funded organizations						
non-budget funded organizations						
Local telephone service with per-minute billing (variable component) for rural networks (STS):						
natural persons						
budget funded organizations						
non-budget funded organizations						

o.	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
	Local telephone service under monthly rental arrangements for rural networks (STS):			93,05	109,0	22567,7	41981
	natural persons	70	80			16103,84	34333
	budget funded organizations	90	100			2896,99	3032
	non-budget funded organizations	90	100			3566,87	4616
1	Local telephone service with per-minute billing for rural networks (STS) (constant part):						
	natural persons						
	budget funded organizations						
	non-budget funded organizations						
2	Local telephone service with per-minute billing (variable component) for rural networks (STS):						

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Natural persons						
budget funded organizations						
non-budget funded organizations						
Long distance call	2,38	2,58	1,08	1,17	213416,2	99554
Inland telegram	0.60	0.80	70,91	85,40	4961,2	25643

or service 7 an average charge is specified
)02 telephone service tariffs did not change.
al telephone service monthly charge in subscription billing system was changed twice in a year: from January 1 and from September 1. Compared to tariffs as of the of 2001, monthly fee for natural persons was increased by 45%, budged funded organizations – 53%, non-budget funded organizations – 25%.
g distance per-minute tariffs for budget funded organizations were changed twice over the year: in January and from September 1; average tariff growth being 40%.
ndividual customers and non-budget funded businesses long distance per-minute tariffs were increased from December 1 by 3,6% on the average.
graph service tariffs (inland telegram) were modified twice: from January 10 and from December 10. Overall average growth being 30% compared to 2001.
-variable communication service tariffs were revised twice: from September 1 and December 1.
)02, 41377 RUR in thousands was spent on rate benefits in accordance with current laws, including 34251 RUR in thousands in local telephone service charges and 6 RUR in thousands in line radio charges. 17030 RUR in thousands out of that sum was compensated, including 12331 RUR in thousands for local telephone service ges and 4699 RUR in thousands for line radio charges.
minute billing system in local telephone network was not introduced. At present, 46,2% of installed telephone exchange capacities of the city network support per-ute billing (ACB).

Lipetskelektrosvyaz - A subsidiary (branch) of JSC CenterTelecom

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001	Unit costs at the end of the year, RUR, in 4 quarter 2002	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Provision of access to an urban telephone network (GTS) (one-time installation fee) - basic telephone set			8405	11280	59 666,7	194 451,0
natural persons	6000.00 4200.00	6000.00 4200.00	7 831	10 912	47 910,3	160 637,8
budget funded organizations	6000.00	6000.00	8 840	12 429	1 727,2	5 061,1
non-budget funded organizations	7000.00	7000.00	8 840	12 429	10 029,2	28 752,1
Provision of access to a rural telephone network (STS) - basic telephone set			7500	8840	12 938,1	48 089,2
Natural persons	4000.00 3500.00	4000.00 3500.00			11 191,0	44 440,4
budget funded organizations	6000.00	6000.00			558,4	1 442,3
non-budget funded organizations	7000.00	7000.00			1 188,7	2 206,5
Local phone service under monthly rental arrangements for GTS			56,03	64,49	154 017,7	143 520,0
Natural persons	70.00	80.00			121 306,0	123 627,0

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
budget funded organizations	90.00	100.00			12 084.1	7917.0
non-budget funded organizations	90.00	100.00			20 627.6	11 976.0
Local telephone service under per-minute billing for GTS (the constant part)						
Natural persons						
budget funded organizations						
non-budget funded organizations						
Local telephone service with per-minute billing (variable component) for rural networks (STS):						
Natural persons						
budget funded organizations						
non-budget funded organizations						

…o.	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
	Local telephone service under monthly rental arrangements for rural networks (STS):			172.02	202.68	48 554.6	141 675.0
	Natural persons	70.00	80.00			37 966.5	121 723.0
	budget funded organizations	90.00	100.00			4 625.1	8 885.0
	non-budget funded organizations	90.00	100.00			5 963.0	11 067.0
	Local telephone service with per-minute billing for rural networks (STS) (constant part):						
	Natural persons						
	budget funded organizations						
	non-budget funded organizations						
	Local telephone service with per-minute billing (variable component) for rural networks (STS):						

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Natural persons						
budget funded organizations						
non-budget funded organizations						
Long distance call	2.63	2.42	1.23	0.96	264 851.3	105 430.0
Inland telegram	Per word 0.70	0.80	35.0	43.0	3 920.1	48 635.0

For service 7 an average charge is specified

e text should contain information on:

- tariff modifications in year under review;
- rate benefits granted to certain consumer categories (total revenues from reduced-rate services and sums not compensated from the budged for such services, etc.);
- progress towards a per-minute billing system in local telephone network (number of customers switched over to ACB, revenues from ACB customer group, etc.).

. The following state-regulated rates upgrades were recorded in 2002:

- Long-distance telephone communication – for the organizations funded from appropriate budgets – effective January 01, 2002.
- Inland telegram - for all categories – effective January 17, 2002.

  effective December 10, 2002.
- Local telephone calls provision for all categories – effective September 01, 2002.

2. In 2002 the number of the Lipetskelektrosvyaz subscribers entitled to the benefits amounted to 99968 persons.

The income amount charged to the privileged subscribers categories amounted to 49,468,660 RUR.

The income received from the privileged subscribers categories amounted to 42,670,700 RUR.

The amount not compensated by the budget as of January 01, 2003 – 11,550,670 RUR.

3. The progress of implementing the time-charged payment of the local telephone calls costs:

Subject to the Antimonopoly Ministry order # 437 dated May 14, 2002 About approving the tariffs calculation procedure for local telephone callss with the time-charged telephone communication services payment system the statistical survey of the average local calls duration per categories – the natural persons, organizations, - are underway for the purpose of subsequent calculation of the subscription charge and local connection unit rate.

The full set of the time-charged recording equipment is available in Lipetsk in order to implement the time charging system.

Moscow subsidiary (branch) of JSC CenterTelecom

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001	Unit costs at the end of the year, RUR, in 4 quarter 2002	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Provision of access to an urban telephone network (GTS) (one-time installation fee) - basic telephone set					305572	23468
Natural persons	3500	5000	7050	10500	250675	19252
budget funded organizations	3500	10000	7050	10500	9888	759
non-budget funded organizations	5000	10000	7050	10500	45009	3457
Provision of access to a rural telephone network (STS) - basic telephone set					23512	1498
Natural persons	2000	3000	4570	4250	19621	1250
budget funded organizations	2000	5000	4570	4250	537	34
non-budget funded organizations	4000	8000	4570	4250	3354	214
Local phone service under monthly rental arrangements for GTS					1065582	1205788
Natural persons	90	110	69.5	102.1	896470	1014425

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
budget funded organizations	90	120	69,5	102,1	64945	73490
non-budget funded organizations	110	120	69,5	102,1	104167	117873
Local telephone service under per-minute billing for GTS (the constant part)					59552	64827
Natural persons	70	80	69,5	102,1	44975	48958
budget funded organizations	75	90	69,5	102,1	6552	7133
non-budget funded organizations	85	100	69,5	102,1	8025	8736
Local telephone service with per-minute billing (variable component) for rural networks (STS):					18577	25932
Natural persons	3	3	69,5	102,1	13344	18627
budget funded organizations	8	10	69,5	102,1	2120	2959
non-budget funded organizations	3	5	69,5	102,1	3113	4346

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Local telephone service under monthly rental arrangements for rural networks (STS):					131010	249021
Natural persons	90	110	132.6	160.4	105671	224651
budget funded organizations	90	120	132.6	160.4	9901	14322
non-budget funded organizations	110	120	132.6	160.4	15438	25943
Local telephone service with per-minute billing for rural networks (STS) (constant part):					7391	13246
Natural persons	59	71	132.6	160.4	6319	11325
budget funded organizations	53	69	132.6	160.4	336	602
non-budget funded organizations	77	100	132.6	160.4	736	1319
Local telephone service with per-minute billing (variable component) for rural networks (STS):					455	2649

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Natural persons	3	3	132.6	160.4	225	1309
budget funded organizations	8	10	132.6	160.4	57	332
non-budget funded organizations	4	5	132.6	160.4	173	1008
Long distance call	2.32	2.36	1.50	1.56	1405447	1042932
Inland telegram	0.6	0.6		19.02	30096	192856

- For service 7 an average charge is specified

Explanatory notes

JSC CenterTelecom order # 676 dated December 21, 2001 effected new price lists for the state-regulated local telephone communication services rates and also the rates for provision of the time-charged local telephone calls.

The order # 86 dated February 27, 2002 introduced new price lists for the local telephone communication services effective March 01, 2002.
Order # 448 dated August 22, 2002 effected new price lists for the local telephone communication services regulated by the Russian Antimonopoly ministry and also for provision of time-charged local telephone calls.
The value of the communication services payment benefits granted to the citizens in 2002 pursuant to the RF laws and non-compensated amounts of the not received income amounted respectively to:
- local telephone communication RUR274,351,340 RUR and RUR175,949,490.
- wire broadcasting RUR23,901,930 RUR and RUR4,113,110.

In 2002 the number of the subscribers transferred to the time-charged local telephone calls payment system amounted to 106081.
The installed numbers capacity equipped with the time-charging devices in urban telephone networks amounted to – 675921, in rural networks (STS) – 38412.
The subscription fee revenues with the time-charged services payment system in place amounted to:
– fixed charges – RUR66,943,000 (including RUR59,552,300 for urban (GTS) and RUR7,390,700 for rural networks (STS)).
– variable charges – 19,031,500 RUR (including RUR18,576,700 for urban (GTS), and RUR454,800 for rural telephone networks).

The costs of provision access to urban telephone networks indicated in the table (paragraph N1) correspond to the expenses charged to the production costs. In 2002 the capital investments spent on automatic exchanges construction amounted to RUR829,563,000, including RUR793,446,000 for rural and RUR 36,117,000 for urban telephone networks. The capital expenditures to commission for operation fixed production assets amounted to RUR350,665,000 for urban telephone networks and to RUR 17,947,000 for rural networks.

Orel subsidiary (branch) of JSC CenterTelecom

No.	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001	Unit costs at the end of the year, RUR, in 4 quarter 2002	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
1	Provision of access to an urban telephone network (GTS) (one-time installation fee) - basic telephone set	X	X	764,50	998,05	27234	3461
	Natural persons - users of step-by-step telephone exchange systems - users of crossbar and electronic telephone exchange systems - users of digital telephone exchange systems	3000.00 4000.00 5000.00	3000.00 4000.00 5000.00	X	X	X	X
	budget funded organizations	5000.00	5000.00	X	X	X	X
	non-budget funded organizations	5000.00	5000.00	X	X	X	X
2	Provision of access to a rural telephone network (STS) - basic telephone set	X	X	532.50	633.49	2733	661
	Natural persons - users of ten-step telephone exchange systems - users of coordinate and electronic telephone exchange systems - users of digital telephone exchange systems	1000.00 2000.00 3000.00	1000.00 2000.00 3000.00	X	X	X	X
	budget funded organizations	5000.00	5000.00	X	X	X	X
	non-budget funded organizations	5000.00	5000.00	X	X	X	X
3	Local phone service under monthly rental arrangements for GTS	X	X	61.04	65.33	95427	111890
	natural persons	60,00	80,00	X	X	X	X
	Service	Tariff at the	Tariff at the end	Unit costs at the	Unit costs at the	Services annual	Services annual

No.		beginning of the year*, RUR	of the year*, RUR	beginning of the year, RUR	end of the year, RUR	revenues, RUR in thousands	costs, RUR in thousands
	budget funded organizations	90,00	110,00	X	X	X	X
	non-budget funded organizations	90,00	110,00	X	X	X	X
4.1	Local telephone service under per-minute billing for GTS (the constant part)	X	X	X	X	X	X
	natural persons	X	X	X	X	X	X
	budget funded organizations	X	X	X	X	X	X
	non-budget funded organizations	X	X	X	X	X	X
4.2	Local telephone service with per-minute billing (variable component) for rural networks (STS):	X	X	X	X	X	X
	natural persons	X	X	X	X	X	X
	budget funded organizations	X	X	X	X	X	X
	non-budget funded organizations	X	X	X	X	X	X

No.	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
5	Local telephone service under monthly rental arrangements for rural networks (STS):	X	X	93,97	108,56	18640	38658
	natural persons	55,00	75,00	X	X	X	X
	budget funded organizations	90,00	110,00	X	X	X	X
	non-budget funded organizations	90,00	110,00	X	X	X	X
6.1	Local telephone service with per-minute billing for rural networks (STS) (constant part):	X	X	X	X	X	X
	natural persons	X	X	X	X	X	X
	budget funded organizations	X	X	X	X	X	X
	non-budget funded organizations	X	X	X	X	X	X
6.2	Local telephone service with per-minute billing (variable component) for rural networks (STS):	X	X	X	X	X	X

No.	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
	natural persons	X	X	X	X	X	X
	budget funded organizations	X	X	X	X	X	X
	non-budget funded organizations	X	X	X	X	X	X
7	Long distance call	3,29	3,05	1,49	1,39	182069	83710
8	Inland telegram (per word)	0,60	0,80	62,93	73,88	3374	13328

For service 7 an average charge is specified

Explanatory note– Orel branch

1) The public rates are VAT-inclusive. The rates for organizations are indicated without VAT.

2) In 2002 the fee for provision access to the telephone network was not updated.

3) In 2002 the local telephone calls (call) rates were updated one time effective November 1, 2002.

for natural persons, city exchange – 80.00 RUR, rural exchange – 45 RUR;

for organizations, city and rural exchanges (VTN) – 110 RUR.

4) In 2002 the inland telegrams rates were updated two times:

Effective January 10, 2002: natural persons – 0.70 RUR, organizations – 0.70 RUR.

Effective December 10, 2002: natural persons – 0.80 RUR, organizations – 0.80 RUR.

5) In 2002 the revenues received from services provided to the privileged subscribers categories amounted to 17,227,810 RUR, the sum not compensated by the budget for the services provided to the privileged subscribers categories amounted to 11,828,460 RUR.

6) At the moment the time-charged local calls system is not implemented in the Orel branch of JSC CenterTelecom . Equipment for per-minute billing for telephone calls is installed in all automatic telephone exchanges of Orel city. In November 2002 pursuant to the guidelines issued by Russian Antimonopoly Ministry the per-minutes rates in Orel were calculated and submitted for consideration to the Orel region department of the Russian Antimonopoly Ministry. The reply by the territorial department of the Russian Antimonopoly Ministry with appropriate estimates was sent to JSC CenterTelecom in January 2002.

Ryazan subsidiary (branch) of JSC CenterTelecom

Service	Tariff as of beginning of 2002, RUR	Tariff as of end of 2002, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001	Unit costs at the end of the year, RUR, in 4 quarter 2002	Services revenues in 2002, RUR in thousands	Services cost in 2002, RUR in thousands
Provision of access to an urban telephone network (GTS) (one-time installation fee) - basic telephone set	x	x	7544*	7610*	50716	2907
natural persons	5500	5500	x	x	38577	2656
budget funded organizations	5500	7500	x	x	2548	72
non-budget funded organizations	5500	7500	x	x	9591	179
Provision of access to a rural telephone network (STS) - basic telephone set			4760	4760	4072	4940
natural persons	5500*50% (allowed discount) 2750	3000	x	x	3647	4940
budget funded organizations	5500*50% (allowed discount) 2750	Analog. 6500 Digital. 7500	x	x	154	-
non-budget funded organizations	5500*50% (allowed discount) 2750	Analog. 6500 Digital. 7500	x	x	271	-
Local phone service under monthly rental arrangements for GTS	x	x	71	86	124250	184685

natural persons	60	85	x	x	94093	159250
budget funded organizations	70	105	x	x	12913	9485
non-budget funded organizations	90	105	x	x	17444	15950
Service	Tariff as of beginning of 2002, RUR	Tariff as of end of 2002, RUR	Unit costs in 4 quarter 2001, RUR	Unit costs in 4 quarter 2002, RUR	Services revenues in 2002,RUR in thousands	Services cost in 2002, RUR in thousands
Local telephone service under per-minute billing for GTS (the constant part)	-	-	-	-	-	-
natural persons	-	-	-	-	-	-
budget funded organizations	-	-	-	-	-	-
non-budget funded organizations	-	-	-		-	-
Local telephone service with per-minute billing (variable component) for rural networks (STS):	-	-	-	-	-	-
natural persons	-	-	-	-	-	-
budget funded organizations	-	-	-	-	-	-
non-budget funded organizations	-	-	-	-	-	-
Local telephone service under monthly rental arrangements for rural networks (STS):	x	x	129	155	18346	55021
natural persons	60	85	x	x	13409	45965
budget funded organizations	70	105	x	x	2336	3500
non-budget funded organizations	90	105	x	x	2601	5550

Service	Tariff as of beginning of 2002, RUR	Tariff as of end of 2002, RUR	Unit costs in 4 quarter 2001, RUR	Unit costs in 4 quarter 2002, RUR	Services revenues in 2002,RUR in thousands	Services cost in 2002, RUR in thousands
Local telephone service with per-minute billing for rural networks (STS) (constant part):	-	-	-	-	-	-
natural persons	-	-	-	-	-	-
budget funded organizations	-	-	-	-	-	-
non-budget funded organizations	-	-	-	-	-	-
Local telephone service with per-minute billing (variable component) for rural networks (STS):	-	-	-	-	-	-
Natural persons	-	-	-	-	-	-
budget funded organizations	-	-	-	-	-	-
non-budget funded organizations	-	-	-	-	-	-
Long distance call	3,18**	3,22**	1,83	1,76	271695	147955
Inland telegram	0,60	0,80	2,99***	3,35***	6408	22023

Costs of provision access to GTS were calculated taking into account capital investment.

For long distance telephone call service an average per-minute charge is specified.

** Unit costs per word of simple telegram.

Tariff modifications in 2002:

1. Beginning from January 1, 2002 unified monthly rentals *(subscription fees)* for *local telephone* service were introduced for budget funded and non-budget funded organizations; from September 1, 2002 the tariffs were increased by 20% on average.
2. Beginning *from* September 1, 2002 the upper limit of charge for starting-up telephone network user service for both budget and non-budget organizations was set at 7500 RUR, that is, increased by 36%.
3. Long distance per-minute rates for budget funded organizations were increased by 20% beginning from January 1, 2002.
4. Inland telegram tariffs on the average rose by 17% beginning from January 10, 2002 and by another 18% beginning from December 10, 2002.

The following rate benefits were granted to concerned consumer categories in accordance with Federal Laws On Veterans, On Social Protection for the Disabled in RF and On Social Protection for the Victims of Chernobyl NPP Disaster:

1. For urban networks RUR 40173 thousand were spent to cover benefits in 2002, RUR22417 thousand of that money were compensated from the budget in 2002,

RUR17756 thousand were registered as non-compensated losses in 2002.
n rural networks RUR 6017 thousand were spent to cover benefits in 2002,
of which RUR5121 thousand were compensated from the budget in 2002, RUR896 thousand were registered as non-compensated losses in 2002.

Tambovskaya Elektrosvyaz – A subsidiary (branch) of JSC CenterTelecom

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001	Unit costs at the end of the year, RUR, in 4 quarter 2002	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Provision of access to an urban telephone network (GTS) (one-time installation fee) - basic telephone set			8309	8309	37669.4	13260.7
natural persons	3500	5000			29593.4	11404.3
budget funded organizations	6000	6000			2299.3	477.9
non-budget funded organizations	6000	6000			5776.7	1378.5
Provision of access to a rural telephone network (STS) - basic telephone set			6382	6382	10863.1	6122.7
natural persons	1500	2500			9813.1	5266.1
budget funded organizations	6000	6000			311.6	220.7
non-budget funded organizations	6000	6000			738.4	635.9
Local phone service under monthly rental arrangements for GTS			64.25	72.65	130543.1	129125.1
natural persons	70	85			107529.8	112944.4

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
budget funded organizations	90	110			10632.4	6787.7
non-budget funded organizations	90	110			12380.9	9393.0
Local telephone service under per-minute billing for GTS (the constant part)						
natural persons						
budget funded organizations						
non-budget funded organizations						
Local telephone service with per-minute billing (variable component) for rural networks (STS):						
natural persons						
budget funded organizations						
non-budget funded organizations						

o.	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
	Local telephone service under monthly rental arrangements for rural networks (STS):			87,43	91,65	37981,9	52143,6
	natural persons	70	85			31915,9	45473,5
	budget funded organizations	90	110			3068,2	2788,3
	non-budget funded organizations	90	110			2997,8	3881,8
1	Local telephone service with per-minute billing for rural networks (STS) (constant part):						
	natural persons						
	budget funded organizations						
	non-budget funded organizations						
2	Local telephone service with per-minute billing (variable component) for rural networks (STS):						

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
natural persons						
budget funded organizations						
non-budget funded organizations						
Long distance call	2.08	2.08	0.70	0.70	180385.1	60176.4
Inland telegram	14.64	16.88	21.51	27.40	5246.4	7828.2

For service 7 average charge per minute in 4 quarter 2001 (for beginning of 2002) and in 4 quarter 2002 (for end of 2002) is specified;
For service 8 average charge per telegram in 4 quarter 2001 (for beginning of 2002) and in 4 quarter 2002 (for end of 2002) is specified.

EXPLANATORY NOTE

to the Rates information table

A subsidiary (branch) of JSC CenterTelecom – Tambovskaya elektrosvyaz

In 2002 the Russian Federation Ministry of Antimonopoly Policies and Support for Entrepreneurship updated the rates for the local and long-distance telephone communication and also for the telegraph communication.

The telephone usage subscription fee was updated effective January 1, 2002, for the natural persons – 70 RUR, for organizations – 90 RUR. (the following rates were effective prior to January 1, 2002: for the natural persons – 55 RUR, for budget-funded organizations – 65 RUR, for self-sustained institutions – 90 RUR) and effective October 1, 2002 for the natural persons – 85 RUR, for organizations – 110 RUR.

Effective January 7, 2002 the tariffs for provision access to the telephone network for the natural persons category were updated. The maximum rate updated by the RF Antimonopoly Ministry for the urban and rural communities amounted to 5000 RUR. (instead of 3500 RUR effective as of the beginning of 2002). The order of JSC Tambovskaya elektrosvyaz established the discounted rate for the rural communities in the amount of up to 2500 RUR depending on the consumer demand.

Rates for long-distance telephone calls effective prior to January 1, 2002 per 1 minute of connection on weekdays from 7.00 a.m. until 09.00 p.m. in the first tariff band (up to 100 km) amounted to 2.00 RUR for the natural persons and self-sustained organizations and 1.10 RUR for the budget-funded organizations. The reduced rates (from 09.00 p.m. to 07.00 a.m.) were provided with the 50% discounts for the natural persons and self-sustained organizations and 30% discount for the budget-funded organizations.

Effective January 1, 2002 the Russian Antimonopoly Ministry approved the rates of RUR1.32 per minute for budget-funded organizations, the rates for the natural persons and for self-financing institutions remained unchanged. The preferential time discount amounted to 25% for the natural persons and the self-sustained organizations and remained the same for the budget-funded organizations.

The rate per one word of regular inland telegram for all user categories was updated effective January 22, 2002, – RUR0.70 (as of January 1, 2001 – RUR0.60), effective December 13, 2002 – RUR0.80.

In 2002 the benefits provided pursuant to the RF Federal Laws On veterans, On social protection of the disabled persons in the RF, On the status of Soviet Union Heroes, the Russian Federation Heroes and full companions of the Glory medal, On social protection of the citizens exposed to the radiation due to the Chernobyl Nuclear Power Plant disaster, On the political repressions victims rehabilitation amounted to RUR42,639,000 including VAT, including the ones for the local telephone communication services – RUR36,159,000, the wire broadcasting services – 6,480,000 RUR.

In 2002 the compensated benefits amounted to RUR17,735,000 or 26.7% of the provided benefits value adjusted to the last year balance (RUR66,514,000). As of January 1, 2003, equipment for per-minute billing were installed for 153774 subscribers at urban telephone exchanges, which is 80.4% of the urban exchange installed capacity, and for 18110 subscribers at rural telephone exchanges, which is 31.7% of the rural exchange installed capacity. The time-charging equipment is not commercially operated due to the region administration refusal to grant permission to activate the time-charged local call billing system.

SmolenskTelecom-A subsidiary (branch) of JSC CenterTelecom

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001	Unit costs at the end of the year, RUR, in 4 quarter 2002	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Provision of access to an urban telephone network (GTS) (one-time installation fee) - basic telephone set (Analog/ Digital.)						
natural persons	3500,00/ 4000,00	3500,00/ 5000,00	5037	5955	36049	51099
budget funded organizations	6000,00/ 8000,00	6000,00/ 10000,00	5037	5955	3620	2185
non-budget funded organizations	6000,00/ 8000,00	6000,00/ 10000,00	5037	5955	11479	5717
Provision of access to a rural telephone network (STS) - basic telephone set						
natural persons	1200,00/ 2500,00	1800,00/ 2500,00	5037	5955	4157	8641
budget funded organizations	5000,00/ 7000,00	5000,00/ 7000,00	5037	5955	220	1030
non-budget funded organizations	5000,00/ 7000,00	5000,00/ 7000,00	5037	5955	537	-
Local phone service under monthly rental arrangements for GTS						
natural persons	70	85	74,6	87,9	126493	160938

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
budget funded organizations	100	110	116,0	128,1	14529	14717
non-budget funded organizations	100	110	116,2	137,8	22807	26228
Local telephone service under per-minute billing for GTS (the constant part)						
natural persons	-	-	-	-	-	-
budget funded organizations	-	-	-	-	-	-
non-budget funded organizations	-	-	-	-	-	-
Local telephone service with per-minute billing (variable component) for rural networks (STS):						
natural persons	-	-	-	-	-	-
budget funded organizations	-	-	-	-	-	-
non-budget funded organizations	-	-	-	-	-	-

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Local telephone service under monthly rental arrangements for rural networks (STS):						
natural persons	60	70	96.4	131.6	20807	45695
budget funded organizations	100	110	136.7	156.2	2987	4551
non-budget funded organizations	100	110	140.6	204.8	4455	8123
Local telephone service with per-minute billing for rural networks (STS) (constant part):						
natural persons	-	-	-	-	-	-
budget funded organizations	-	-	-	-	-	-
non-budget funded organizations	-	-	-	-	-	-
Local telephone service with per-minute billing (variable component) for rural networks (STS):						

lo.	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
	natural persons	-	-	-	-	-	-
	budget funded organizations	-	-	-	-	-	-
	non-budget funded organizations	-	-	-	-	-	-
	Long distance call	7.5	2.6	1.23	1.36	234935	115371
	Inland telegram	0.70	0.80	71.8	78.70	4368	17835

*- For service 7 an average charge is specified

Information:

In 2002 local telephone service tariffs were increased from January 1, 2002 (MAP Order no. 1318 dated Dec 18, 2001) and September 1, 2002 (MAP Order no. 605 dated Dec 12, 2002); telegraph service tariffs from January 10, 2002 (MAP Order no. 1395 dated Dec 19, 2001).

Total revenues from reduced rate services rendered to relevant customer categories were RUR 84230.3 thousand,

amount not compensated from the budget for those services - RUR21101.2 thousand.

In 2002 preparation works were performed for the introduction of per-minute billing system (ACB) in Smolensk telephone network; trial operation was launched. In November 2002 ACB tariffs were issued by MAP. Beginning from February 1, 2003 per-minute billing system was introduced for legal entities, with consent of Head of Regional Administration.

Tver subsidiary (branch) of JSC CenterTelecom

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001	Unit costs at the end of the year, RUR, in 4 quarter 2002	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Provision of access to an urban telephone network (GTS) (one-time installation fee) - basic telephone set	-	-	10850	11043	72251.6	130585
natural persons	8000	8000	-	-	56453.9	112207
budget funded organizations	10000	10000	-	-	4032.7	1698
non-budget funded organizations	10000	10000	-	-	11765	16680
Provision of access to a rural telephone network (STS) - basic telephone set	-	-	10850	11043	4355.1	24643
Natural persons	4000	4000	-	-	3596.2	23164
budget funded organizations	10000	10000	-	-	151.1	739
non-budget funded organizations	10000	10000	-	-	607.8	740
Local phone service under monthly rental arrangements for GTS	-	-	90.3	114.69	140062.3	199963
natural persons	70	85	-	-	84883.6	155530

	budget funded organizations	100	120	-	-	20915.7	16371
	non-budget funded organizations	120	120	-	-	34263	28062
1	Local telephone service under per-minute billing for GTS (the constant part)	-	-	-	-	-	-
	natural persons	-	-	-	-	-	-
	budget funded organizations	-	-	-	-	-	-
	non-budget funded organizations	-	-	-	-	-	-
2	Local telephone service with per-minute billing (variable component) for rural networks (STS):	-	-	-	-	-	-
	natural persons	-	-	-	-	-	-
	budget funded organizations	-	-	-	-	-	-
	non-budget funded organizations	-	-	-	-	-	-

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
Local telephone service under monthly rental arrangements for rural networks (STS):	-	-	222.1	246.92	25914.1	119418
natural persons	60	70	-	-	18018.2	98420
budget funded organizations	100	120	-	-	3674.7	7471
non-budget funded organizations	100	120	-	-	4222.2	13527
Local telephone service with per-minute billing for rural networks (STS) (constant part):	-	-	-	-	-	-
natural persons	-	-	-	-	-	-
budget funded organizations	-	-	-	-	-	-
non-budget funded organizations	-	-	-	-	-	-
Local telephone service with per-minute billing (variable component) for rural networks (STS):	-	-	-	-	-	-

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
natural persons	-	-	-	-	-	-
budget funded organizations	-	-	-	-	-	-
non-budget funded organizations	-	-	-	-	-	-
Long distance call	2.64	2.51	1.22	1.64	296949.7	157696
Inland telegram	0.70	0.80	71.12	68.46	7906.9	30056

The following variable communication services tariff modifications were introduced by Tver subsidiary (branch) of JSC CenterTelecom in 2002:

- for provision of access to local telephone network from September 1, 2002;
- for telegraph service from December 10, 2002.

Total revenues from reduced rate services to concerned consumer categories in 2002 are 39665 RUR in thousands. Sums not compensated from the udget for those services are 20707 RUR in thousands. A totals of 41900 RUR in thousands of services were provided at cut rates in 2002.

'er-minute billing has not been applied by Tver subsidiary (branch) of JSC CenterTelecom.

Elektrosvyaz of the Vladimir region – **a branch of JSC CenterTelecom**

	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001	Unit costs at the end of the year, RUR, in 4 quarter 2002	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
1	Provision of access to an urban telephone network (GTS) (one-time installation fee) - basic telephone set			**6 275**	**6 781**	**80 615.3**	**170 342**
	natural persons					65 051.1	
	Analog	3 500	3 500			><	
	Digital	5 500	7 000			><	
	budget funded organizations	7 000	7 000			3 235.5	
	non-budget funded organizations	7 000	7 000			12 328.7	
2	Provision of access to a rural telephone network (STS) - basic telephone set			**no data**	**1 405**	**3 548.0**	**2 155**
	natural persons					2 560.3	
	Analog	1 750	1 750			><	
	Digital	2 750	3 500			><	
	budget funded organizations	7 000	7 000			211.1	
	non-budget funded organizations	7 000	7 000			776.6	
3	Local telephone service under per-minute billing for GTS (the constant part)			**59**	**89**	**192 388,1**	**251 655**
	natural persons	70	85			160 109.1	
	budget funded organizations	100	110			11 433.4	

No	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001.	Unit costs at the end of the year, RUR, in 4 quarter 2002.	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
	non-budget funded organizations	100	110			20 845.6	
4.1.	**Local telephone service under per-minute billing for GTS (the constant part)**					**18 345,9**	
	natural persons					-	
	budget funded organizations	89	98			8 580,4	
	non-budget funded organizations	89	98			9 765,5	
4.2.	**Local telephone service with per-minute billing (variable component) for rural networks (STS):**					**10 475,9**	
	natural persons					-	
	budget funded organizations	0.11	0.12			2 918.4	
	non-budget funded organizations	0.11	0.12			7 557.5	
5	Local telephone service under monthly rental arrangements for rural networks (STS):			**123.02**	**192.40**	**18 845.1**	**53 155**
	natural persons					13 571.0	
	budget funded organizations					2 057.5	
	non-budget funded organizations					3 216.6	
6.1.	**Local telephone service with per-minute billing for rural networks (STS) (constant part):**	-	-			-	-
	natural persons	-	-			-	

o	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001.	Unit costs at the end of the year, RUR, in 4 quarter 2002.	Services annual revenues, RUR in thousands	Services annual costs, RUR in thousands
	budget funded organizations	-	-			-	
	non-budget funded organizations	-	-			-	
).2.	**Local telephone service with per-minute billing (variable component) for rural networks (STS):**	-	-			-	-
	natural persons	-	-			-	
	budget funded organizations	-	-			-	
	non-budget funded organizations	-	-			-	
7	**Long distance call**			**1.30**	**1.53**	**329 427.1**	**147 586**
	natural persons	2.48	2.51			139 176.7	
	budget funded organizations	1.85	2.18			19 905.7	
	non-budget funded organizations	4.82	4.86			170 344.7	
8	**Inland telegram**			**117.4**	**212.9**	**5 091.4**	**51 991**
	natural persons	0.60	0.70			4 113.9	
	budget funded organizations	0.60	0.70			236.1	
	non-budget funded organizations	0.70	0.70			741.4	

Changes in the rates in 2002

Elektrosvyaz of the Vladimir region – a subsidiary (branch) of JSC CenterTelecom

In 2002 in the Vladimir region the local telephone communication services rates particularly the telephone subscription charge were upgraded two times, effective January 1, 2002 and November 1, 2002. Within a year the rates grew by 54.5% in the cities and by 40% in the countryside.

Tariffs for provision of an access to the telephone network (installation fees) were not changed.

The unregulated local telephone services rates grew on average by 10%.

The long-distance telephone rates grew by 21% only for the budget-funded organizations.

The telegraph services rates grew by 14%.

Elektrosvyaz of the Vladimir region continues to provide benefits to the veterans, disabled persons and to other privileged categories. That has a negative effect on the financial standing of *Elektrosvyaz Vladimir region* since the benefits compensation backlog of all budget levels amounted to RUR14.95 million as of January 1, 2003.

Benefits in provisioning telephone and radio services (RUR in thousands)

The cost of benefits granted with respect to telecommunication services to citizens in 2002 pursuant to the RF laws,
and the compensation amounts received from the budget.

Communication industry cub-sectors	Amount of the revenues missed due to the provision of the communication services benefits eligible for compensation (RUR in thousands)	Compensation amounts received from the budget (RUR in thousands)	Non-compensated revenues amounts (RUR in thousands)
Local telephone service	**51 951.54**	46 018.06	5 933.48
Wire broadcasting	5 865.59	4 783.78	1 081.81
TOTAL	57 817.13	50 801.84	7 015.29

Only the organizations of Vladimir city were transferred to the time-charged payment system: 5,104 budget-funded organizations and 7,923 businesses.

Table 1. 2002 Tariffs Summary *TulaTelecom* - branch of JSC CenterTelecom

No	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001.	Unit costs at the end of the year, RUR, in 4 quarter 2002.	Annual service revenues, RUR in thous.	Annual service costs, RUR in thous.
1	Provision of access to an urban telephone network (GTS) (one-time installation fee) - basic telephone set						
	natural persons	4200	4200	6 516.00	8 022.00	85 287.7	224 888.7
	budget funded organizations	5000	5000	6 516.00	8 022.00	2 301.3	4 003.0
	non-budget funded organizations	7000	7000	6 516.00	8 022.00	14 029.3	19 437.3
2	Provision of access to a rural telephone network (STS) - basic telephone set						
	natural persons	2625	2625	6 516.00	8 022.00	2 192.5	505.4
	budget funded organizations	2500	2500	6 516.00	8 022.00	27.7	1 965.4
	non-budget funded organizations	3500	3500	6 516.00	8 022.00	512.4	12 963.6
3	Local phone service under monthly rental arrangements for GTS						
	natural persons	73.5	89.25	71.93	76.36	199 726.7	267 357.7
	budget funded organizations	90	105	71.93	76.36	17 807.7	13 035.7
	non-budget funded organizations	90	105	71.93	76.36	9 473.9	6 830.1
4.1	Local telephone service under per-minute billing for GTS (the constant part)						
	natural persons	-	53.55	43.158	45.816	0.0	0.0
	budget funded organizations	-	53.5	43.158	45.816	558.3	460.3
	non-budget funded organizations	90	53.5	43.158	45.816	16 746.8	8 472.3
4.2	Local telephone service with per-minute billing (variable component) for rural networks (STS):**						
	natural persons	-	0.11	0.08	0.09	0.0	

No	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001.	Unit costs at the end of the year, RUR, in 4 quarter 2002.	Annual service revenues, RUR in thous.	Annual service costs, RUR in thous.
	budget funded organizations	-	0.11	0.08	0.09	674.2	306.9
	non-budget funded organizations	0.09	0.11	0.08	0.09	5 687.5	5 648.2
5	Local telephone service under monthly rental arrangements for rural networks (STS):						
	natural persons	60	70	108.38	121.86	16 275.8	41 804.7
	budget funded organizations	90	105	108.38	121.86	2 527.0	2 804.4
	non-budget funded organizations	90	105	108.38	121.86	3 448.7	5 589.4
6.1	Local telephone service with per-minute billing for rural networks (STS) (constant part):						
	natural persons	-	-	-	-	-	-
	budget funded organizations	-	-	-	-	-	-
	non-budget funded organizations	90	-	65.03	-	49.5	38.8
6.2	Local telephone service with per-minute billing (variable component) for rural networks (STS):						
	natural persons	-	-	-	-	-	-
	budget funded organizations	-	-	-	-	-	-
	non-budget funded organizations	0.09	-	0.13	-	0.7	25.8
7	Long distance call	2.88	2.92	1.76	1.88	418 087.3	257 998.9
8	Inland telegram	15.05	18.76	42.48	41.25	6 529.3	18 272.6

*- VAT insluded for natural persons; for service 7 an average charge is specified

** - since 01.11.02 the variable fee component in per-minute tariffs is time-dependent; here the average tariff is specified.

Table 2 Local call tariffs dynamics 01.01.02 - 01.01.03

Subscribers class		Monthly fee (subscription tariffs), RUR.		Per-minute billing tariffs, RUR.									
				Subscription monthly rental*			Local call rates						
									since 01.11.2002				
									weekdays			weekends. & publ. holidays	
		since 01.01.02	since 01.09.02	since 01.01.02	since 01.09.02	since 01.11.02	since 01.01.02	since 01.09.02	8.00 - 18.00	18.00 - 24.00	24.00 - 8.00	8.00 - 24.00	24.00 - 8.00
Natural persons	CTN	70	85	-	-	51	-	-	0.12	0.1	0.08	0.1	0.8
	VTN	63	73.5	-	-	-	-	-	-	-	-	-	-
Budget-funded organizations	CTN	90	105	-	-	53.5	-	-	0.12	0.10	0.08	0.10	0.8
	VTN	90	105	-	-	-	-	-	-	-	-	-	-
Self-funding enterprises	CTN	90	105	90	105	53.5	0.09	0.11	0.12	0.10	0.08	0.10	0.8
	VTN	90	105	90	105	-	0.09	0.11	-	-	-	-	-

- before 01.11.02 13 hours per month (local connection limit) were included in the subscription fee.

Table 3. Implementation of per-minute billing system in 2002

Subscribers class		Subscribers charged on per-minute basis		Income per 2002 from per-minute charged subscribers, RUR in thous.	
		before 01.11.02	since 01.11.02	subscr. fee	loc. calls
Natural persons	GTS	0	0	0	0
	STS	0	0	0	0
budget-funded organizations	GTS	0	10 047	558	674.2
	STS	0	0	0	
Self-funding enterprises	GTS	16 289	15 624	16746.8	5687.5
	STS	53	0	49.5	0.7

Additional information:

1. In 2002 revenues received from services provided to the privileged subscribers amounted to RUR108.304 million (including compensation amount of RUR 45.355 million). In 2002 the lost revenues from the benefits provision amounted to RUR41.7 million (reference: as of January 01, 2003 the budget backlog in the benefits compensation amounted to RUR130.1 million).

2. In the Tula region per-minute billing was introduced in 1993 for businesses connected to electronic exchanges. Effective November 1, 2002 the Russian Antimonopoly Ministry approved local telephone call rates for per-minute billing (the Russian Antimonopoly Ministry order # 729 dated October 18, 2002) and the decision was made to gradually introduce per-minute billing for local telephone calls in the territory of the Tula region, namely:

- in Schekino town for all organizations effective November 01, 2002, for the natural persons – effective February 01, 2003;
- in Aleksin town for all organizations effective December 01, 2002, for the natural persons – effective March –1, 2003;
- in Tula city for all organizations effective December 01, 2002, for the natural persons – effective June 01, 2003;
- in Efremov and Belev towns for all organizations effective December 01, 2002.

The information of the subscribers' number transferred to the time-charged connections payment system and the income received in 2002 is given in Table 3 (Annex # 1).

YarTelecom – a branch of JSC CenterTelecom

No	Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR, in 4 quarter 2001.	Unit costs at the end of the year, RUR, in 4 quarter 2002.	Annual service revenues, RUR in thous.	Annual service costs, RUR in thous.
	Provision of access to an urban telephone network (GTS) (one-time installation fee) - basic telephone set			4004.0	4505.0	86098.0	79268.9
	natural persons	8500	8500			71606.6	
	budget funded organizations	5000	5000			2411.3	
	non-budget funded organizations	5000	5000			12080.1	
	Provision of access to a rural telephone network (STS) - basic telephone set			4298.0	4960.0	4846.1	12780.5
	natural persons	3000	5000			4153.8	
	budget funded organizations	3000	5000			235.4	
	non-budget funded organizations	3000	5000			456.9	
	Local phone service under monthly rental arrangements for GTS			67.5	86.7	22894.3	224738.5
	natural persons	70.00	85.00			15703.6	190431.3

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Annual service revenues, RUR in thous.	Annual service costs, RUR in thous.
budget funded organizations	115.00	130.00			2925.0	10439.3
non-budget funded organizations	115.00	130.00			4265.7	23867.9
Local telephone service under per-minute billing for GTS (the constant part)					150365.6	
natural persons	56.00	65.50			118816.5	
budget funded organizations	77.20	78.00			10197.0	
non-budget funded organizations	77.20	78.00			21352.1	
Local telephone service with per-minute billing (variable component) for rural networks (STS):					82678.4	
natural persons	0.08	0.10			56915.1	
budget funded organizations	0.07	0.10			7170.8	
non-budget funded organizations	0.07	0.10			18592.5	

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Annual service revenues, RUR in thous.	Annual service costs, RUR in thous.
Local telephone service under monthly rental arrangements for rural networks (STS):			196.3	253.7	26647.8	90953.6
natural persons	70.00	85.00			19649.4	76318.8
budget funded organizations	115.00	130.00			2882.7	5238.3
non-budget funded organizations	115.00	130.00			4115.7	9396.5
Local telephone service with per-minute billing for rural networks (STS) (constant part):					1664.4	
natural persons	56.00	65.00			1398.3	
budget funded organizations	77.20	78.00			124.0	
non-budget funded organizations	77.20	78.00			142.1	
Local telephone service with per-minute billing (variable component) for rural networks (STS):					779.8	

Service	Tariff at the beginning of the year*, RUR	Tariff at the end of the year*, RUR	Unit costs at the beginning of the year, RUR	Unit costs at the end of the year, RUR	Annual service revenues, RUR in thous.	Annual service costs, RUR in thous.
natural persons	0.08	0.10			552.8	
budget funded organizations	0.07	0.10			129.1	
non-budget funded organizations	0.07	0.10			97.9	
Long distance call	8.19	8.74	5.8	6.1	361081.2	249558.3
Inland telegram	0.70	0.80	69.8	98.2	4708.1	27084.1

For service 7 an average charge is specified

EXPLANATORY NOTE

During 2002, in the result of cooperation with the Russian Ministry for Antimonopoly Policy and Support of Entrepreneurship, the tariffs for the local telephone services were updated twice: on 01.01.2002 and on 01.09.2002.

Subscriber monthly rental	Since 01.01 2002	Since 01.09 2002.
Subscription fee per month		
Businesses	115	130
Budgetary organizations	115	130
Natural persons, urban communities	70	85
rural communities	70	85
Per-minute billing		
Businesses	77.2	78
Budgetary organizations	77.2	78
Natural persons, urban communities	56	65.5
rural communities	56	65.5
Local calls (connection) cost at the time-based payment plan.		
Businesses		
Full or partial minute of connection (telephone call)	0.07	0.10
The following time **coefficients** are applied to the connection cost per minute indicated above:		
- for connections (calls) from 23.00 till 09.00 on week days, on Saturdays, Sundays and public holidays round the clock – **0.6.**		
- for connections (calls) from 09.00 till 17.00 , except for Saturdays, Sundays and public holidays – **1,2.**		
Natural persons, city telephone network (CTS) and rural telephone network (VTS)		
Full or partial minute of connection (telephone call)	0.08	0.10
The following time **coefficients** are applied to the connection cost per minute indicated above:		
- for connections (calls) from 23.00 till 09.00 on week days, on Saturdays, Sundays and public holidays round the clock – **0.6.**		
- for connections (calls) from 09.00 till 17.00 , except for Saturdays, Sundays and public holidays – **1,2.**		
Providing access to the telephone network:		
Businesses, urban communities	5000	5000
rural communities	3000	5000
Natural persons, urban communities	2000-8500	2000-8500
rural communities	800-3000	800-5000

Since 01.01.2003, the tariffs for the long-distance trunk telephone calls for budgetary organizations have changed by 20%.

Since 15.06.2002, the tariffs for natural persons and businesses on the long-distance telephony were increased by 20 % during the off-peak hpurs: from 18.00 till 00.00, from 00.00 till 08.00, and also on week-ends and public holidays round the clock.

Since 10.01.2002, the tariffs on telegraph services have changed. The price for in-country telegrams was established at RUR0.70 per word, from 10.12.2002 the price was hiked up to RUR0.80.

The number of people enjoying payment benefits in paying for the local telephone services, according to the current legislation, reached 100207 as of 01.01.2003. The monetary cost of the benefits for the local telephone services made up RUR51079.9 thousand in 2002, of which RUR30364.5 thousand were compensated., and RUR20715.4 thousand were not.

Per-minute billing for local telephone services was introduced in Yaroslavl Region in 1995. During eight years we regularly analyzed the results of per minute billing for the local telephone calls, conducted sociological polls and awareness campaigns among the public with the purpose to avoid conflict situations. From the very beginning, no time limits for telephone calls have been set.

As of 01.04.2003, 253450 subscribers were transferred on per minute billing for the local phone calls that makes 80.5% of the total number of subscribers. Such payment system was implemented in the cities of Yaroslavl, Rybinsk, Tutaev, Rostov, and other towns and local centers of the Yaroslavl Region , and also in 14 rural communities.

Revenues from the subscription fee received in 2002 in the form of time-based payments amounted to RUR235488.2 thousand, or 82.6 % of the total subscription fees received during the year.

5.4. Main Economic Indicators of the Company

Table 4

INDICATOR	Unit	2001	2002.	Growth rate over the year 2002/2001(%)
Revenues (excluding VAT)	RUR in thous.	12799301	16389267	128
Tariff income	RUR in thous.	12199645	15840176	129.8
Expenses	RUR in thous.	9994779	12131919	121.4
Balance sheet profit	RUR in thous.	1746391	1641507	94
Profit margin	%	17.5	13.5	-4 points
Costs	RUR in thous.	780	740	95

5.5. Breakdown by service type of JSC CenterTelecom revenues in 2002


Wireless radio communication 2%
Cable broadcasting 3.0%
New services 2.4%
Domestic long-distance and international telephony 47.5%
Local urban telephony 38.2%
Document transmission 1.7%
Local rural telephony 4.9%
Wireless services, sound and TV broadcasting 0.1%

Breakdown of JSC CenterTelecom revenues in 2002 by customer type

Communication types	Share of a customer category (%) in the gross revenues		
	Natural persons	Budgetary Organizations	Non- budgetary organizations
Domestic long-distance and international telephony	50.9	6.5	42.6
Document transmission	43.4	12.4	44.2
Local urban telephony	69.3	8.7	22
Local rural telephony	76.2	9.6	14.2

		112	
Wireless communications, sound and TV broadcasting	72.8	5.6	21.6
Cable broadcasting	81.3	10.3	8.4
Wireless communications	71.4	2.3	26.3
New services	44.1	6.5	49.4



5.6. Breakdown of JSC CenterTelecom expenses in 2002
Payroll
33%
Other costs
31%
Unified social tax
12%
Depreciation
9%
Material costs
15%

5.7. Key efficiency ratios of the Company

Table 5

	Indicator	Unit	2001	2002	Growth rate (%)
1.	Revenue per line	RUR	2322	2863	123.3
2.	**Profit per line**	RUR	332	297	89.5
3.	**Revenue per employee**	RUR	162753	219733	135
4.	**Profit per employee**	RUR	23298	22771	98
5.	**Number of lines per employee**	line	70	77	110

5.8. Information on Net Assets of the Company

Table 6

	As of 01.01.2003
...ets total (RUR in thous.)	14 397 946
	631 200

3. Reserves (RUR in thous.)	27 838
4. Net assets / charter (legal) capital ratio (line 1/ line 2) (%)	22,81
5. Net assets / the sum of charter (legal) capital and reserves (line 1/ (line.2+ line.3)) (%)	21,85

Over the reporting period net assets of the Company increased by RUR784,850 thousand, or by 5.45 %.

VI. PERSONNEL MANAGEMENT

6.1. Labor and Wages

Payments to employees in 2002 amounted RUR4041.1 million. Payroll growth rates as compared to the corresponding period of the previous year were 122.6 % (on the sales growth rates of 127.5 %).

The average number of employees in 2002 was 72,088 people, or by 2,870 less than the corresponding figure last year (3.8 %). The measures taken for streamlining of the Company organization structure, improvement of work management, optimization of functional interactions between structural units have allowed us to downsize the staff:

in operational activity - 468 persons, in providing and advertising of telecommunication services - 571 persons, in logistic services - 967 persons, in management - 56 persons.

A stable tendency for the reduction of employee number is observed throughout all Company's divisions.

The year 2000 - 76011 persons, year 2001 - 74956 persons

The proceeds per 1 employee in year 2002 amounted 219.7 RUR in thous. and increased compared to the previous year by 30.5%. The increase of the parameter was achieved due to the growth of proceeds (27.5 %) and the reduction of the employee number (3.8 %).

The number of lines per 1 employee comprised 74 lines average for the Company that exceeded the analogous parameter of the previous year by 4 lines (increase by 6.4 %).

The average employee wage in year 2002 was RUR4,892 rub that exceeded the previous year figures by 31.2 %. The growth in the average payment is provided due to the growth of wage payment costs (122.6 %) and also due to the reduction of the average number of employees by 3.8 %.

The average salary is presented on Diagram 1.

Diagram 1


Performance of average salary in JSC CenterTelecom.
rubles
6000
5000
4000
3000
2000
1000
0
1421
1923
2710
3777
4946
1998
1999
2000
2001
2002
Period

The share of the payroll in total revenues decreased from 25.7 % in 2001 to 24.8 % in 2002.

Profit per 1 employee in 2002 was RUR4.04 per 1 ruble of salary, and increased from RUR3.88 in 2001; the increase being by 4.1 %.

6.2 Improvement of Management Structure

According to the concept of consistent improvement of the Company management structure, the Company Board of Directors decided on April 10, 2002 to liquidate all subsidiaries of the company in Moscow Region and to form on their base the uniform Moscow branch of the Company. Former branches – telecommunication centers - Balashichinsky, Dmitrovsky, Kolomna, Krasnogorsky, Luberetsky, Mytischinsky, Naro-

Fominsky, Odintsovsky, Orekhovo- Zuevsky, Podolsk, Serpukhov, Khimkinsky, Shchelkovo - have become structural divisions providing the volume of sales.

Also the decision was made to create 16 regional branches of the Company. The required organizing work was carried out to prepare the fast organization of the branches and assigning to them property, assets, staff and serviced territories of the former annexed companies in connection with their exclusion from the Uniform State Register of Legal Persons.

As a result of structural transformations, the former branches of the affiliated companies (above 300) have been transformed to structural divisions of newly created regional branches of JSC CenterTelecom .

The work continues to be done on further improvement and integration of structural divisions of the branches, along with the reduction of staff employees number.



Changes in the number of employees of JSC CenterTelecom
1.Belsvyaz
4089
4131
2.Bryansksvyazinform
3368
3771
3.Electrosvyaz of the Vladimir region
3683
4001
4.Voronezhsvyazinform
6283
6769
5.Ivtelecom
3038
3344
6.Kaluga
2940
2959
7.Kostromatelecom
2113
2149
8.Kursk
3463
3599
9.Lipetskelectrosvyaz
3327
3515
10.Moscow branch
13397
14290
11.Orel branch
2581
2671
12.Ryazan branch
3663
3778
13.SmolenskTelecom
3804
4183
14.Tambovskaya electrosvyaz
3877
4022
15.Tverskoy branch
3690
3926
16.TulaTelecom
4247
4427
17.YarTelecom
4633
5002
P1
Personnel number as of 01.01.2002
Personnel number as of 01.01.2003


Total labor force change (JSC CenterTelecom)
Staff number
77000
76000
75000
74000
73000
72000
71000
70000
72196
01.01.2003
01.01.2002

6.3 Personnel Management.

In 2002, 17 regional telecommunication operators of the Central Federal district were merged into a single super-regional telecommunication company JSC CenterTelecom; and a new management structure was developed.

In connection with the reorganization of all branches of the Company, the optimization of the organization structure was conducted. As a result of the integration, the number of the territorial structural divisions was considerably reduced, that allowed to operate with telecommunication networks more efficiently, to generate a uniform corporate system of the finance management.

As a result of the measures taken the total number of employees in the Central region decreased during the year by 4,341 people, or by 5.7 % as compared to the year beginning.

During the accounting period, total 15073 persons were dismissed from the branches of JSC CenterTelecom (10732 persons were taken on work.), the dismissed staff structure: managers and experts - 19,4 %; employees - 3,2 %; workers - 77,4 %. 2062 persons were dismissed due to the staff reduction; the work on the staff number optimization will be continued in year 2003.

Total number of employees of JSC CenterTelecom as of 01.01.2003 was 72,196, with 36,786 women, or 51 %. The staff structure of the Company: managers – 4,447 (6.2 %), specialists – 21,890 (30,3 %), clerks - 674 (0.9 %), workers – 45,185 (62.6 %).

Half of JSC CenterTelecom's employees have higher or professional secondary college education (51.8 %), 55 persons have a scientific degree or rank, the average employee age is 41.5 years.

The qualitative structure of management at all levels allows to efficiently manage the Company divisions and the entire Company as a whole. Of 4,447 managers, 32 persons have a scientific degree or rank, 2,825 (63.5 %) - higher education, 1,308 persons - vocational technical training (college), and 1,093 persons continue their training in higher educational institutions.
24.6 % are young managers aged under 40.

In all branches of the Company, the consistent work is conducted on forming and preparation of a reliable staff reserve. Taking into account their professional, business and personal qualities, 3947 persons were listed as the replacement reserve for the managing positions in the accounting year, of them 2908 (73,7 %) with higher education, 1915 persons - perspective employees aged under 40. From those listed in the replacement reserve, 459 persons in 2002 were appointed on managing positions.

2662 candidates of the personnel reserve participated in the different forms of training organized by the Company. 7 person (from the branches: *Voronezhsvyazinform*, *Ivtelecom*, *Lipetskelektrosvyaz*, *Moscow branch*) were the participants of the presidential training program Preparation of management staff for the organizations of national economy of Russia. The branches *Tambovskaya elektrosvyaz*, *Voronezhsvyazinform*, *Lipetskelektrosvyaz*, and the Moscow branch concluded contracts on the preparation of 6 managers of a highest level with the

Higher School of International Business and the Grenoble Higher School of Economics, under Master of Business Administration (MBA) program.

The reserve-listed candidates for top-management positions are trained in the Academy of National Economy under the government of Russia, in the Academy of Civil Service under the President of Russia, in the North-West Academy of Civil Service, on the programs of second higher education.
33 candidates from the management staff reserve had their training abroad.

One of the sources for the company renewing and its supplying by qualified specialists, is the cooperation with industry-related educational institutions. In the accounting year, 36 graduates of higher educational institutions specializing in telecommunication and 51 college graduates were taken on work into the Company branches. Also, 104 persons continue their training under the program of target preparation of specialists.

Contracts concluded with educational institutions allow us to develop such forms of staff training as the preparation of specialists without the interruption of work: in the form of evening and correspondence education: 2220 employees are trained in higher institutions and 675 - in secondary professional educational institutions. 211 specialists of JSC CenterTelecom are receiving their second higher education.

In 2002, total 2780 specialists were taken on work into all branches, of them 434 persons had graduated from the educational institutions related to the telecommunication industry. The supply of engineering-technical positions by certified specialists comprised: engineers - 66,1 %, technicians - 68,8 % (together with specialists with higher education - 84,4 %).

All branches of the Company pay great attention to the qualification improvement of employees. The training management of training is conducted on a systematic base: the planning of staff preparation needs, working out and realization of training programs, the analysis and estimation of training results.

The in-company preparation of staff is takes place, mainly, in 6 regional educational centers belonging to the Company branches, where 5546 persons have improved their qualification in year 2002. In the *Kaluga branch*, *TulaTelecom*, *YarTelecom*, the remote staff training is organized.

The contracts for the preparation and advanced training of managers and specialists are concluded with the Academy of National Economy under the Government of the Russian Federation, IPK MTUCI, the center of scientific and technical information *Informsvyaz*, JSC *Business - Seminars*, the Russian Academy of Civil Service, the International Academy of Business, the Educational Centers *Assistance*, *Resonance*, etc.

Besides, 126 persons had their training in various foreign educational centers.

Total 26711 persons participated in all forms of training during the accounting year, or 37 % from the general number of employees. Spending for the staff training amounted to RUR44028.5 thousands.

The staff turnover in JSC CenterTelecom was 10.6 %, including managers and specialists – 6.5 %, workers – 13.5 %.

The tasks of the human resource development policies for 2003 are: the development of the personnel strategy within the frameworks of super-regional company, creating conditions for the realization of measures aimed at increasing the personnel potential and gaining the Company's competitive edge.

VII. THE COMPANY DEVELOPMENT PROSPECTS

The market situation analysis reveals bright prospects of business development of the integrated company. The demand for traditional and new services practically in all regions surpasses the current rates of putting into service production capacities. In the majority of central regions of Russia, phone network coverage still lags behind the gross regional product per capita that testifies to good opportunities and essential growth of sales in business area of the company.


70
60
50
40
30
20
10
0
Gross regional product per subscriber
Telephone penetration (phon per 100 people)
Lipetskelectros
YarTelecom
CenterTelecom
Belsvyaz
TulaTelecom
Kaluzhsky branch
Kursk branch
Kostromatelecom
Ryazansk branch
Smolensksvyazinform
Orlovsky branch
Voronezhsvyazinform
Vladimir branch
Tvers branch
Tambovskaya electros
Bryansksvyazinfc
Ivtele

In the sector of traditional telephony, the share of JSC CenterTelecom is higher than 85% and has low rates of decrease. Implementation of the Company's investment policies, considering the tariff policy declared by the Government of the Russian Federation, will allow us to retain the positions in the sector of traditional services and to strengthen our positions in the sector of new services.

As the greatest economic efficiency in the nearest future will be achieved through the provision of additional services, the main strategic task is the construction of the multiservice network.

Multiservice network (MN) MRK JSC CenterTelecom should be a component of the national multiservice network of Russia, which forms the uniform national information-telecommunication infrastructure supporting all kinds of traffic (data, voice, video). For the creation of MN, fiber-optic lines are used, as the transmission media providing the best quality of data transfer. Other transmission medias - copper, digital microwave links, digital satellite channels - can be used as a temporary or forced provisional solution. The basic principle of a multiservice network is the mutual recognition of the functions of data transfer and switching, the functions of call management and the functions of services management.

Considering that currently the main volume of tariff income is provided by long-distance and international communication and the tendency for the traffic growth is retained, one of the priority tasks is still the construction of new and the digitizing of existing communication networks, with the application of state-of-the-art fiber-optic, ATM technologies.

The further evolution of telecommunication networks, both on local and all-Russia levels, is directed towards the digitizing of communication networks at all levels, by step-by-step construction of digital networks on the basis of digital switching stations, communication centers and digital channels. Local digital networks will be formed by overlaying new networks on existing networks. Various variants of xDSL will be one of main techniques of user's access, depending on customer requirements.

VIII. USAGE OF NON-DISTRIBUTED PROFIT IN THE COMPANY

8.1. Main areas of usage of non-distributed profit in 2002.

Table 7

	Indicator	Unit.	2002	
			Authorized by general meeting of shareholders	Report
1	2	3	4	5
	Non-distributed profit – total on 01.01.02	RUR in thous.	**1170841**	**1 170 841**
Main directions of profit distribution:				
1	**For compensation:**		**119324**	**119324**
A)	Of previous years losses	RUR in thous.	**119324**	**119324**
	including: - costs not covered by financing sources	RUR in thous.	**27918**	**27918**
B)	Of the accounting year losses	RUR in thous.		
2	**For reserves**	RUR in thous.	**57094**	
	% of total sum allocated for distribution	%	4,9	
3	**For the formation of employee stock ownership plan for the Company employees (if provided for by foundation documents)**	RUR in thous.		

	% of total sum allocated for distribution	%		
4	**For paymant of dividends**	RUR in thous.	**218425**	**218425**
	% of the total amount allocated for distribution	%	18,7	18,7
5.	**Resources used by the Company as financial covering of the production development (including share holding) – total**	RUR in thous.	**720625**	**720625**
	% of the total amount allocated for distribution	%	**61.5**	**61.5**
	including: - share holding	RUR in thous.		
6	**Non-distributed profit remains**	RUR in thous.	**55373**	**112467**

8.2. Key items of non-distributed profit distribution planned for year 2003

Table 8

	Indicator	Units	2003 Plan
1	2	3	5
1.	Free balance of non-distributed profit of previous years as of 01.01.03, allocated for distribution*	RUR in thous.	
	Areas of usage:		
a)	For covering losses	RUR in thous.	
b)	For increase of the legal capital, in the form of non-distributed profit of previous years	RUR in thous.	
2.	Non-distributed profit of the reporting year	RUR in thous.	**1084300**
	Main usage areas of non-distributed profit of the reporting year:		
a)	For covering losses of the previous years		
b)	For the reserve fund formation , In % to net profit	RUR in thous. %	3722 0.3
c)	For the formation of special stock fund for the Company employees (in case such fund is conditioned by the constituent documents)	RUR in thous. %	
d)	For paying of dividends in % to net profit	RUR in thous %	260000 24.0
e)	For increase of equity, in the form of non-distributed profit of the accounting year, in % to net profit	RUR in thous. %	820735 75.7

NOTE:
** - the value of indicator 1 is established by the Company itself, based on initial data of analytical calculation.

IX. INFORMATION ON MAJOR DEALS CONCLUDED BY THE COMPANY

Minutes # 2 of June 19, 2002
The decision is made by: the Board of directors of JSC CenterTelecom .
Type of deal: **interest in the deal (A. V. Lopatin – director of the non-commercial partnership Research Center for Telecommunication Evolution Problems R. A. Amaryan - General Director of JSC CenterTelecom)**
Voting results: for - 6, against - 0, abstained - 0.
Subject of the agreement: target transfer of money resources without return.
The agreement parties: Non-commercial partnership Research Center for Evolution Problems of Telecommunication.
The value of agreement: RUR39000000 (thirty nine million).

Effective date of the agreement: since March 20, 2002
Effective term of the agreement: before complete fulfilling of the obligations.
Other essential terms and conditions of the agreement: no

Minutes #16 of December 10, 2002
The decision is made by: the Board of directors of JSC CenterTelecom .
Type of the deal: interest (V. N. Yashin - the chairman of the board of directors of JSC *NTS*, R. A. Amaryan – a member of the board of directors of JSC *NTS*)
Voting results: for - 5, against - 1, refrained - 0.
Subject of the agreement: rendering of services.
The agreement parties: JSC *NTS*.
Agreement amount: RUR1.08 per unit.
Effective date of the agreement: from the moment of signing
Effective term of the agreement: 1 (one) year.
Other essential terms and conditions of the agreement: no.

Minutes #16 of December 10, 2002
The decision is made by: the Board of Directors of JSC CenterTelecom .
Type of the deal: interest in the deal (V. N. Yashin - the chairman of the board of directors of JSC *NTS*, R. A. Amaryan – a member of the board of directors of JSC *NTS*)
Voting results: for - 5, against - 1, abstained - 0.
Subject of the agreement: sale - purchase.
The agreement parties: JSC *NTS*.
Agreement amount: USD12,000
Effective term of the contract: from the moment of signing and until complete fulfillment of all obligations.
Other essential terms and conditions of the agreement: no.

Minutes # 9 of September 18, 2002
The decision is made by: the Board of Directors of JSC CenterTelecom .
Type of the deal: as the nominee for the company auditor had been recommended by the Board of directors, the contract for the auditor services was considered by the Board of directors of the Company.
Voting results: for - 6, against - 0, abstained - 0.
Subject of the agreement: audit of financial and economic activity of the Company.
The agreement parties: JSC Ernst&Young Vneshaudit.
Agreement amount: USD115,000 without the VAT
Effective term of the agreement: from the moment of signing and until complete fulfillment of the obligations.
Other essential terms and conditions of the agreement: no.

X. INFORMATION ON PARTICIPATION OF THE COMPANY IN OTHER ORGANISATIONS PROVIDING TELECOMMUNICATION SERVICES (WITH THE COMPANY'S EQUITY STAKE OF AT LEAST 10%)

Table 9

№	Name of the organization	Type of activity	CenterTelecom equity stake		Investments, made in the process of activity (RUR thousand)	Main indicators of activity		
			Sum (RUR thousand)	%		Number of subscribers or lines	Earnings (RUR thousand)	Net profit (RUR thousand)
1	OOO *Teleport Ivanovo*	- data transfer network and Internet services; - NMT-450 cellular communication services (under the contract with *Ivtelecom*); - cellular and paging communication services; - sales of communication facilities.	151,250	100	-	1. Data network subscribers - 984 customers. 2. NMT-450 cellular communication subscribers - 617 persons. 3. Paging communication subscribers - 875 persons.	5,633	109
2	OOO *MobilCom*	Trunking communication services to natural persons and legal entities in the territory of Vladimir region.	2,250,000	100	-	160 subscribers of MPT-1327; 43 subscribers of SN-II	3,018	-
3	OOO *VladPage*	Personal radio-call services (PRCS) in the city of Vladimir and region in *POCSAG* standard with the use of 157,925 Hz frequency.	41,250	75	-	120 subscribers with per month payment schedule; 700 subscribers with per message payment schedule	748	-
4	OOO Production-Innovation Enterprise *Svyaz-Service-Irga*	Repair and maintenance of communication equipment; innovation activity, production, repair and technical maintenance of telephone and radio communication systems and facilities.	0,700	70	-	-	2,455	93
5	ZAO *Svyazproject*	Design works in the field of communication.	4,139	53	under liquidation			

6	OOO *Vladimirsky taxophone*	Creation and organization of a network of multipurpose card pay phones for local, long-distance and international calls for natural persons and service calling card (SCK) service in the city of Vladimir and Vladimir region.	92,500	51	-	1,084 pay phones MTC; 33 pay phones STS; 5 multipurpose pay phones; 4 international pay phones	14,557	33
7	ZAO *Moteko*	Telecommunication and Internet services.	51,000	51	-	237 subscribers via dedicated lines; 6,950 Internet subscribers	32,680	-
8	ZAO *Telecom* of Ryazan region	Establishment of a modern telecommunication network and system of information servicing, integration of telecommunication infrastructure and region management with international system of CIS and foreign countries.	22,905	51	-	7,424 subscribers; 5,640 channels	19,774	1,573
9	ZAO *TeleRoss-Voronezh*	Telecommunication and information services, investment activity on creation of telecommunication networks.	585,361	50	-	950 lines	15,132	1,009
10	ZAO *Vladimir-Teleservice*	Providing telematic and data transfer services in the territory of Vladimir region.	11,000	50	-	900	10,592	1,491
11	ZAO *Cellular Communication of Black-soilya*	Provides cellular communication services, including in NMT-450 standard.	28,960	45	-	12,448 subscribers	79,260	-
12	ZAO *Kaluga Cellular Communication* (ZAO *KCC*)	Providing cellular radiotelephone communication services within the 450 MHz frequency range.	8,400	42	-		18,905	-28,070

13	ZAO *Smolensk Cellular Communication*	Cellular communication services in GSM standard.	2,349,200	40	-	2,887	9,231	-
14	ZAO *Tver Cellular Communication*	Cellular communication, NMT-450 MHz.	12,000	40	-	3,800 subscribers	28,449	1,418
15	ZAO *Ryazan Cellular Communication*	Providing cellular radiotelephone communication services within the 450 MHz frequency range.	12,000	40	-	1,745 subscribers	16,619	-
16	ZAO *Bryansk Cellular Networks*	Providing cellular communication services.	275,000	34	-	1,372 subscribers	22,369	-
17	ZAO *Belgorod Cellular Communication*	Cellular communication services in AMPS-800 standard.	1,749,000	30	-	2,908 subscribers	8,262	-16,572
18	ZAO *Radio paging Incorporated*	Paging communication.	147,233	30	Under liquidation			
19	OOO *Rating*	USW, VHF, FM on-air and wired radio broadcasting, organization of a radio broadcasting office; development and run of advertisements on the radio.	36,316	29	-		1,074	-
20	OOO *Tver Telecom*	Traffic passage. Service calling cards.	50,440	26	-	32 customers	83,532	-2,624
21	JSC *Telecommunication Company Rinfotels*	Data transfer, telematic services, Internet access.	4,160	26	-	255 subscribers	8,156	1,279
22	OOO *Trunksvyaz*	Organization of production and repair of radio communication facilities, training of qualified staff for dealing with production and operation of communication facilities, other services.	25,000	25	-	44 subscribers	266	7
23	OOO *RadioLine*	Providing services on creation and operation of communication networks, providing paging communication services.	0,650	13	-	250 subscribers	480	-

24	ZAO *OskolTelecom*	Cable television services.	1,886	12	-	12,068 subscribers 20,000 lines	10,659.9	2,327.3
25	ZAO *STC COM-SET*	Conduct of research-and-development and experimental-and-design works for development of modern telecommunication systems.	35,470	11	-	N/A	43,643	7,886

1. Limited Liability Company *VladPage*.

    The company provides personal radio paging services in the city of Vladimir and region in the POCSAG standard with the use of 157,925 Hz frequency on the basis of equipment of MOTOROLA, PO NUCLON of *PageLink* (Moscow).

2. Joint-Stock Company *Bee Line* – Vladimir.

    The company carries out operator activity in the market of services based on systems of cellular radiotelephone communication of DAMPS and GSM standards in the territory of Vladimir region. JSC *Vympel-Communication* is the owner of a license for operator's activity.

3. Limited Liability Company *MobilCom*.

    The company carries out activity on providing trunking communication services to natural persons and legal entities in the territory of Vladimir region.

    The company had carried out research-and-development and experimental works before 2000 on a feasibility study of application of dual-range duplex equipment for trunking within the public communication network; it started to provide telecommunication services in 2000.

4. Private Joint-Stock Company *Vladimir Teleservice*.

    The company provides telematic and data transfer services in the territory of Vladimir region.

5. Limited Liability Company Vladimirsky taxophone.

    The company carries out business activity on creation and organization of a network of multipurpose pay phones operated by phone cards for local, long-distance and international calls for natural persons and also provides service calling card (SCK) service in the city of Vladimir and Vladimir region.

6. Private Joint-Stock Company *TeleRoss-Voronezh*.

    Provides telecommunication services. The *Voronezhsvyazinform* equity stake in the company as of January 1st, 2003, constituted 50%. There was no positive results of participation in 2002.

Voronezhsvyazinform's Director A.V. Haustovich was elected a member of the Board of Directors in 2002.

7. Private Joint-Stock Company Sotovaya Svyaz Chernozemya (Cellular Communications in the Black Soil area).

The company provides cellular communication services in the territory of the Central Black-soil region, including in the territory of Voronezh region in the NMT-450 standard. *Voronezhsvyazinform's* equity stake in the company as of January 1st, 2003, was 21%. There was no positive effect of participation in 2002.

Voronezhsvyazinform's Director A.V. Haustovich was elected a member of the Board of Directors in 2002.

8. Limited Liability Company *Trunksvyaz.*

The company provides mobile radio telephony communication services. *Voronezhsvyazinform* equity stake in the company as of January 1st, 2003, constituted 25%. There was no positive results of participation in 2002.

9. Limited Liability Company *TELEPORT IVANOVO (TPI)* was founded on the basis of a Russian-German Joint Venture that provided international satellite communication services. It is in the market of telecommunication services since 1993.

Main types of activity of LLC *Teleport Ivanovo*:

- providing data transfer and telematic services (Internet access, e-mail services, web-hosting);
- development of Internet resources / web design;
- development and implementation of local network projects; supply of equipment;
- providing maintenance services to subscribers of the cellular communications network of NMT-450i standard in the territory of Ivanovo region within the framework of a contract on commercial representation of *YarTelecom*;
- providing maintenance services to subscribers of the *Ivtelecom* paging communication;
- sales of telecommunication facilities.

10. Main events of TPI activity in 2002:

A phone card platform was put into operation in February 2002 and sales of Internet-cards were started.

A dealer network on sales of Internet cards was established in May and continues its expansion.

A new office was opened in downtown Ivanovo in July 2002.

Data transfer network was expanded in Ivanovo. It allowed expansion of a spectrum of provided services and improvement of their quality.

Equipment upgrade, which allowed reduction of cost of services, was carried out in December 2002.

A new service was introduced: connection via a dedicated line using SDSL technology over the subscriber's existing telephone line.

An agency contract was concluded with JSC *Vympelcom-Region* (trademark *Bee Line GSM*) and sales of subscriber's equipment of GSM standard and accessories were started.

11. Limited Liability Company PIP *Svyaz-Service-Irga* is a subsidiary of JSC CenterTelecom .

Charter (legal) capital is RUR 1,000; the Company's equity stake is 70%.

Limited Liability Company PIE *Svyaz-Service-Irga* carries out the following types of activity:

- repair and servicing of communication equipment and facilities;
- production, repair and technical maintenance of telephone and radio communication systems and facilities;
- providing paid services to organizations and natural persons;
- trade and procurement, intermediary and sales;
- repair of household appliances and equipment.

The Company has specialists for installation of switches, PABX, microwave links and their maintenance. The company has practical experience in installation of a whole complex of equipment of technological communication at RAO *Gazprom* subsidiaries. The Company ensures meeting technical requirements for installation of telephones at various sites in the city of Ryazan and Ryazan region.

The company's activity in 2002 was based on the Accounting Policies for 2002. All communication line installation works were carried out in the territory of the city of Ryazan.

There were no material facts of the Company's participation in this company during the reporting year.

12. Private Joint-Stock Company *Telecom* of the Ryazan region is a subsidiary of JSC CenterTelecom and ensures routing of long-distance and international traffic of the Company's subscribers.

Charter (legal) capital is RUR 450,000; the Company's equity stake is 50.9%.

Main types of activity of the company:

- deployment of a modern commercial telecommunication network and a system of rendering directory services;
- integration of a telecommunication and region management infrastructure with international information-switching systems of CIS and foreign countries (PSTN, data, computer network, e-mail, etc.);
- implementation of prospective information technologies, search for the most efficient capital investments into the telecommunication infrastructure;
- conduct of research-and-development, feasibility studies and surveying works;
- development and realization of software and technologies of the applied character;
- providing information, marketing, leasing, consultancy and intermediary services;
- wholesale, retail and commission trade, trade and procurement activity, etc.

There were no significant facts of the Company's participation in this company during the year under review.

13. Closed Joint-Stock Company *Ryazan Cellular Communication* is a subject company of JSC CenterTelecom . Charter (legal) capital is RUR 30,000; the Company's equity stake is 40%.

ZAO *Ryazan Cellular Communication* is a major operator of cellular communication of NMT standard of the 450 MHz range. This standard had been introduced in over 60 regions and over 500 towns and cities of Russian Federation.

Main types of activity of the company:

- deployment and commercial operation of systems of mobile and fixed radiotelephone communication;
- providing mobile and fixed radiotelephone communication services on the commercial basis;

- development and implementation of technological solutions in the field of management of processes of providing mobile and fixed radiotelephone communication services;
- retail, wholesale-retail and commission sales of equipment and accessories, intermediary activity;
- foreign economic activity in correspondence with the current legislation.

There were no significant facts of the Company's participation in this company during the reporting year.

14. Joint-Stock Company TC *Rinfotels* is a subject company of JSC CenterTelecom .

Charter (legal) capital is RUR 16,000; the Company's equity stake is 26%.

JSC TC *Rinfotels* continued stable operation in 2002, providing stable operation of the region data transfer network and telematic services.

Main type of activity of JSC TC *Rinfotels* is providing services of the data transfer network and telematic services in the territory of Ryazan region in accordance with the licenses of the Ministry of Telecommunication and Informatisation №18557 and №12610.

The *Rinfotels* data transfer network covers the whole territory of Ryazan region and has 26 access centers in its disposal. Among network subscribers are banks, industrial enterprises, educational establishments, bodies of Federal and local authorities and natural persons. A segment of the state automated *Elections* system functions on the basis of the network.

The following services are provided in the network:

- data transfer service;
- e-mail service;
- facsimile transmission service with intermediate accumulation and storage;
- radio access service (Internet radio access).

There were no significant facts of the Company's participation in this company during the reporting year.

15. Regarding ZAO *Radio paging Incorporated Company*: Due to termination of operations of ZAO *Radio paging Incorporated Company* arrangements for the company liquidation are being worked out with state registration bodies in accordance with the Board of Directors' decision (Minutes #2 dated 24.07.2001).

16. Regarding ZAO *Svyazproject*: Due to termination of business activity as of February 2001, firing of all staff, termination of the license on design works on 21.12.2002 and retirement of the General Director, a decision was made to liquidate the company (Minutes #44, dated 18.06.2002, of the General Meeting of Shareholders ZAO *Svyazproject*). At present, the Company is under liquidation.

XI. MAIN RISK FACTORS

OVERVIEW OF COMPETITION

GENERAL SITUATION.

Competition in the telecommunications industry gets tougher. Active development of technologies, integration with computer facilities result in a growth of a number of various innovative non-traditional telecommunication services, and also in a growing number of companies that are ready to provide these services, as the threshold of entering the market becomes lower. The market share of non-traditional services had grown from 13% in 1999 up to 44% in 2001. In general, about 2,000 companies – potential competitors – have the right to provide telecommunication services in the telecommunication market of THE SUPER-REGIONAL COMPANY *CenterTelecom*. In total, they own over 3,000 licenses. Moscow region has the biggest share of licenses – 34%. The majority of licenses (26%) are granted for local telecommunication services. Then follow telematic services – 22% of all licenses, and data transfer services – 19% of all licenses.

Active redistribution of the income share goes on in favor of cellular communication operators. Growth of consumption of telecommunication services surpasses the growth of the level of socio-economic development of the region. But as surveys in the most developed regions of the Central Federal Area show, demand for mobile telecommunication services is satisfied, that is why, one should not wait for further growth a share of the traffic, captured by them, at least, under the current level of prices and tariffs.

Following the world telecommunication service industry, processes of merging of major Moscow telecommunication operators started in Russia, and all or nearly all major companies take part in these processes, which most probably would result in evolving of even stronger players that are getting ready for active expansion in the service area of CenterTelecom .

All the above listed processes are indicators of the fact that competition is brought to a qualitatively new level. Traditional telecommunication operators lose their monopoly positions and would be forced to learn to survive under "ordinary" market conditions.

The table below contains information about telecommunication operators that operate in five most developed regions of the Central Federal District.

Name	Region	Service	Status	*Market share*	Niche *(specific features of the customer base)*
Comstar	Moscow region and other regions	Telephony, Internet, *hosting*, ISDN, videoconferencing, integration with mobile communication.	Nationwide operator	2%	Business sector, in future – also *orientation at* natural persons.
Combellga	Moscow region	Telephony, Internet, ADSL, ISDN, videoconferencing.	Nationwide operator	< 5%	
Comcor	Moscow and Moscow region	The whole range of services on the basis of Internet.	Local operator	< 20%	Mostly business sector -70%, natural persons – 30%. Prospective segment – major companies.
Demos-Internet	Moscow region and other regions	Internet access, telephony.	National operator	> 20%	Dominating market niche – natural persons (about 90%), business sector about 20%. Prospective segment – major companies with heavy traffic.
Telmos	Moscow, Moscow region (greater Moscow area – 20-30 km)	Internet access, hosting.	Local operator	0.2%	Corporate customers, providers. Does not work with natural persons. Prospective segments – small and medium businesses, industry, cottage estates.
MTU-intel	Moscow and Moscow region (about 25 towns)	Switched and dedicated (ADSL) access, IP-telephony.	Local operator		Natural persons about 12 thousand. In region about 300 thousand. In Moscow. Business sector – about 800 legal entities. Prospective segments – small and medium businesses, industry, town-house settlements
Votech-Mobile	Voronezh, Liski, Ramon	Cellular communication services, telematics, videoconferen	Local operator	About 10%	Natural persons 70%, business sector 30%. Prospective segment – legal

		communication.			
TeleRoss	Voronezh region	Telephony, Internet access, data transfer, telematics.	Local operator	About 1%	Does not work with natural persons, business sector – 100%. Prospective segments – banks, major companies, defense industry.
ICI *Informsvyaz-Chernozemia*	Voronezh region	Internet access and data transfer, telematics, IP-telephony.	Local operator	IP-telephony 0.5%, Internet via a dedicated line 50%, via a switched line 35%	Business sector 60%, natural persons 40%, prospective segments – banks, construction companies.
Comincom	Russia (data on Voronezh region)	Internet access and data transfer, telematics, IP-telephony.	National operator	In the telephony market 5%, dedicated lines 2%, switched lines 7%	Natural persons – about 20%, business sector about 90%, prospective segments – private trade, commercial structures.
Intercon	Voronezh region	Internet access (mostly via a dedicated line) and data transfer, telematics.	Local operator	20% via dedicated line	Natural persons - 1%, business sector - 99%, prospective segments – commercial structures, banks, private trade.
TransTelecom	Voronezh region and other regions	Internet access and data transfer.	Departmental operator		Natural persons 100%, prospective segments – oil and gas companies, metallurgy.
Codotel	Voronezh, Voronezh region	Cellular communication (local in the CDMA standard and long-distance).	Local operator	About 10% in the market of the local cellular communication	Natural persons 70%, business sector 30%, prospective segments – small and medium commercial companies (including industrial ones).

<u>Information on some risk factors related to government policies, including the industry regulations.</u>

1. Detachment of the Licensing Department from the Ministry of Telecommunication with its transfer to a body, which is outside the Ministry of Telecommunication jurisdiction. Which might mean introduction of such changes in the conditions of obtaining licenses for providing telecommunication services that would facilitate competitors' access into the industry.

2. Final taking effect of the RF Government Regulation on 0.3% deduction from income of the companies that provide telecommunication services for maintenance of regional bodies of the system of State supervising bodies of communications and information technology.

Probable strengthening of a role of MAP in view of the forthcoming elections.

XII. INFORMATION ABOUT THE COMPANY BODIES

- General Meeting of Shareholders – the Company's supreme governing body;
- Board of Directors;
- General Director;
- Management Board:
- Audit Commission.

12.1. Board of Directors

I. Number of meetings in 2002:

- 31 meetings

II. Issues reviewed during the meetings:

1. About handling accounts payable and debt instruments restructuring.
2. About completion of activities to improve the Company's management structure.
3. About completion of activities to prepare and carry out the reorganization.
4. About taking measures on investors relations and development of the OTC market.
5. About the progress of fulfilling the decisions previously adopted by meetings of shareholders and the Board of Directors.
6. Approval of securities issuer report.
7. About staff reserve.
8. Approval of an additional assignment for General Director.
9. On the progress in gaining competitive edge of telecommunication services.
10. On accepting the program of public relations activities and corporate information disclosure.
11. Review of the of Company's organizational chart.
12. On the accounts receivable status.
13. On arrangement and conduct of annual general meeting of shareholders including compliance of the Company's Charter and internal documents to with applicable effective legislation.
14. Approval of JSC CenterTelecom budget
15. Approval of the interest rate on the coupon of the first bond issue.
16. About approval of Program on investors relations and development of OTC market for the Company's securities.
17. About progress in meeting the key target indicators of the business-plan.
18. About General Director's bonus.
19. Approval of the marketing strategy of the super-regional company.
20. On the concept of international activities of the super-regional company.
21. Approval of the adjusted business-plan.
22. About the reorganization activities progress.
23. Awarding audit services contract.
24. About introduction of separate accounting.

25. Review of reports according to the international accounting standards.
26. About the results of measures to correct the irregularities mentioned in the analytical part of the auditor's report.
27. About implementation of the Working program to manage the risks arising from reorganization process.

Information about Company's Board of Directors: quantity and members of the current Board of Directors:

##	Full name	Bornh	Positions held within the last 5 years	Shareholding
1.	Valery Nikolayevich Yashin	1941	1996-2000 General Director of JSC *Peterburgskaya Telephonnaya Set* Since 2000 General Director of JSC *Svyazinvest*	no
2.	Alexander Vladimirovich Lopatin	1964	From 1999 – up till now Deputy General Director of JSC *Svyazinvest*	no
3.	Vadim Yevgenievich Belov	1958	1998 – 1999. Managing Director of the Moscow representative office of *SPK Capital Limited* (Cyprus) From 1999 up till now Deputy General Director of JSC *Svyazinvest*	no
4.	Oksana Valerievna Petrova	1973	1997 – 1999 Class 3 Government Service Counselor of the Federal Agency of the Natural Communication Monopolies Regulation (FSEMS Russia) 1999 – 1999. Chief specialist of the RF Ministry on Antimonopoly Policy and Support of Entrepreneurship. From 1999 up till now. Deputy Head of Section on Methodology and Information of JSC *Svyazinvest* Corporate Management Department.	no
5.	Ruben Andronikovich Amaryan	1949	1997 - 2000. Deputy General Director JSC MGTS. From 2000 up till now. General Director of JSC CenterTelecom	190373 pcs.
6.	Oleg Ivanovich Betin	1950	1998 - 1999. Plenipotentiary of RF President in Tambov region From 1999 up till now. Head of Tambov Region Administration	864 pcs.

7.	Alexander Pavlovich Gribov	1972	1990 - 1999. The RF army military service From 1999 up till now. Deputy Head of Administration – Department Head of Federal Property Russian Fund	no
8.	Yuri Andreevich Pavlenko	1947	1991 - 1999. General Director of ZAO *Comstar* 1999 - 2002. 1st Deputy RF Minister on Communication and Information of the RF Ministry of Communication. From 2002 up till now. General Director of JSC Megafon	no
9.	Alexander Vyacheslavovich Ikonnikov	1971	1997 - 1999. Head of Foreign-Trade Operations and Investments Attraction Department into the Fuel and Energy Complex sectors of the RF Fuel and Power Engineering Ministry. 1999 – 2000 Deputy President of SRO NAUFOR (Self-Regulating National Association of Stock Market Participants). 2000 - 2002. Executive Director of Investor Rights Protection Association. From 2002 up till now. – Board Chairman of the Independent Directors Association	no

Changes in the Board of Directors that took place during the reported period:

The Board of Directors membership from June 01, 2001 to June 05, 2002:

##	Full Name	Born	Place of work and positions for the last 5 years	Stake (# of shares)
1.	Ruben Andronikovich Amaryan	1949	1997 - 2000. Deputy General Director of JSC MGTS. From 2000 up till now. General Director of JSC CenterTelecom	190,373

2.	Petr Anatolievich Yefanov	1962	1998 - 1999. First Vice-President, Finance and Economics of EA *EEEK Corporation* 1999 - 2000. Counselor of Industrial Financing Department of RF Finance Ministry 2000 up till 2000. Chairman of the Moscow Regional Property Management Committee From 2000 up till now. Property Management Minister of Moscow Region Government	
3.	Sergey Nikolayevich Koshman	1963	1998 - 1999 Executive Director of ZAO *Torgovye Ryady* 1999 - 1999 Chief Specialist of Entrepreneurship Development and Support Department of RF Antimonopoly Policy Ministry 1999 up till now. First Deputy Minister of Moscow region Government – Head of Moscow Region Government Secretariat	
4.	Kent Nordin	1970	1996 - 2001. Analyst - Deputy Director of Prosperity Capital Management	
5.	Yuri Andreevich Pavlenko	1947	1991 - 1999. General Director of ZAO *Comstar* 1999 - 2002. 1st Deputy RF Minister on Communication and Information of the RF Ministry of Communication. From 2002 up till now. General Director of JSC *Megaphone*	
6.	Vadim Yevgenievich Belov	1958	1998 – 1999. Managing Director of the Moscow office of *SPK Capital Limited* (Cyprus) 1999 up till now Deputy General Director of JSC *Svyazinvest*	
7.	Oksana Valerievna Petrova	1973	1997 – 1999 Class 3 Government Service Counselor of the Federal Agency of the Natural Communication Monopolies Regulation (FSEMS Russia) 1999 – 1999. Chief specialist of the RF Ministry on Antimonopoly Policy and Entrepreneurship Support. From 1999 up till now. Deputy Head of Section on Methodology and Information of JSC *Svyazinvest* Corporate Management Department.	
8.	Valery Nikolayevich Yashin	1941	1996 -2000 General Director of JSC *Peterburgskaya Telephonnaya Set* From 2000 General Director of JSC *Svyazinvest*	
9.	Alexander Vladimirovich Lopatin	1964	From 1999 up till now. Deputy General Director of JSC *Svyazinvest*	

The main criteria to determine the remuneration of a member of the Company's Board of Directors are as follows:

Remuneration of a member of the Board of Directors shall be paid once a year in the amount of 0.4% of the annual profit remained at the Company's disposal, within 60 days after the regular shareholders meeting.

12.2. General Director

Mr. Ruben Andronikovich AMARYAN **was born in May 12, 1949 in Moscow. In 1971 he graduated from the Moscow Electrotechnical Communication Institute with a degree in Automatic Electric Communications. Married, has two children.**

In 1973 began his working career. Since 1981 he was working in communication companies, since 1991 till 2000 he held various senior executive positions in JSC *MGTS*, since June 30, 2000 – CEO of JSC CenterTelecom .

Scientific degrees and titles:

Doctor of Engineering degree -1998
Senior Staff Researcher
of the Defense Industry Academy - 1998
member of the Academy of Natural Sciences - 2000
Full member of the International Telecommunication Academy - 2001
title – Professor of Moscow Academy of
Labor Market and Information Technologies - 2002

Mr. R. Amaryan is an author of scientific papers and studies.

Awards: medal In the Memory of 850.Anniversary of Moscow - 1997
Title Master of Communication -1999
badge of Honorary Radio Operator -2001
title Honored Communication Worker
of the Moscow Region - 2001
departmental medal of the RF Special Construction
Federal Service For Distinguished Service - 2002
honor title of the RF Ministry of Civil Defense,
Emergency Situations and Natural Disasters
Elimination For Services - 2002

The amount of remuneration of Mr. R. Amaryan for 2002 including all remunerations (time rate, allowance for working with state secrets, by-work remuneration, contract fee, Board of Directors member's fee, one-off bonuses for meeting special important targets) is 2.11 % of Company's payroll amount.

12.3. Management Board

Members of the Management Board as of 2002:

1. R.A Amaryan. – Chairman of the Board

Members:

2. A.A.Lokotkov
3. P.N.Martyshechkin

4. M.A.Pegasov
5. E.M.Zhuravleva
6. N.V.Mezhuev
7. A.V.Galaev
8. R.P.Konstantinova
9. A.I. Polnikov

Brief background:

Full Name **RUBEN ANDRONIKOVICH AMARYAN**
Position General Director of JSC Central Telecommunication Company
Date of birth May 12, 1949 **Place of birth** Moscow
Nationality Russian Federation
Education (graduated from, when) *higher*, in 1971 graduated from the Moscow Electrotechnical Communication Institute, in 1993 had a traineeship in Duke University Fuqua School of Business (USA)
Specialty automatic electric communications
in 1998 received a scientific degree of Doctor of Sciences in Techology;
in 1998 promoted to a scientific position of Senior Staff Researcher of the Defense Industry Academy, 1998;
member of the Academy of Natural Sciences – 2000;
full member of the International Telecommunication Academy – 2001;
in 2002 obtained a title of Professor of Moscow Academy of Labor Market and Information Technologies.

Service record: in telecommunication companies since 1981**, in this Company** since June 30, 2000,
in the present position since June 30, 2000,
Ownership of the Company's ordinary shares - 94 000.

Awards: medal In the Memory of 850 Anniversary of Moscow - 1997,
Titles Master of Communication - 1999,
Honored Communication Worker of Moscow Region - 2001; awarded a breastplate Honorary Radio Operator - 2001.

PREVIOUS POSITIONS

30.06.00	17.06.01	General Director of Joint-Stock Company Elektrosvyaz of the Moscow region, Moscow
18.06.01	up till now	General Director of Open Joint-Stock Central Telecommunication Company, Moscow

Full Name **ALEKSEI ALEKSEEVICH LOKOTKOV**

Position First Deputy General Director - Financial Director of JSC CenterTelecom

Date of birth April 25, 1950. **Place of birth** Moscow
Nationality Russian Federation
Education (graduated from, when) higher, in 1977 graduated from extra-mural All-Union Engineering and Construction Institute.

in 2001 received Ph.D. in technology.
Service record: in communication companies since 1975,
in this company since July 2000,
in current position since June 18, 2001.
Ownership of the Company's ordinary shares - 79 000.

PREVIOUS POSITIONS

07.2000	06.2001	First Deputy General Director of Joint-Stock Company Elektrosvyaz of the Moscow region, Moscow
06.2001	up till now	First Deputy General Director of Open Joint-Stock Central Telecommunication Company, Moscow

Full Name MAKSIM ALEKSANDROVICH PEGASOV
Position Deputy General Director - Technical Director of JSC **CenterTelecom**
Date of birth April 02, 1966
Place of birth Moscow
Nationality Russian Federation

EDUCATION (GRADUATED FROM, WHEN) **HIGHER, IN 1984 GRADUATED FROM THE MOSCOW ELECTROTECHNICAL COMMUNICATIONS INSTITUTE.**

Qualification telecommunications engineer
Service record: in communication companies since August 1988,
in this company since 2000.
in the present position since 09.2000.
Ownership of the Company's ordinary shares - 3 000.

PREVIOUS POSITIONS

07.2000	06.2001	Deputy General Director of Joint-Stock Company Elektrosvyaz of the Moscow region, Moscow
06.2001	02.2003	Deputy General Director of Open Joint-Stock Central Telecommunication Company, Moscow
02.2003	up till now	Deputy General Director - technical director of JSC CenterTelecom , Moscow

Full Name NIKOLAI VIKTOROVICH MEZHUEV

Position Deputy General Director – director of Moscow branch of JSC CenterTelecom

Date of birth November 02, 1962
Place of birth Stakhan, Voroshilovgrad region

Nationality Russian Federation

Education (graduated from, when) higher, in 1984 graduated form the Kiev Higher Military Telecommunications Engineering School.

Qualification telecommunications

Service record: in communication companies since 2000,
in this company since 2000,
in the current position since March 03, 2003.
Ownership of the Company's ordinary shares - 1 000.

PREVIOUS POSITIONS

07.2000	06.2001	Deputy General Director of Joint-Stock Company Elektrosvyaz of the Moscow region, Moscow
06.2001	02.2003	Deputy General Director of Joint-Stock Central Telecommunication Company, Moscow
03.2003	up till now	Deputy General Director – Director of Moscow branch of JSC CenterTelecom, Moscow

Full Name **ELLA MIKHAILOVNA ZHURAVLEVA**

Position Deputy General Director - Head of Human Resources Department of JSC CenterTelecom
Date of birth March 03, 1961
Place of birth Moscow
Nationality Russian Federation
Education (graduated from, when) higher, in 1984 graduated from the Moscow Plekhanov's Institute of National Economy.
Qualification finances and credit (economist)
in 2002 received Ph.D. degree in technology.
Service record: **in communication companies** since 1984,
in this company since September 15, 2000,
in the current position since November 01, 2000.
Ownership of the Company's ordinary shares - 7 000.

PREVIOUS POSITIONS

09.2000	10.2000	Personnel relations chief, Joint-Stock Company Elektrosvyaz of the Moscow region, Moscow
11.2000	06.2001	Deputy General Director – Head of HR, Joint-Stock Company Elektrosvyaz of the Moscow region, Moscow
06.2001	up till now	Deputy General Director – Head of HR, Joint-Stock Central Telecommunication Company, Moscow

Full Name **PETR NIKOLAEVICH MARTYSHECHKIN**

Position Director of Radio Communication and Broadcasting JSC CenterTelecom
Date of birth April 15, 1956. **Place of birth** Moscow
Nationality Russian Federation
Education (graduated from, when) higher, in 1978 graduated from the Moscow Electrotechnical Communications Institute.
Qualification multichannel telecommunications
Service record: **in communication companies** 22 years,
in this company since August 22, 1978,
in the current position since September 07, 2000.
Ownership of the Company's ordinary shares - 15 000; 19 000 preferred shares.

PREVIOUS POSITIONS:

09.2000	06.2001	Deputy General Director – Head of Radio Communication and Broadcasting Department of Joint-Stock Company *Elektrosvyaz* Moscow region, Moscow
06.2001	04.2003	Deputy General Director - Head of Radio Communication and Broadcasting Department of Joint-Stock Company *Central Telecommunication Company*, Moscow
04.2003	up till	Director of Radio Communication and Broadcasting Operations

now Department of JSC CenterTelecom , Moscow

Full Name **GALAEV ANDREI VASILIEVICH**
Position Deputy Director of Moscow Branch of JSC CenterTelecom - Technical Director
Date of birth May 23, 1962
Place of birth Murmansk
Nationality Russian Federation
Education (graduated from, when) higher, in 1992 graduated from the Moscow Technical Communication and Information University.
Qualification economics and communication management
Service record: in communication companies - since April 05, 1993,
in this company - since 10.10.2000, **in work status** - since March 03, 2003.
Ownership of the Company's ordinary shares - 500.

PREVIOUS POSITIONS

10.2000	05.2001	First Deputy Head of Telecommunication Technical Operations Department, Deputy General Director – Head of Telecommunication Technical Operations Department of Joint-Stock Company Elektrosvyaz of the Moscow region, Moscow
06.2001	03.2003	Deputy General Director – Head of Telecommunication Technical Maintenance Department of Joint-Stock Central Telecommunication Company, Moscow
03.2003	up till now	Deputy Director – Technical Director of Moscow Branch of JSC CenterTelecom , Moscow

Full Name **RAISA PAVLOVNA KONSTANTINOVA**
Position chief accountant of JSC CenterTelecom
Date of birth January 6, 1954. **Place of birth** Moscow
Education (graduated from, when) higher, in 1977 graduated from the Moscow Steel and Alloy Institute.
Qualification metal engineer
Service record: in communication companies 20 years,
in this company since September 15, 2000.
in the present position since September 15, 2000.
Awards: in 1997 awarded with an anniversary medal In the Memory of 850th Anniversary of Moscow
Ownership of the Company's ordinary shares - none

PREVIOUS POSITIONS

09.2000	06.2001	Chief Accountant of Joint-Stock Company Elektrosvyaz of the Moscow region, Moscow
06.2001	up till now	Chief Accountant of JSC CenterTelecom, Moscow

Full Name **ALEXANDR ILICH POLNIKOV**
Position – Executive Director – Director of Investment Management Department, JSC *Svyazinvest*
Date of birth September 11, 1943.
Place of birth Semenovka village, Bogatov district, Kuibyshev region
Education (graduated from, when) higher, the Kuibyshev Electrotechnical Communications Institute, the Academy of National Economy

Qualification radio communications and broadcasting engineer
Scientific title - Academician
Service record: in communication companies 40 years,
in the current position 5 years
Awards: Honored Constructor of the Russian Federation
Ownership of the Company's ordinary shares - none

PREVIOUS POSITIONS

1998	up till now	Executive Director – Director of Capital Investments Management Department of JSC *Svyazinvest*

Total remuneration of the Board of Directors, General Director and members of the Board of Directors is RUR 6,942,421.

12.4. Audit Commission

Prior to the general meeting of shareholders on June 05, 2002 the Audit Commission was composed of the persons elected at the meeting of shareholders held on June 01, 2001.

Chairman of the Audit Commission:

1. D.A. Milovantsev– Head of Internal Audit and Economic Analysis Department, JSC *Svyazinvest*

The Commission Members:

2. K.V. Belyaev– Chief Accountant, JSC *Svyazinvest*
3. Plyusnin A.B. – Head of Corporate Reorganization Department of JSC CenterTelecom

Within the reported period current members of the Audit Commission starting from Match 11, 2002 until March 22, 2002 carried out an audit of JSC CenterTelecom annual accounting.

According to the report by the Audit Commission the accounting reports were prepared in order to reflect the Company's assets and liabilities as of January 01, 2002 and financial results of its operations during 2001 based on the RF Ministry of Finance standard requirements.

3 persons were elected members of the Audit Commission at the shareholders meeting of JSC CenterTelecom held on June 05, 2002:

Chairman: I.V. Prokofieva–Deputy Director – Head of Internal Audit and Economic Analysis Department, JSC *Svyazinvest*

Members of the Commission: A.B. Plusnin–Head of Corporate Reorganization Department, JSC CenterTelecom

K.V. Frolov–Chief Expert, Internal Audit and Economic Analysis Department, JSC *Svyazinvest*

The Audit Commission held two field audits during the reported period. The Companies being included into JSC CenterTelecom as regional branches were checked by those Companies' Audit Commissions during the reported period. The audit results were brought up to be approved by the Company Board of Directors.

Based on the Regulations on the Audit Commission of Joint-Stock Central Telecommunication Company the Audit Commission of JSC CenterTelecom, including:

- I. Prokofieva
- K. Belyaev
- K. Frolov
- A. Plyusnin
- K. Kravchenko

conducted a check of the annual accounting reports (financial statements) for 2002.

The check was carried out from April 1, 2003 through April 4, 2003 along the following lines:

- test of data contained in the annual report and accounting reports for 2002;
- accounting and bookkeeping, and provision of financial reporting data in 2002.

In the reporting period checks of entities joined to JSC CenterTelecom as wholly owned regional subsidiaries were conducted by respective audit commissions. Results of the checks were submitted for review by Boards of Directors of respective companies.

General reference information

Full name of the company: Joint-Stock Central Telecommunication Company.
Legal address: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia.
Head office location: 6 Degtiarny Pereulok, Building 2, GSP 3, Moscow, 125993, Russia.
Date of the company's state registration: July 23, 1997. Basic state registration number: 1025006174710 (with additions of November 30, 2002).
Persons responsible for the financial and business activity of the Company in the reporting period are:
R. Amaryan, General Director
R. Konstantiniva, Chief Accountant.
The general meeting of shareholders is the supreme governing body of the Company; in between the meetings the Board of Directors chaired by the Chairman is the supreme governing body. The Management Board headed by the General Director is the Company's executive body.

The check established the following:

The Company in its financial and business activity is guided by provisions of the Civil Code, Tax Code, and other applicable legislation of the Russian Federation.
Accounting reports (financial statements) are prepared based on the requirements of the Federal law of November 21, 1996 #129-FZ On bookkeeping and accounting reports (as subsequently amended and altered), regulations on bookkeeping and accounting reports, approved by Order #34n of July 29, 1998, Order #43n of July 6, 1999 On approval of regulations on accounting – "Accounting of organizations" (PBU 4/99), Order #60n of June 28, 2000 On guidelines for organizations to calculate accounting data (as amended and supplemented), all issued by the Ministry of Finance (MoF) of the Russian Federation.

The check included verification on a selective test basis of figures and numbers, and explanations contained in the accounting reports.
In the opinion of the Audit Commission the accounting data do not make it possible to obtain reliable information with respect to reflection of operations related to sales of services by Lyuberetski local branch of the Company. Neither is it possible to confirm the moment when accounts receivable with respect to settlements with subscribers started to build-up; due to this and other violations of accounting for billing, it appeared impossible to confirm allocations to cover doubtful debt provisions and their total amount.
Apart from some reservations, the Company's Audit Commission found no material breaches of rules and regulations governing bookkeeping and accounting that might significantly affect credibility of the accounting reports.
The accounting reports of JSC Central Telecommunication Company present comprehensive and objective information on the financial and business processes and results of the Company's activities required for day-to-day running and management of the Company, and for using this information by investors, suppliers, purchasers, creditors, tax and financial authorities, banks and other interested parties.

Conclusion

In the opinion of the Audit Commission members, apart from some reservations, the accounting reports are prepared in such a manner as to ensure reflection of assets and liabilities of the Company as at December 31, 2002 and results of its financial activities in 2002 based on provisions of statutory acts issued by the Ministry of Finance of the Russian Federation (Orders #34n of July 29, 1998, #43n of July 6, 1999, #60n of June 28, 2000 as amended and altered.

XIII. CORPORATE CONDUCT

INFORMATION ON OBSERVANCE OF THE CODE OF CORPORATE BEHAVIOUR BY THE COMPANY:

Taking into account the established practice of business relations and intending to improve the Company appeal for existing and potential investors and business partners, the JSC CenterTelecom follows the basic principles and procedures of corporate management in its activity in compliance with provisions of the Corporate Code of Conduct, recommended by the Federal Commission for the Securities Market of RF.

14.1. To ensure exercising by shareholders of their rights related to their participation in the Company.

The Company's Charter sets forth a possibility for its shareholders to exersise their rights in compliance with the RF legislation:

- shareholders that own on aggregate not less than 2% of voting shares have the right to introduce their proposals into the agenda of the general shareholder meeting, to propose candidates for governing and management bodies of the Company;
- shareholders take part in management of the Company, by approving decisions on the most important issues of activity at general meetings of shareholders or taking part in absentee voting on all agenda issues;
- shareholders participate in the Company's profit, receiving dividends, in terms, specified in the Company's Charter for dividend payment;
- shareholders are provided with a reliable registration of the rights of ownership on shares of the Company in the system of register keeping by an independent Registrar – ZAO *Registrator-Svyaz*;
- shareholders have a possibility to receive from the Registrar a documentary confirmation of their rights on shares of the Company by means of an extract from the shareholders' register on their own demand;
- shareholders have a possibility to alienate their own shares freely and immediately without consent of other shareholders and the Company;
- shareholders receive complete and authentic information about activity and financial position of the Company, including a negative one, and receive information about the structure of the capital and the major shareholders of the Company in proper time.

During the period of preparation for annual and extraordinary general meetings, shareholders receive information on all issues that are in the agenda, which allows them making weighed decisions on the most important issues and objectively assess results of the Company's activity.

14.2. Ensuring equal treatment of shareholders that own equal numbers of shares of the same type.

The Company adheres in its activity to principles of equal treatment of shareholders, excluding preferential satisfaction of interests of some groups of shareholders against others, taking into account rights and interests of minority shareholders, properly carrying out its commitments to shareholders and preventing appearance of conflict situations.

14.3. Carrying out strategic management of the Company's activity and control over activity of executive bodies by the Board of Directors.

Authorities and powers of the Board of Directors – a collective body of the Company management – are specified in the Company's Charter and Provisions on the Board of Directors, approved by a general shareholder meeting.

Board of Directors determines priority directions of the Company activity, approves annual budget of the Company, medium-term and long-term prospects budgets,

determines a strategy and programs of the Company development, initiates calling of annual and extraordinary shareholder meetings, takes into account possible risks in the Company activity and carries out control over operation of executive bodies.
Board of Directors ensures the most efficient management of the Company activity in the interests of all shareholders and ensures observance of rights of shareholders.
An independent director forms a part of the Board of Directors with the purpose of working out objective decisions and assessment of activity of executive bodies of the Company, and also with the purpose of growth of trust to the Company from the investors' side.

14.4. Management of the current activity by executive bodies of the Company and their accountability to the Board of Directors.

The Management Board is a joint executive body of the Company, which organizes execution of decisions of the Board of Directors and general shareholder meeting.
Authorities and membership of the Management Board are specified in the Company's Charter and Regulations on the Management Board, approved by a general shareholder meeting.
Management Board ensures management of the current activity of the Company, development of technical, financial and economic, tariff, staff and social policies, main directions of activity of the Company, development of draft budgets, strategies and programs, and organizes control over financial and economic activity.
General Director is a sole person executive body that carries out management of the current activity of the Company, makes decisions on issues that are not within the competence of other management bodies of the Company and performs functions of the Chairman of the Management Board of the Company.
Functions of executive bodies of the Company serve to the interests of both Company and shareholders, ensuring regular operation of the Company.

14.5. Disclosure of information about the Company.

Information policy of the Company allows timely submission of authentic and complete information, which is subject to disclosure according to the RF legislation, to shareholders and investors. The Company publishes quarterly reports, information about significant facts that affect its financial and economic activity, information about conduct of general shareholder meetings, and results of decision, made by general shareholder meetings, in the Annex to Federal Commission for the Securities Market Herald on a regular and timely basis. Complete annual book-keeping accounts, Annual Report of the Company and lists of affiliated persons are published in a printed periodical, specified in the Company's Charter (*Daily News of the Moscow Region* and *Trud* newspapers), in compliance with terms, specified by the legislation. The Company sends press releases about the most important corporate events to information agencies and ensures a possibility of free access to information shareholders and investors are interested in, in the event this information is not confidential. Announcements, intended for shareholders, were published during the reporting year in printed periodicals (*Daily News of the Moscow Region*, *Trud* and *Rossiyskaya Gazeta* newspapers), which are available for the majority of shareholders, and were published on the Company's website.
In order to provide a maximum number of shareholders with materials on extraordinary and annual meetings, such information was published on the Company's website and distributed among shareholders at the office of the executive body and offices of regional branches – the places of predominant residence of shareholders.
For shareholders – ADR owners – the abovementioned information is provided in English.

14.6. Ensuring control over the financial and economic activity of the Company.

Control over financial and economic activity of the Company is carried out by the Audit Commission – a special structural unit of the Company – in compliance with the Charter and Provision on the Audit Commission, and also with involvement of an independent professional auditor.
The structure, membership and authorities of the Audit Commission are determined by the Company's Charter and Regulations on the Audit Commission.
The main functions of the Audit Commission are control over performance of the financial and economic plan, and conduct of annual and extraordinary inspections.

R.A. Amaryan
General Director

R.P. Konstantinova
Chief Accountant

№2-5198

BALANCE SHEET

According to the Russian Accounting Standards

as of December 31,2002

		CODES
	Form 1 by OKUD	0710001
	Date (year, month, day)	31.03.2003
Region	Central and Central-Black Soil	
Organization	Joint-Stock Central Telecommunication Company — By OKPO	01140111
Taxpayer Identification Number	5000000970 — INN	5000000970
Type of activity	service — By OKDP	6400
Legal status/form of ownership	Open (public) joint-stock company — By OKOPF/OKFS	48/30
Unit:	Russian rubles (RUR) in thousands (RUR'000). — By OKEI	384

Address: 101999, K-50, GSP-9, Moscow, Degtyarny per., b. 6, str. 2

Approval date	
Date of dispatch (acceptance)	

ASSETS	Line code	As at the reporting period start *	As at the reporting period start with an allowance for indices of merged companies**	As at the reporting period end with an allowance for indices of merged companies***
1	2	3	4	5
I. NON-CURRENT ASSETS				
Intangible assets	**110**	742	1867	297
Including:				
patents,licenses, trademarks (brand names), others similar rights and assets	111	742	1867	297
Organizational expenses	112		X	X
Business standing of the Company (goodwill)	113		X	X
Fixed assets	**120**	2909831	14583976	17549071
Including:				
land and natural resources utilization facilities	121		1285	1973
Property, plant and equipment	122	2640155	11339048	13146809
Incomplete construction facilities	130	608322	1274395	1878032
Income yielding property investment	**135**	1471	2472	2071
including:				
property for leasing	136			
property to be provided under hire contracts	137	1471	2472	2071
Long-term financial investment	**140**	3393	36089	123959
including:				
investment in daughter companies	141		3799	91162
Investment in subsidiary/affiliate companies	142		12043	12005
Investment in other organizations	143	3369	9202	8162
Loans granted to organizations for a term of over 12 months	144		1086	2533
Other long-term financial investments	145	24	9959	10097
Other non-current assets	150			
TOTAL on Section I	**190**	**3523759**	**15898799**	**19553430**

For reorganized Companies:

* Column 3: Indices of the core company as of 01.01.2002

** Column 4: Indices of the core company and merged companies as of 01.01.2002, received by per line summation

*** Column 5: Indices MRK (core company and merged companies) as of 31.12.2002

ASSETS	Line code	As at the reporting period start **	As at the reporting period start with an allowance for indices of merged companies**	As at the reporting period end with an allowance for the indices of merged companies ***
1	2	3	4	5
II.CURRENT ASSETS				
Inventories	**210**	137217	576615	647352
including:				
raw materials, auxiliary and other suchlike assets	211	117272	418785	485581
Cattle/livestock kept for feeding	212		7	7
Expenses on unfinished products (in circulation overheads)	213		1802	252
Finished products and goods for resale	214	1744	44994	38416
Shipped products	215		263	200
Prepaid expenses	216	18201	110764	122896
Other inventory and expenses	217			
VAT on acquired valuable items	220	130677	296231	789585
Accounts receivable (with payment expected not later than 12 months after the date of reporting)	**230**	109	24838	16739
Including:				
customers and buyers	231			
Notes receivable	232			
Debt of subsidiaries and affiliates	233			
Advance payments made	234		21679	10836
Other receivables	235	109	3159	5903
Accounts receivable (with payment expected within 12 months after the date of reporting)	**240**	612548	1959126	2025227
Including:				
customers and buyers	241	317860	1288080	1260034
Notes receivable	242		3607	386
Debt of subsidiaries and affiliates	243		3442	6199
Overdue unpaid contributions of shareholders (founders) into the Charter (legal) capital	244	X	X	X
Advance payments made	245	203115	369422	440983
Other receivables	246	91573	294575	317625
Short-term financial investment	**250**		6545	2294
including:				
loans granted to organizations for a term of less than 12 months	251		2261	2257
Own shares, bought out from shareholders	252		2211	
Other short-term financial investment	253		2073	37
Cash and cash equivalents	**260**	239505	425796	303875
including:				
cash funds	261	4230	11082	11378
accounts current	262	221043	363070	239639
currency accounts	263	4571	4785	13410
other cash	264	9661	46859	39448
Other current assets	270			
TOTAL on Section II	**290**	**1120056**	**3289151**	**3785072**
GRAND TOTAL (sum of lines 190 and 290)	**300**	**4643815**	**19187950**	**23338502**

*

For reorganized Companies:

* Column 3: Indices of the core company as of 01.01.2002

** Column 4: Indices of the core company and merged companies as of 01.01.2002, received by per line summation

*** Column 5: Indices of MRK (core company and merged companies) as of 31.12.2002

LIABILITIES	Line code	As at reporting period start*	As at the reporting period start with an allowance for indices of merged companies**	As at the reporting period end with an allowance for indices of the merged companies ***
1	2	3	4	5
III. CAPITAL AND RESERVES				
Charter (legal) capital	410	185589	631200	631200
Additional capital	420	1761308	6437182	6405534
Reserves	**430**	27838	27838	27838
including: reserves allocated pursuant to effective legislation	431	27838	27838	27838
Reserves formed according to founding documents	432			
Social fund	440			
Retained profit of previous years	460	556032	6104151	5901703
Not-covered loss of previous years	465			
Retained profit of the reporting period	470	X	X	1084300
Not-covered loss of the reporting year	475	X	X	
TOTAL on Section III	**490**	**2530767**	**13200371**	**14050575**
Debt of merged companies to the core company	**497**	X	X	12221587
Debt of the core company to merged companies	**498**	X	X	(12221587)
IV. LONG-TERM LIABILITIES				
Loans and credits	**510**	*600000*	*1481838*	*1982401*
including: bank credits to be repaid in over than 12 months from the reporting date	511		381017	985046
Loans to be repaid in over than 12 months from the reporting date	512	600000	1100821	997355
Other long-term liabilities	520	33095	829600	1270415
Total in section IV	**590**	**633095**	**2311438**	**3252816**
V. CURRENT LIABILITIES Loans and credits	**610**	*489589*	*1088544*	*2381061*
including: bank credits with maturity within 12 months after the reporting date	611	489589	1049886	1611849
Loans to be repaid within 12 months after the reporting date	612		38658	769212
Accounts payable,	**620**	729417	2135182	3231745
including: suppliers and contractors	621	630718	1112420	1490143
notes payable	622			37025
debt to subsidiaries and affiliates	623			
debt to employees	624	91	126994	135469
debt to state off-budget funds	625	170	70210	73685
debt to budget	626	12173	282356	442887
Advance payments received	627	79726	265228	456245
Other payables	628	6539	277974	596291
Overdue income payments to shareholders (founders)	630	4241	22487	31075
Income of future periods	640	256706	429928	391230
Provisions for future expenses	650			X
Other short-term liabilities	660	X	X	X
TOTAL on Section V	**690**	**1479953**	**3676141**	**6035111**
GRAND TOTAL sum of lines 490,590 and 690)	**700**	**4643815**	**19187950**	**23338502**

*

For reorganized Companies:

* Column 3: *Indices of the core company as of 01.01.2002*

** Column 4: Indices of the core company and merged companies as of 01.01.2002, received by per line summation

*** Column 5: Indices MRK (core company and merged companies) as of 31.12.2002

SUMMARY: VALUABLE ITEMS RECORDED IN OFF-BALANCE SHEET ACCOUNTS

Description	Line code	As at the reporting period start*	As at the reporting period start with an allowance for the indices of merged companies**	As at the end of the reporting period with an allowance for the indices of merged companies ***
1	2	3	4	5
Leased fixed assets	910	216093	527080	718418
including leasing	911	24547	273910	447718
Goods and other tangibles accepted for safe custody	920	458	8241	26174
Goods accepted on commission	930	69	151	84
Debt of insolvent debtors written off as a loss	940	23151	138488	241361
Security/collateral of liabilities and payments, received	950	628807	732263	1296452
Security/collateral of liabilities and payments, granted	960	534179	2848440	3938941
Depreciation of housing facilities	970	506	27812	22104
Depreciation of external building/land improvement and other similar objects	980	276	276	780
Forms of reporting under strict control and accountability	990	25416	43079	38164

For reorganized companies:

* Column 3: Indices of the core company as of 01.01.2002

** Column 4: Indices of the core company and merged companies as of 01.01.2002, received by per line summation

***Column 5: Indices MRK (core company and merged companies) as of 31.12.2002

Director ____________ R. A. Amaryan
(signature) (full name)

"17" March, 2003

Chief Accountant ____________ R. P. Konstantinova
(signature) (full name)

(qualification certificate of a certified accountant dated "28" February, 2001 No 79494)

PROFIT AND LOSS STATEMENT

According to the Russian accounting standards
for 2002

		CODES
	Form 2 by OKUD	0710002
	Date (year, month, day)	31.03.2003
Region: Central and Central-Black Soil		
Organization: Joint-Stock Central Telecommunication Company	By OKPO	01140111
Taxpayer Identification Number 5000000970	INN	5000000970
Type of activity: Provision of telecommunications services	by OKDP	6400
Legal status/form of ownership: Public joint-stock company	By OKOPF/OKFS	47/42
Unit: Russian rubles (RUR) in thousands (RUR'000).	By OKEI	384
	Approval date	
	Date of dispatch (acceptance)	

Description	Line code	Over the reporting period*	Over the reporting period with an allowance for merged companies**	Over the same period of the previous year with an allowance for associated companies***
1	2	3	4	5
I. Ordinary activity revenues and expenses				
Net revenues from sale of goods, products, works, services (less VAT, excise duties and other mandatory payments)	010	5366325	16389267	12799301
incl.: sales of telecommunications services	011	5281680	16016251	12505715
Costs of sales of goods, products, works, services	020	(4270668)	(12131919)	(9994779)
including costs of telecommunications services	021	(4224148)	(11887067)	(9578046)
Gross profit	**029**	**1095657**	**4257348**	**2804522**
Selling expenses	030			
General and administrative expenses	040			
Profit(loss) from sales (lines 010 less lines 020,030 and 040)	**050**	**1095657**	**4257348**	**2804522**
II. Operating income and expenses Interest receivable	060	388	2416	2454
Interest payable	070	(335654)	(556538)	(312579)
Income from participation in other organizations	080	55	562	363
Other operating income	090	376725	662787	90711
Other operating expenses	100	(763789)	(1679718)	(360953)
III. Non-operating income and expenses				
Non-sales income	120	61192	252970	263284
Non-sales expenses	130	(376827)	(1298320)	(741411)
Profit(loss) before tax (sum of lines 050,060,070,080,090 and120 less lines 100 and 130)	**140**	**57747**	**1641507**	**1746391**
Profit tax and other similar mandatory payments*****	150	(64649)	(557240)	(663044)
Operating profit (loss)	**160**	**(6902)**	**1084267**	**1083347**
IV. Extraordinary income and expenses Extraordinary income	170	88	88	80
Extraordinary expenses	180		(55)	(236)
Net profit (undistributed profit (loss) of the reporting period) (lines 160 and 170 less line 180)	**190**	**(6814)**	**1084300**	**1083191**

For reorganized Companies:

* Column 3: Indices of core company for the period from 01.01.2002 till 31.12.2002 and associated organizations for the period from the reorganization date till 31.12.2002, received by per line summation

** Column 4: Indices of core company and merged companies for the period from 01.01.2002 till 31.12.2002, received by per line summation of indices of column 3 and corresponding indices of merged companies for the period from 01.01.2002 till reorganization date

*** Column 5: Indices of core company and merged companies for the period from 01.01.2001 till 31.12.2001, received by per line summation

**** Net profit, corresponding to index from line 470 column 5 form № 1 "Balance sheet"

***** Line 150 "Profit tax and other similar mandatory payments" by merged companies (regional subsidiaries) is not filled in

Description	Line code	Over the reporting period	Over the same period of the previous year
1	2	3	4
For reference:			
Dividend per share: on A type preference	**201**	0,07700000	0,14189000
ordinary shares	**202**	0,02600000	0,03305000
		3	
Projected dividend in the next reporting year, per share:*			
A type preference shares	**203**	0,20614000	
ordinary shares	**204**	0,06871000	
		3	4
Dividend per share: preference Class B	**205**	0,03800000	0,07094000
		3	
Projected dividend in the next reporting yea, per share: preference Class B	**206**		

*To be filled in by MRK indices

Explanation of some profit and loss items

Description	Line code	Over the reporting period				Over the same period of the previous year	
		Profit		Loss		Profit**	Loss***
		*	**	*	**		
1	2	3	4	5	6	7	8
Fines, late payment charges, and claims amounts either accepted or for recovery of which a court (arbitration court) ruling was handed down	210	7674	20527	(484)	(19934)	19674	(7909)
Profit (loss)of the previous years	220	9740	34948	(34581)	(67795)	46798	(30371)
Indemnity of losses, incurred due to non-performance or inappropriate performance of duties	230	4136	17007	(116)	(1840)	4493	(338)
Foreign currency translation adjustments	240	6958	37712	(86514)	(308986)	120982	(155963)
Decrease of inventory cost value as of the end of the reporting period	250	X	X	X	X	X	X
Writen-off accounts receivable and payable for recovery of which law suits can not be filed due to expiry of limitation	260	2540	29005	(4505)	(45194)	6464	(51901)

For reorganized Companies:

* Columns 3, 5 : Indices of core company for the period from 01.01.2002 till 31.12.2002 and merged companies for the period from the reorganization date till 31.12.2002, received by per line summation

** Column 4, 6: Indices of core company and merged companies for the period from 01.01.2002 till 31.12.2002, received by per line summation

*** Columns 7, 8: Indices of core company and merged companies for the period from 01.01.2001 till 31.12.2001, received by per line summation

Director ____________ R. A. Amaryan
(signature) (full name)

Chief Accountant ____________ R. P. Konstantinova
(signature) (full name)

"17" March, 2003

STATEMENT OF CHANGES IN EQUITY

for 2002

			КОДЫ
		Form 3 by OKUD	0710003
		Date (year, month, day)	31.03.2003
Region	Central and Central-Black Soil		
Organization	Joint-Stock Central Telecommunication Company	By OKPO	01140111
Taxpayer Identification Number	5000000970	INN	5000000970
Type of activity	Provision of telecommunications services	By OKDP	6400
Legal status/form of ownership	Public joint-stock company	By OKOPF/OKFS	47/42
Unit:	Russian rubles (RUR) in thousands (RUR'000)	By OKEI	384

	Line code	Balance as at the year start of core company	Received		Spent		Balance at the year end with an allowance for indices of merged companies **
			over the reporting year*	*on reorganization*	Over the reporting year*	*on reorganization*	
1	2	3	4	5	6	7	8
I. EQUITY							
Charter (legal) capital	010	185589		445611		X	631200
Additional capital	020	1761308		4647332	(3106)	X	6 405 534
Growth of property value due to revaluation	021	1185432		4647332	(3106)	X	5 829 658
Reserves	030	27838		X		X	27 838
Reserves built up in accordance with constituent documents	040			X		X	
Undistributed profit of previous years - total	050	556032	3106	10014450	(24553)	(4647332)	5 901 703
including: financing source to finance capital expenditures for production purposes	051	529348	X	765130	X	X	1 294 478
	052			X		X	
Undistributed profi (not-covered loss) of the reporting - total	055	X	(6814)	1091114	X	X	1 084 300
Social fund	060					X	
TOTAL on Section I	**079**	**2530767**	**-3708**	**16198507**	**(27659)**	**(4647332)**	**14050575**

Description	Line code	Balance at the reporting year start of core company	Received		Spent	Balance at the reporting period end with an allowance for indices of merged companies **
			Over the reporting year*	On reorganization	Over the reporting year*	
1	2	3	4	5	6	7
II. Provisions for deferred expenses - total	**080**		X			X
including: on leaves	081		X			X
on fixed assets repair	082		X			X
on insurance	083		X			X
on bonus based on yearly results	084		X			X
other (to be detailed)	085		X			X
TOTAL on Section II	**089**		X			X
III. Estimated reserves -total	**090**		**278659**	319622	(41606)	**556675**
including: provisions for doubtful debts	091		278659	319622	(41606)	556675
for securities	092					
TOTAL on Section III	**099**		**278659**	319622	(41606)	**556675**

For reorganized Companies

* Indices of core company for the period from 01.01.2002 till 31.12.2002 and merged companies from the reorganization date till 31.12.2002 (without turnover on reorganization)

** *Indices of core company and merged companies as of 31.12.2002*

IV. CHANGE OF CAPITAL

Description	Line code	Over the reporting	Over the same period of the previous year
1	2	3	4
Capital at the reporting period start*	**100**	**2530767**	**11514591**
Increase of capital - total**	**110**	**11544361**	**1807680**
including: through an additional share issue	111	x	x
due to assets revaluation	112	x	x
due property increase	113	x	x
due to legal entity reorganization (merger, acquisition)	114	11551175	x
due to income which according to accounting standards and rules is posted directly to capital increase	115	x	x
Other receipts	116	*(6814)*	1807680
Decrease of capital - total***	**120**	**(24553)**	**(121900)**
including: through reducing share par value	121	x	x
by reducing the number of shares (own shares, bought out from shareholders)	122		x
due to legal entity reorganization (division,appropriation)	123	x	x
due to expenses which according to accounting standards and rules are posted directly to capital decrease	124	x	x
Other expenses	125	**(24553)**	**(121900)**
Capital as of the reporting period end****	**130**	**14050575**	**13200371**

For reorganized Companies: **Section IV**

Column 3 : * Indices of core company as of 01.01.2002

** Indices of core company for the period from 01.01.2002 till 31.12.2002, merged companies as of the reorganization date and for the period from the reorganization date till 31.12.2002

*** *Indices of core company for the period from 01.01.2002 till 31.12.2002, associated* organizations from the reorganization date till 31.12.2002

**** MRK indices

Column 4: Indices of core company and merged companies for the period from 01.01.2001 till 31.12.20001, received by per line summation

Description	Line code	Balance as of the reporting year start of core company	Received		Spent	Balance as of the reporting period end with an allowance for indices of merged companies **
			Over the reporting year *	On reorganization	Over the reporting year *	
1	2	3	4	5	6	7
Target financing and receipts - total	**140**	14992	85269	33477	(89879)	43859
including: from the budget	141	1434	33784	2634	(34132)	3720
off-budget funds	142					
legal entities	143	13282	12559	30843	(17064)	39620
individuals	144	277	38926		(38683)	520
other (to be detailed)	145					

For reorganized Companies:

* Indices of core company for the period from 01.01.2002 till 31.12.2002 and merged companies from the reorganization date till 31.12.2002

** Indices of core company and merged companies as of 31.12.2002

FOR REFERENCE

Description	Line code	Balance at the reporting year start*	Balance at the reporting year end**
1	2	3	4
Net assets	150	13613096	14397946

For reorganized Companies:

* Column 3 : Indices of core company and merged companies as of 01.01.2002, received by per line summation

** Column 4 : Indices MRK (core company and merged companies) as of 31.12.2002

		From budget		From off-budget funds	
		Over the reporting period*	Over the same period of the previous year**	Over the reporting period*	Over the same period of the previous year**
1	2	3	4	5	6
Received for: expenses on ordinary activity - total*	**160**	**22998**	**105435**		
Capital investments in non-current assets	**170**	**104**	**5744**		
including: for facility construction	171	104	5057		
acquisition of equipment	172		687		
other (to be detailed)	173				
For purposes, related to extraordinary circumstances	**180**				

For reorganized Companies:

* Indices of core company for the period from 01.01.2002 till 31.12.2002 and merged companies from the reorganization date till 31.12.2002

** Indices of core company and merged companies for the period from 01.01.2001 till 31.12.2001, received by per line summation

Director ____________ R. A. Amaryan
(signature) (full name)

Chief Accountant ____________ R. P. Konstantinova
(signature) (full name)

"17" March, 2003

STATEMENT OF CASH FLOW

According to Russian Accounting Standards

for 2002

			CODES
		Form 4 by OKUD	**0710004**
		Date (year, month, day)	31.03.2003
Region	**Central and Central-Black Soil**		
Organization	**Joint-Stock Central Telecommunication**	By OKPO	01140111
Taxpayer Identification Number	**5000000970**	INN	5000000970
Type of activity	**Provision of telecommunication services**	By OKDP	6400
Legal status/form of ownership	**Public joint-stock company**	By OKOPF/OKFS	47/42
Unit:	**Russian rubles (RUR) in thousands (RUR'000)**	By OKEI	**384**

Description	Line code	Amount	of which		
			for current operations	for investment	for financing activity
1	2	3	4	5	6
1.Cash balance at the year start (core company)	010	237 923	X	X	X
2. Received cash funds - total	**020**	**9 462 598**	**8 640 157**	**687 025**	**0**
including: revenues from sales of goods, products, works, and services	030	5 526 087	5 526 087	X	X
revenues from sales of fixed assets and other property	040	4 708	3 503	1 205	
advance payments received from buyers (customers)*	050	456 245	456 245	X	X
disbursement sfrom budget and other specific target financing	060	85 269	33 784	51 485	
free of charge	070				
credits received	080	1 515 568	881 859	633 709	
loans received	085	600 511	600 000	511	
dividend, interest on financial investments	090	115	X	115	
other receipts	110	1 274 095	1 138 679		
including: balance of accounts of merged companies as of the reorganization date	**111**	**135 416**	**X**	**X**	**X**
3.Allocated cash funds - total	**120**	**9 406 713**	**5 658 351**	**1 913 192**	**0**
including: payment for acquired goods, works, services	130	2 154 940	2 154 940		
Payroll expenses***	140	1 390 953	X	X	X
Allocations to state off-budget funds	150	444 217	X	X	X
on payment of imprests	160	46 352	46 346	6	

payment of advances**	170	450 979	404 370	46 609	
payment for participation by contribution in construction	180	840	X	840	X
payment for machinery and equipment, and autovehicles	190	1 478 945		1 478 945	X
financial investment	200	96 854	X	96 854	
dividends, interest payment	210	60 690	X	60 690	
settlements with budget	220	993 684	993 684	X	
interest payments on received credits and loans	230	1 112 637	883 389	229 248	
other payments, remittances, etc.	250	1 175 622	1 175 622		
4.Cash balance as of the reporting year end (MRK)	**260**	**293 808**	**X**	**X**	**X**

FOR REFERENCE: From line 020 received in hard cash payment - total	**270**	**3 213 504**
including settlements: with legal entities	280	317 861
individuals	**290**	**2 895 643**
of which using: cash registers	291	2 822 801
forms of strict accountability	292	70 614
other	293	2 228
Hard cash: received from the bank into Company's cash	295	11 158 000
taken to the bank from the Company's cashier	296	2 532 578

293808

Lines 20, 120: Indices of the core company for the period from 01.01.2002 till 31.12.2002 and merged companies for the period from the reorganization date till 31.12.2002, received by per line summation

* balance of third order sub-accounts 02 "Advances" of account 62 is shown

** balance of sub-accounts "Advance payments in rubles", "Advance payments in currency " of account 60 is shown

*** amount payable to employees, including amounts of enlisted alimonies and other deductions by writs of execution, and issued deposits are shown

Director ____________________ R. A. Amaryan

(signature) (full name)

"17" March, 2003

Chief Accountant ____________________ R. P. Konstantinova

(signature) (full name)

" 17" March, 2003

SUPPLEMENTS TO THE BALANCE SHEET

According to Russian Accounting Standards

			CODES
		Form 5 by OKUD	0710005
for	2002	Date (year, month, day)	31.03.2003
Region	Central and Central-Black Soil		
Organization	Joint-Stock Central Telecommunication company	By OKPO	01140111
Taxpayer Identification Number	5000000970	INN	5000000970
Business activity	Provision of telecommunications services	By OKDP	6400
Legal status/form of ownership	Public joint-stock company	By OKOPF/OKFS	47/42
Unit:	Russian rubles (RUR) in thousands (RUR'000)	By OKEI	384

1. FLOW OF BORROWED FUNDS

Description	Line code	Balance as of the reporting year start with an allowance for *indices of merged* companies*	Received **	Repaid**	Balance as of the reporting year end with an allowance for indices of *merged* companies*
1	2	3	4	5	6
Long-term bank credits	110	381017	1160759	(556730)	985046
including: not repaid in due time	111	X	X	X	X
Other long-term loans	120	1100821	788907	(892373)	997355
including: with overdue repayment	121	X	X	X	X
Short-term bank credits	130	1049886	2727064	(2165101)	1611849
including: not repaid in due time	131	18359	9177	(27536)	
Short-term loans	140	38658	944414	(213860)	769212
including: not repaid in due time	141	3401	33018		36419

2. ACCOUNTS PAYABLE AND ACCOUNTS RECEIVABLE

Description	Line code	Balance as of the reporting year start with an allowance for indices of merged companies*	Liabilities incurred **	Liabilities repaid**	Balance as of the reporting year end with an allowance for indices of merged companies*
1	2	3	4	5	6
Accounts receivable: short-term	**210**	**1966904**	**42670702**	**(42055704)**	**2581902**
including overdue	211	646961	7739341	(7571217)	815085
wit the maturity period of over 3 months till the reporting date	212	438467	5306377	(5256562)	488282
long-term	**220**	**24838**	**54905**	**(63004)**	**16739**
including overdue	221	X	X	X	X
with the maturity period of over 3 months till the reporting date	222	X	X	X	X
from line 220 debt, payments for which are to be effected in more than 12 months from the reporting date	223	24838	54905	(63004)	16739

For reorganized Companies:

* Indices of the core company and merged companies, received by per line summation

** Indices of the core company and merged companies, received by per line summation (without turnover on reorganization)

Decsription	Line code	Balance as of the reporting period start with an allowance for indices of merged companies*	Liabilities incurred**	Liabilities repaid **	Balance as of the end of the reporting period with an allowance for indices of merged companies*
1	2	3	4	5	6
Accounts payable: short-term	**230**	**2135182**	**35988198**	**(34891635)**	**3231745**
including overdue	231	116413	1682041	(1619278)	179176
of which over 3 months overdue	232	92967	1158311	(1109373)	141905
long-term	**240**	**829600**	**1086757**	**(645942)**	**1270415**
including overdue	241	X	X	X	X
of which over 3 months overdue	242	X	X	X	X
from line 240 indebtedness with payment expected in over 12 months from the reporting date	243	829600	1087902	(645942)	1271560
Securities/collateral: received	250	732263	797185	(232996)	1296452
including those from third party	251				
provided	260	2848440	3255197	(2164696)	3938941
including those to third party	261	88404	690398	(13484)	765318

REFERENCE TO SECTION 2

Description	Line code	Balance as of the reporting year start with an allowance for indices of merged companies*	Liabilities incurred**	Liabilities repaid **	Balance as of the end of the reporting period with an allowance for indices of merged companies*
1	2	3	4	5	6
1) Notes/bills of exchange flow	262	20293	116529	(57498)	79324
including overdue	263				
Notes received	264	4429	214565	(218571)	423
including overdue	265				
2) Accounts receivable for supplied products (works, services) at the actual cost	266	263	7314	(7377)	200

3) List of entities - debtors with largest indebtedness

Name of organization	Line code	Balance at reporting year end with an allowance for indices of merged companies *	
		TOTAL	Including over 3 months
1	2	3	4
State budget funded entities	270	207107	98015
Individuals	271	902523	229556
including privilege categories	272	362502	217797
Commercial organizations	273	528529	80167

For reorganized Companies:

* Indices of the core company and merged companies, received by per line summation

** Indices of the core company and merged companies, received by per line summation (without

4) List of entities - creditors with largest indebtedness

Name of organization	Line code	Balance at reporting year end with an allowance for indices of merged companies*	
		TOTAL	Including those with maturity period of over 3 months
1	2	3	4
Settlements with JSC Rostelecom	280	270450	
Equipment suppliers (Sumitomo,Siemens,Iskratel, Alcatel, etc.)	281	776029	313572
Payments on leasing	282	726997	

3. DEPRECIATED (AMORTIZED) PROPERTY

Description	Line code	Balance at the reporting year start with an allowance for indices of merged companies*	Received (commissioned)**	Retired**	Balance at the reporting year end with an allowance for indices of merged companies*
1	2	3	4	5	6
I.INTANGIBLE ASSETS Rights to intellectual (industrial) property items	**310**	**3571**	**99**	**(2645)**	**1025**
Including the rights arising from: copyright and other contracts on scientific, literature, art items and related rights, computer software, data bases, etc.	311	3546	13	(2591)	968
invention patents, industrial samples, selection accomplishments, certificates of useful models, brands and service marks, and license agreement on their use	312	25	86	(54)	57
rights to know-how	313				
Rights to use detached nature sites	320	4		(4)	
Organizational expenses	330	X	X	X	X
Goodwill (business standing of the Company)	340	X	X	X	X
Other	349	X	X	X	X
Total (sum of lines 310+320+330+340+349)	**350**	**3575**	**99**	**(2649)**	**1025**

For reorganized Companies:

* Indices of the core company and merged companies, received by per line summation

** Indices of the core company and merged companies, received by per line summation (without turnover on reorganization)

Description	Line code	Balance at the reporting year start with an allowance for indices of merged companies*	Received (commissioned)**	Retired **	Balance at the reporting year end with an allowance for indices of merged companies*
1	2	3	4	5	6
II.FIXED ASSETS Land plots and nature utilization sites	360	1285	688		1973
Buildings	361	3600731	306551	(41288)	3865994
Construction structures	362	7432722	658441	(133517)	7957646
Machinery and equipment	363	13797177	3041719	(239638)	16599258
Transportation vehicles	364	388101	78142	(22810)	443433
Tools and machinery	365	163733	45780	(33214)	176299
Plough cattle	366	57		(21)	36
Productive livestock	367				
Perennial plants	368	783	110	(27)	866
Other types of fixed assets	369	73426	188555	(58372)	203609
Total (sum of lines 360 - 369)	**370**	**25458015**	**4319986**	**(528887)**	**29249114**
including: production	371	25263672	4204275	(502127)	28965820
non-production	372	194343	115711	(26760)	283294
Low value and quickly wearable objects - total	373	X	X	X	X
including: in stock	374	X	X	X	X
in operation	375	X	X	X	X
III. INCOME YIELDING INVESTMENT IN TANGIBLE ITEMS Property to be leased	381				
Property provided under hire contract	382	2472	262	(663)	2071
Other	383				
Total (sum of lines 381-383)	**385**	**2472**	**262**	**(663)**	**2071**
Property transferred to trust	386				

For reorganized Companies:

* Indices of the core company and merged companies, received by per line summation

** Indices of the core company and merged companies, received by per line summation (without turnover on reorganization)

REFERENCE DATA TO SECTION 3

Description	Line code	Balance at the reporting year start with an allowance for indices of merged companies*	Balance at the reporting year end with an allowance for indices of merged companies*
1	2	3	4
From line 371, columns 3 and 6 *leased out - total*	**387**	**30453**	**46456**
including: buildings	388	21283	17601
construction structures/installations	389	524	12491
transportation vehicles	390	2127	10296
other (to be detailed)	391	6519	6068
Put to long storage	392	32	9165
Wear and tear of depreciated property: Intangible assets	393	1708	728
Fixed assets - total	**394**	**10874039**	**11700043**
including: buildings and installations	395	5218747	5359434
machinery and equipment, transportation means	396	5421150	6187635
other	397	234142	152974
Income yielding investment in tangible items	398	146	164
Low value and quickly wearable objects	399	X	X
Property transferred to trust	400		
For reference: Result on indexation due to fixed assets revaluation: original (reproduction value)	401	93725	X
Depreciation	402	51181	X
Pledged property	403	2097781	2927667
Value of depreciated property for which depreciation is not charged - total	**404**	**1261200**	**1603466**
including: intangible assets	405	1503	
fixed assets	406	1259697	1603466
Alteration of fixed assets value due to completion, *refurbishment, additional* equipment	407	X	267162
Difference between the cost of goods acquisition and their selling price	408	X	X
Cost of pledged inventory	409	17001	

For reorganized Companies:

* Indices of the core company and merged companies, received by per line summation

** Indices of the core company and merged companies, received by per line summation (without turnover on reorganization)

4.FLOW OF FUNDS TO FINANCE LONG-TERM INVESTMENT AND FINANCIAL INVESTMENT

Description	Line code	Balance at the reporting year start with an allowance for indices of merged companies*	Accrued (formed**)	Used **	Balance at the reporting year end with an allowance for indices of merged companies*
1	2	3	4	5	6
Own funds of the Company - total	**410**	**156589**	**1638694**	**(1741705)**	**53578**
including: capital expenditure financing source	411	148787	498071	(593341)	53517
fixed assets depreciation	412	7749	1140605	(1148354)	
other (to be detailed)	413	53	18	(10)	61
Raised funds - total	**420**	**22928**	**2353856**	**(2360077)**	**16707**
including: bank credits	421		976613	(974220)	2393
borrowed funds of other organizations	422	4531	615091	(619622)	
participation by contribution to construction	423	13559	65763	(79322)	
from budget	424	1428	4311	(2103)	3636
from off-budget funds	425				
other (to be detailed)	426	3410	692078	(684810)	10678
Total own and raised funds (sum of lines 410 and 420)	**430**	**179517**	**3992550**	**(4101782)**	**70285**
For reference: Incomplete construction facilities	440	1191177	4886985	(4319538)	1758624
Investment in daughter companies	450	3799	87960	(597)	91162
Investment in affiliates	460	12043		(38)	12005

For reorganized Companies:

* Indices of the core company and merged companies, received by per line summation

** Indices of the core company and merged companies, received by per line summation (without turnover on reorganization)

5. FINANCIAL INVESTMENT

Description	Line code	Long-term		Short-term	
		Balance at the reporting year start with an allowance for indices of merged companies*	Balance at the reporting year end with an allowance for indices of merged companies*	Balance at the reporting year start with an allowance for indices of merged companies*	Balance at the reporting year end with an allowance for indices of merged companies*
1	2	3	4	5	6
Interest and stakes in other organizations	510	25044	111329		
Bonds and other debt instruments	520			281	
Loans provided	530	1086	2533	2261	2257
Other (to be detailed)	540	9959	10097	1792	37
For reference. *Bonds and other securities at* a market price	550				

6. OPERATING EXPENSES OF THE COMPANY

Description	Line code	Over the reporting year with an allowance for indices of merged companies*	Over the previous year with an allowance for indices of merged companies*
1	2	3	4
Tangible costs	**610**	**2143739**	**1221882**
including: raw materials and accessories	611	818314	591074
Fuel and energy	612	429665	369728
Spares	613	132611	106904
Payroll expenses	620	4041131	3289850
Social needs allocations	630	1395196	1166715
Fixed assets depreciation	640	1138809	1069402
Other costs	650	3413044	3182011
including: taxes, included in costs and expenses	651	206536	158346
Rent and lease payments	652	434838	332855
Training and refresher courses	653	28511	18948
Total for element of expenses	**660**	**12131919**	**9929860**
Change of remaining balances (growth [+], decrease [-]): production in progress	670	(1550)	39300
Prepaid expenses	680	12132	48513
Reserves of deferred expenses	690		(13)

For reorganized Companies:

* Indices of the core company and merged companies, received by per line summation

** Indices of the core company and merged companies, received by per line summation (without turnover on reorganization)

7. SOCIAL INDICES

Description	Line code	Payable according to calculation *	Actually spent *	Transferred to the funds*
1	2	3	4	5
Alllocations to off -budget funds: to social insurance fund	710	177162	(137931)	46189
to the Pension fund	720	1139232	X	1141772
to the Employment fund	730		X	
for medical insurance	740	232113	X	142237
Allocations to non-state pension funds	750	114214	X	110727
Insurance premium for voluntary pension insurance	755			
Average number of employees	760	76564		
Cash outpayments and benefits, unrelated to production, execution of works, service rendering	770	199495		
Income from stakes and interests in the Company assets	780	24053		

For reorganized Companies:

* Indices of the core company and merged companies, received by per line summation

** Indices of the core company and merged companies, received by per line summation (without turnover on reorganization)

Director ____________ R. A. Amaryan
(signature) (full name)

Chief Accountant ________ R. P. Konstantinova
(signature) (full name)

"17" March, 2003

Notes to the accounting reports of

JSC CenterTelecom

for the year 2002

Contents

These notes are an integral part of the annual financial statements of JSC CenterTelecom for the year 2002, prepared in accordance with the Russian Federation effective legislation.

1. ORGANIZATION AND SPHERES OF ACTIVITY

1.1. Company description

Joint-Stock Central Telecommunications Company, shortened name JSC Center Telecom, INN 5000000970, (hereinafter referred to as the Company) was registered on November 1, 2002 by the Inspectorate of the RF Ministry for taxes and duties of the town of Khimki of Moscow region, under the main state registration number 1025006174710. The Company was domiciled at the address: 141400, RF town of Khimki of Moscow region Ul. Proletarskaya, b.23.

The main business activities of the Company in accordance with the granted licenses are as follows:

- Provision of telecommunications services;
- Provision of wire broadcasting;
- Provision of wireless access;
- Provision of wireless broadband access;
- Provision of personal radio signal services;
- Provision of radio signal services;
- Provision of domestic long-distance and international services;
- Provision of mobile communications services (cellular, etc.);
- Provision of mobile radiotelephone services;
- Provision of mobile radiotelephone services;
- Provision of air TV broadcasting services;
- Provison of TV broadcasting services via cable TV network;
- Provision of services on air broadcasting of sound programs and transmission of additional information;
- Provision of services on air broadcasting of sound programs;
- Provision of television and radio broadcasting;
- Operation of different types of telecommunications networks in the service area;
- Provision of data transmission services (including the Internet);
- Performing tests and measurement of the parameters of power facilities and constructions, their parts and elements in the installation, adjustment, operation, and maintenance process;
- Publishing and printing activity;
- Work on the introduction of quality management system;
- Work on certifying communications services;
- Work on the introduction of quality management system;
- Marketing research, development of the proposals on the development and reconstruction of telecommunications means;
- Conduction of construction activity;
- Operation of gas industry installations;
- Operation of underground constructions;
- Goods transportation across the Russian Federation;
- Passenger transportation by automobiles;
- Service and maintenance of transportation means;
- Operation of natural gas facilities;

- Activity on using precious metals;
- Activity on the operation of the municipal engineering systems and the engineering systems of urban localities;
- Special water use;
- Nature conservation work (services);
- Educational activity;
- Trade activity;
- Medical activity;
- Hotel activity;
- Storage of oil and its processing products;
- Provision of the Company's social safety;
- Activity on the protection of the information, qualifying as state secret and confidential information, including the Company's commercial secret;
- Development of mobilization plans, organization and taking action on providing for mobilization readiness;
- Conduction of foreign economic activities in accordance with the current legislation;
- Other types of activity, which are allowed by the Russian Federation legislation
- Other types of activity, which are allowed by the Russian Federation legislation

1.2. Information about essential events

The main factor in the activity for 2002 is the reorganization of the companies of JSC Svyazinvest group. The reorganization resulted in mergers of regional telecommunications operators into 7 super-regional companies.

In June 2002, the general meeting of shareholders of JSC CenterTelecom decided to reorganize the Company by merging into it the following regional telecommunications operators:

- JSC Belgorod Elektrosvyaz;
- JSC Bryansksvyazinform;
- JSC Elektrosvyaz of the Vladimir region;
- JSC Voronezhsvyazinform;
- JSC Ivtelecom;
- JSC Elektrosvyaz of the Kaluga region;
- JSC Elektrosvyaz of the Kostroma region;
- JSC Elektrosvyaz of the Kursk region;
- JSC Lipetsk Elektrosvyaz;
- JSC Elektrosvyaz of the Orel region;
- JSC Elektrosvyaz of the Ryazan region;
- JSC Smolensksvyazinform;
- JSC Tambov Elektrosvyaz;
- JSC Tulatelecom;
- JSC Elektrosvyaz of the Tver region;
- JSC Yartelecom

1.3. Information about the Company's registrar and auditor

The Company's registrar is JSC Registrator-Svyaz.
The Company's auditor is JSC Ernst & Young Vneshaudit.

1.4. Information about governing bodies

Chairman of the Board of Directors:
Valery Nikolaevich Yashin– General Director of JSC Svyazinvest

Members of the Board of Directors are:

- Alexander Vladimirovich Lopatin – Deputy General Director of JSC Svyazinvest;
- Vadim Evgenievich Belov– Deputy General Director of JSC Svyazinvest;
- Oksana Valerievna Petrova– Deputy Head of division, Department of Corporate Management of JSC Svyazinvest;
- Ruben Andronikovich Amaryan– General Director of JSC CenterTelecom;
- Alexander Pavlovich Gribov– Deputy Head of the Department of the Russian Federal Property Fund;
- Alexander Vyacheslavovich Ikonnikov– Director of the Association for the investors rights protection;
- Oleg Ivanovich Betin– Head of the Tambov region Administration;
- Yuri Andreevich Pavlenko– First Deputy Minister of the Russian Federation Ministry of communications.

Members of the Management Board of JSC CenterTelecom, formed by the Company's Board of Directors:

- Ruben Andronikovich Amaryan– General Director of JSC CenterTelecom;
- Aleksey Alekseevich Lokotkov– First Deputy of the General Director of JSC Center Telecom;
- Nikolay Viktorovich Mezhuev– Deputy General Director of JSC CenterTelecom;
- Petr Nikolaevich Martyshechkin– Deputy General Director of JSC CenterTelecom;
- Maxim Aleksandrovich Pegasov– Deputy General Director of CenterTelecom;
- Alexander Ilyich Polnikov– Executive Director – Director of the Capital investment management department of JSC Svyazinvest ;
- Ella Mikhailovna Zhuravleva– Deputy General Director – Head of the Human Resources Department of JSC CenterTelecom ;
- Andrey Vasilievich Galaev– Deputy General Director of JSC CenterTelecom;
- Raisa Pavlovna Konstantinova– Chief Accountant of JSC CenterTelecom.

information on the deals, concluded by the affiliated persons in 2002 is detailed in section 11 «Affiliated persons».

The audit commission members are:

- Irina Viktorovna Prokofieva– Deputy Director – Head of division, Internal audit and economic analysis department of JSC Svyazinvest;
- Arseny Borisovich Pliusnin– Head of the Corporate reorganization department of JSC CenterTelecom;
- Konstantin Vladimirovich Belyaev– Chief Accountant of JSC Svyazinvest.

2. BASIC PROVISIONS OF THE ACCOUNTING POLICIES

2.1. Intangible assets

In relation to intangible assets accounting, Accounting Rules 14/2000 (approved by the RF Ministry of Finance decree of October 16, 2000 No 91n) are applied.
Intangible assets are valued at their original cost.

The amount of amortization charges on intangible assets is determined on a monthly basis according to the norms, calculated on the basis of their original value and the period of their useful life by a linear method. The period of the useful life of intangible assets can be determined, based on:

- Validity term of the patent, certificate and other restrictions of the terms of use of intellectual property objects according to the Russian Federation legislation;
- An expected period of an item use, within which an organization can derive economic profit (income). The expected period of the use of an intangible asset is determined by a specially formed commission in accordance with guidelines on intangible assets accounting and shall be approved by the General Director of the organization.
- With respect to intangible assets, for which it is impossible to state the term of useful life, norms of depreciation charges are stipulated for a 20-year period.

2.2. Fixed assets

Tangible assets with useful life of over 12 months are included in fixed assets. Accounting provisions 6/01(approved by the RF Ministry of Finance of 30.03.2001 No 26 n) are applied for the fixed assets accounting. Fixed assets are valued in the accounting books at their original cost.
Fixed assets revaluation was done at the Tver regional subsidiary, increase of property value after the revaluation totaled to 561 968 800 rubles at the replacement cost and to 327 613 606 rubles at the depreciated cost.
Fixed assets are posted at their original (replacement) cost less sums of accumulated depreciation charges.

Depreciation charges on fixed assets are calculated by a linear method, proceeding from their original cost or current (replacement) cost (in case of the performed revaluation) of a fixed asset and a depreciation norm, calculated on the basis of the term of useful life of this object.

With respect to fixed assets worth less than 10 000 rubles, depreciation is calculated in the amount of 100% and is to be written off to production expenses, as the assets are assigned for production or operation.

As far as fixed assets, received under lease agreements are concerned, accelerated depreciation ratio, determined by the terms of the agreement and equal to 3 (three) in 2002 is applied.

All repair costs are included in the costs of the reporting period in which they were incurred. Provisions for deferred expenses on fixed asset repair are not allocated.

2.3. Inventories

Inventories (raw materials, materials, merchandise) are valued at the actual cost of their acquisition or manufacture.

Evaluation of retired inventories (with exception of precious metals) is effected at an average cost value.

2.4. Ruble translation of the value of assets and liabilities, expressed in foreign currency

Translation into ruble amounts of values expressed in foreign currencies of the Company's cash funds, funds with credit organizations accounts, monetary and payment documents, short-term securities, payment funds (including acknowledgement of debt), balance of specific target financing accounts, received from the budget or foreign sources within the framework of technical or any other assistance programs for the Russian Federation in accordance with the concluded contracts (agreements) is effected as of the date of a foreign currency exchange operation, as well as at the reporting date.

2.5. Allocations of provisions

The Company allocates the following provisions:

- Provisions for doubtful debts
  amount is determined separately for each debt on the basis of the inventorying, subject to the debtor's solvency and probability of debt payment. The formation of this reserve is envisaged by both the accounting and tax legislation (which was enacted starting January 1, by Chapter 25 of the Tax Code). Accounts receivable overdue for up to 90 days are not subject to provisions, provisions for accounts receivable overdue for over 90 days are made to the full amount of debt.

For the purposes of taxation, the reserve on doubtful debts is built up according to the tax legislation. Accounts receivable due from buyers and customers are shown less the reserve on doubtful debts. A part of the Company's accounts receivable is made up by state institutions and other budget funded organizations. A number of political and economic factors, taken into account by the Company when the reserve on doubtful debts is built up, influence a possibility of debt collection.

2.6. Accounting for credits and repaid loans

The organization transfers long-term debts on received credits and loans to short-term debts at the date, when under the loan and (or) credit agreement, 365 days are left till the maturity date of the principal amount.

Additional costs on the receipt of loans and credits and flotation of loans are included in the reporting period, when the abovementioned costs were incurred.

2.7. Deferred expenses

Deferred expenses include the expenses, which were stated in the reporting period, but cannot be included in the cost value of the sold services, works, and products of the reporting period. Deferred expenses are regularly written down from appropriate payment sources within the period, to which they are related.

2.8. Income formation

The Company's income is divided into ordinary activity income and other income (operating, non-sales, and extraordinary income).

Income is posted on the accrual basis, as services are rendered, and does not include value-added tax and sales tax.

2.9. Formation of expenses

Subject to their character, conditions and type of activity, expenses are divided into ordinary activity expenses; operating, non-sales, and extraordinary expenses.

Ordinary activity expenses are valued at amount, calculated in monetary form, which is equal to the payment amount in monetary or other form, and accounts receivable.

2.10. State aid accounting

Budget funds are posted to accounts as monetary funds and resources, other than monetary, are actually received.

2.11. Inventory of property and liabilities is taken:

- Fixed assets – at least once in two years as of November 1 of the reporting year;
- Intangible assets – annually as of December 1 of the reporting year;
- Capital construction in progress (incomplete construction) and other capital investments – annually as of November 1 of the reporting year;
- Raw materials, materials, equipment to be installed, semifinished products (in progress), goods, finished products at the warehouses – annually as of November 1 of the reporting year;
- Precious metals – twice a year;
- Construction in progress – on a quarterly basis as of the quarter end;
- Deferred income and expenses – annually as of December 31 of the reporting year;
- Monetary funds with banking institutions accounts – annually as of December 31 of the reporting year;
- Cash funds – no less than once in a quarter;
- Long-term capital investments – annually as of December 31 of the reporting year;
- Short-term capital investments, cash items – on a quarterly basis as of the quarter end;
- Settlements with debtors and provisions for doubtful debts – as of December 31 of the reporting year;
- Settlements with creditors (settlements with telecommunications operators) – on a quarterly basis as of the quarter end, with other creditors – once a year as of December 31 of the reporting year;
- Tax payment and mandatory allocations to the budget and non-budgetary funds – at least once a year;
- Settlements related to specific target finance – annually as of December 31 of the reporting year;
- Domestic settlements – no less than once a quarter;
- Settlements with the personnel and accountable persons – once a year as of December 31 of the reporting year.

2.12 Expenses on pension insurance

The Company makes payments into the Russian Federation Pension Fund, as well as social welfare and employment funds in relation to its employees. The Company's payments into the Pension Fund amount to 28% of the total payroll and are posted to expense accounts as these expenses are incurred.

In addition to the state pension fund payment scheme, the Company participates in the program of one-off bonus payments (within the limit from 30% to 100% of the salary) to the Company's employees in case of their retirement. This program covers the majority of the Company's employees and does not envisage any special payments to the fund. The payment amount depends on accumulated length of service upon retirement.

The Company also participates in a pension program, under which payments are determined in advance and effected within the framework of non-state pension insurance scheme. The amounts of payments are determined on an annual basis and are included in expenses as they are effected.

2.13. Earnings per share

In accordance with the Guidelines on disclosure of EPS data (approved by the RF Ministry of Finance decree of March 21, 2000 No 29n), earnings per share are calculated by dividing net income for the reporting period, which remains at the disposal of shareholders–holders of ordinary shares, by the average weighted number of outstanding ordinary shares in the reporting period.

2.14. Reorganization of the Company's by merger

Before the reorganization, the accounting policies of the core company differed significantly from the policies of merged companies in the following way:

JSC Telecommunications of the Tver region no less than once a year revalues the groups of similar fixed asset items at the current (replacement) cost by direct adjustment according to market values confirmed by documents.

As of the reorganization date, inventories of the property and liabilities of merged companies were taken. As a result of the inventory, some assets, which cannot be duly assigned to the legal successor (licenses, trademarks, letterhead forms bearing a merged company's name, strict accountability forms with the company's seal) were written off and included in organizational expenses.

2.15. Main changes in the accounting policies for 2002 as compared to 2001

The following essential changes were made in the accounting policies of the core company and merged companies in 2002 as compared to the accounting policies in 2001:

- *Building up provisions for doubtful debts*

  In 2002, provisions for accounts receivable overdue over 90 days were allocated to the full amount. There were no provisions for accounts receivables overdue for up to 90 days. In 2001, provisions for doubtful debts were not built up in some merged companies.

  For the accounting comparability, below are shown the amounts of accounts receivable with maturity of over 90 days of JSC CenterTelecom subsidiaries as of 31.12.2000 and 31.12.2001 (thous. rubles).

Name of subsidiary	Accounts receivable with maturity of over 90 days as of 31.12.2000 (Russian rubles in thousands)	Accounts receivable with maturity of over 90 days as of 31.12.2001 (Russian rubles in thousands)

Belgorod	19,519	14,408
Bryansk	35,702	24,334
Vladimir	49,151	45,612
Voronezh	16,030	16,297
Ivanovo	49,236	47,182
Kaluga	16,235	7,447
Kostroma	29,963	15,557
Kursk	26,962	28,979
Lipetsk	30,215	26,847
Orel	38,242	39,220
Ryazan	11,706	7,778
Smolensk	12,142	5,125
Tambov	9,295	6,450
Tver		19,756
Tula	46,948	33,605
Yaroslavl	32,984	32,578
Moscow	35,321	35,607
TOTAL	**459,651**	**406,782**

_ *method of posting revenues for taxation purposes*

In 2001, in some merged companies revenues from sales of goods (works, services) for taxation purposes were calculated as payments were effected. In 2002, the Company's revenues were calculated by accrual.

The Company's executives believe that the application of the new accounting principles provides for a more reliable presentation of economic activity in the Company's reporting for 2002. The consequences of the accounting policies change were not shown in the adjustment of the data, recorded in the reporting for the previous reporting period, as a monetary evaluation of these consequences in relation to the periods, which preceded the reporting period, cannot be done reliably and fairly enough.

3. CHANGES IN THE INTRODUCTORY BALANCE SHEET AS OF JANUARY 1, 2002

In the 2002 reporting, changes were made in an introductory balance sheet of JSC Center Telecom brought over to January 1, 2002 as a result of changes in accounting for low value rapidly worn items and fixed assets:

Table 1

Line #	31.12.2001 (*	01.01.2002 (*	Change, Δ (+/-)	Note
Line 110 from form 1	742	742	0	
Line 111 from form 1	742	742	0	
Line 112 from form 1	0	0	0	
Line 113 from form 1	0	0	0	
Line 120 from form 1	2 910 080	2 909 831	-249	Debit from line 210, 211, credit in lines 135-136
Line 121 from form 1	0	0	0	
Line 122 from form 1	2 729 109	2 640 155	-88 954	Policy change

Line 130 from form 1	608322	608322	0	
Line 135 from form 1	0	1 471	+1 471	from line 120,122 rented apartments
Line 136 from form 1	0	0	0	
Line 137 from form 1	0	1 471	+1 471	From line 120,122 rented apartments
Line 140 from form 1	3 393	3 393	0	
Line 141 from form 1	0	0	0	
Line 142 from form 1	0	0	0	
Line 143 from form 1	3 369	3 369	0	
Line 144 from form 1	0	0	0	
Line 145 from form 1	24	24	0	
Line 150 from form 1	0	0	0	
Line 190 from form 1	3 522 537	3 523 759	+1 222	Debit from low value and rapidly worn items
Line 210 from form 1	138 439	137 217	-1 222	Posting to line 122
Line 211 from form 1	118 494	117 272	-1 222	Posting to line 122
Line 212 from form 1	0	0	0	
Line 213 from form 1	0	0	0	
Line 214 from form 1	1 744	1 744	0	
Line 215 from form 1	0	0	0	
Line 216 from form 1	18 201	18 201	0	
Line 217 from form 1	0	0	0	
Line 220 from form 1	130 677	130 677	0	
Line 230 from form 1	109	109	0	
Line 231 from form 1	0	0	0	
Line 232 from form 1	0	0	0	
Line 233 from form 1	0	0	0	
Line 234 from form 1	0	0	0	
Line 235 from form 1	109	109	0	
Line 240 from form 1	612 548	612 548	0	
Line 241 from form 1	317 860	317 860	0	
Line 242 from form 1	0	0	0	
Line 243 from form 1	0	0	0	
Line 244 from form 1	0	0	0	
Line 245 from form 1	7 651	203 115	+195 464	Posting to line 246
Line 246 from form 1	287 037	91 573	-195 464	Posting to line 245
Line 250 from form 1	0	0	0	
Line 251 from form 1	0	0	0	
Line 252 from form 1	0	0	0	
Line 253 from form 1	0	0	0	
Line 260 from form 1	239 505	239 505	0	
Line 261 from form 1	4 230	4 230	0	
Line 262 from form 1	221 043	221 043	0	
Line 263 from form 1	4 571	4 571	0	
Line 264 from form 1	9 661	9 661	0	
Line 270 from form 1	0	0	0	
Line 290 from form 1	1 121 278	1 120 056	+1 222	Posting of low

				value and rapidly worn items
Line 300 from form 1	4 643 815	4 643 815	0	
Line 410 from form 1	185 589	185 589		
Line 420 from form 1	1 761 308	1 761 308		
Line 430 from form 1	27 838	27 838		
Line 431 from form 1	27 838	27 838		
Line 432 from form 1	0	0		
Line 440 from form 1	0	0		
Line 460 from form 1	437 059	556 032	+118 973	Debit from line 470
Line 465 from form 1	0	0		
Line 470 from form 1	118 973	0	-118 973	Posting to line 460
Line 475 from form 1	0	0	0	
Line 490 from form 1	2 530 767	2 530 767	0	
Line 510 from form 1	600 000	600 000	0	
Line 511 from form 1	0	0	0	
Line 512 from form 1	600 000	600 000	0	
Line 520 from form 1	33 095	33 095	0	
Line 590 from form 1	633 095	633 095	0	
Line 610 from form 1	489 589	489 589	0	
Line 611 from form 1	489 589	489 589	0	
Line 612 from form 1	0	0	0	
Line 620 from form 1	729 417	729 417	0	
Line 621 from form 1	630 718	630 718	0	
Line 622 from form 1	0	0	0	
Line 623 from form 1	0	0	0	
Line 624 from form 1	91	91	0	
Line 625 from form 1	170	170	0	
Line 626 from form 1	12 252	12 173	-79	Posting to line 628
Line 627 from form 1	79 726	79 726	0	
Line 628 from form 1	6 460	6 539	+79	From line 625
Line 630 from form 1	4 240	4 241	+1	From line 640 rounding off
Line 640 from form 1	256 707	256 706	-1	In line 630 rounding off
Line 650 from form 1	0	0	0	
Line 660 from form 1	0	0	0	
Line 690 from form 1	1 479 953	1 479 953	0	
Line 700 from form 1	4 643 815	4 643 815	0	
Line 910 from form 1	216 093	216 093	0	
Line 911 from form 1	24 547	24 547	0	
Line 920 from form 1	458	458	0	
Line 930 from form 1	69	69	0	
Line 940 from form 1	23 151	23 151	0	
Line 950 from form 1	628 807	628 807	0	
Line 960 from form 1	534 179	534 179	0	
Line 970 from form 1	506	506	0	
Line 980 from form 1	276	276	0	

Line 990 from form 1	25 416	25 416	0	

(* - refers to the core company)

4. ANALYSIS AND EVALUATION OF THE BALANCE SHEET STRUCTURE

As of December 31, 2002 the balance sheet structure is characterized by the following indices:

Table 2

Description	31.12. 2002 (with an allowance for the merged companies)	Target value C (*)
Absolute liquidity ratio	0,05	
Current liquidity ratio	0,6	1 – 1,5
Ratio of own fund sufficiency	-1,45	> 0.1
Sales margin	25,98%	

* Target values are a characteristic of the satisfactory balance sheet structure.

The main reason for unsatisfactory liquidity ratios, calculated on the basis of the Company's balance sheet for 2002 is insufficient coverage with current assets of the Company's short-term liabilities. This is attributed to a significant amount of accounts payable due to suppliers and contractors and the Company's short-term liabilities on credits and loans.
Objective reasons for such liquidity ratios is the implementation of the Company's extensive investment program, aimed at the Company's business expansion, reconstruction, and infrastructure maintenance.
The main task, which the Company has to fulfill to improve liquidity ratios is the increase of the Company's profitability by increasing tariffs on regulated telecommunications services and increase of a share of unregulated telecommunications services. Increase in the Company's own funds will allow (in the event that planned switching capacity is reduced) to decrease amounts of accounts payable due to suppliers and contractors in the total amount of the Company's short-term liabilities.
Restructuring of the Company's indebtedness on credits and loans, envisaging the transfer of most short-term liabilities to a long-term liabilities category is also necessary for the improvement of liquidity ratios.
For reference:

Current liquidity ratio characterizes the general provision of enterprises with current assets for their economic activity and timely payment of accrued liabilities. It is determined as a ratio of an actual value of current assets in form of stores and supplies, finished products, monetary funds, accounts receivable, and other current assets (Total for Section II of the balance sheet assets) to accrued liabilities in form of short-term bank credits, short-term loans, and accounts payable (Total for Section V of the balance sheet liabilities).

Ratio of own fund sufficiency characterizes the sufficiency of own current assets, necessary for their financial stability. It is determined as the ratio of the difference between amount of own assets sources (Total for Section III of the balance sheet liabilities) and an actual value of fixed assets and other non-current assets, which are not active (Total for Section I of the balance sheet assets) to an actual value of current assets in form of stores and supplies, production in progress, finished products, monetary funds, accounts receivable, and other current assets (Total for Section II of the balance sheet assets).

5. PROFIT DYNAMICS FOR 2002

Table 3
Thous. rubles.

Type of activity	Revenues (line 010 f. 2)		Expenses (line 020,030, 040 f. 2)		Profit (line 050 f. 2)		Profit growth Δ,%
	2002	2001	2002	2001	2002	2001	
	(taking into account merged companies)						
Provision of telecommunications services	16 016 251	12 505 715	11 887 067	9 578 046	4 129 184	2 927 669	41,04 % +1 201 515
Other	373 016	293 586	244 852	416 733	128 164	-123 147	+251 311 204,07 %
TOTAL:	16 389 267	12 799 301	12 131 919	9 994 779	4 257 348	2 804 522	51,8% +1 452 826

The 2002 results show a *significant* growth of profit from telecommunications services, which is attributed to a hike in tariffs for local telecommunications services, growth of communications services sales, cutting down unproductive expenses, streamlining the corporate structure and consequently a significant reduction in expenses growth rates as compared to revenue growth rates.

6. COMPARABILITY OF ACCOUNTING INDICES

As mentioned above, JSC CenterTelecom was reorganized in June 2002 by merging into it a number of regional telecommunications operators. Legally the reorganization was completed on November 30, 2002. Correspondingly, accounting comparability principles of 2002 differ from those applied in the previous reporting periods.

The reporting period data are shown in the appended reports both taking into account merged companies as from the reorganization date to December 31, 2002 and for the whole year 2002. The data on the core company and merged companies from the reorganization date to the end of the year are expressed in the reporting by the words «For the reporting period» (or «year of 2002 »). The data on the core company and merged companies for the period from 01.01.2002 to 31.12.2002 are expressed by the words «For the reporting period taking into account merged companies» (or «2002 taking into account merged companies»).

The data for the previous reporting period were presented for comparability with the 2002 reporting. In the enclosed reporting, adjusted data as of 01.01.2002 are expressed by the phrase «as of the reporting period start with an allowance for the indices of merged companies» (or «01.01.2002 considering the indices of merged companies») and for 2001 by the phrase «For the same period of the previous year taking into account merged companies» (or «2001 taking into account merged companies»).

The indices of the merged companies at the year start and till the reorganization date are included in the enclosed reporting solely for the submission of comparable information about the financial state and results of JSC CenterTelecom financial activity for 2001 and 2002, as required by the Accounting rules 4/99"Accounting of organizations".

7. EXPLANATION OF ESSENTIAL BALANCE SHEET ITEMS

7.1. Fixed assets

Fixed assets flow within the reporting period in the main groups (entry, retirement, etc.) is shown in Table 4:

Table 4 thous.rubles.

Fixed assets groups	Original cost as of 31.12.2001		Revaluation of fixed assets as of 01.01.2002		Replacement cost as of 01.01.2002		Entry within the year		Retirement within the year, total		Replacement cost as of 31.12.2002
	Total (taking into account merged companies)	Including merged companies	Total (taking into account merged companies)	Including merged companies	Total (taking into account merged companies)	Including merged companies	Total (taking into account merged companies (*	Including: merged companies before reorgani-zation date	Total (taking into account merged companies) (*	Including: merged companies before reorgani-zation date	
1	2	3	4	5	6	7	8	9	10	11	12
Buildings and land plots	3 414463	2 732 033	187 553	187 553	3602016	2919586	307239	295350	41288	38407	3867967
Construction structures	7194213	6722265	238 509	238509	7432722	6960774	658441	636205	133517	133243	7957646
Plant and equipment	13662111	10 355430	135 066	135 066	13797177	10490496	3041719	2041825	239638	217540	16599258
Transportation means	388097	323812	4	4	388101	323816	78142	71 386	22810	21 927	443433
Other	237161	198384	838	838	237999	198472	234445	205646	91634	69140	380810
TOTAL	24 896 045	20 331174	561 970	561 970	25 458 015	20893144	4319986	3250412	528887	480257	29249114

*(*Operations, connected to the transfer of the balance of the merged companies to the core company due to the reorganization are excluded.*

Below is the information about the accumulated depreciation amount on fixed assets:

Table 5

Fixed assets groups	Accumulated depreciation as of 31.12.2001		Revaluation of depreciation as of 01.01.2002 due to the fixed assets revaluation		Accumulated depreciation with an allowance for revaluation as of01.01.2002		Depreciation calculated for 2002		Depreciation on retired fixed assets within the year, total		Accumula-ted deprecia-tion 31.12.2002
	Total (taking into account merged companies)	Including merged companies	Total (taking into account merged companies)	Including merged companie s	Total (taking into account merged companies)	Including merged companies	Total (with taking into account for merged companies) (*	Including: merged companies till the reorganization date	Total (with an allowance for associated org-ns) (*	Including merged companie s till the reorgani-zation date	
1	2	3	4	5	6	7	8	9	10	11	12
Buildings	767330	624353	53740	53740	821070	678093	63082	54325	14147	11705	872131
Construction structures	4264813	4111246	132864	132864	4397677	4244110	264466	225277	167302	167204	4487303
Plant and equipment	5166685	3956384	47342	47342	5214027	4003726	754162	624868	256553	233217	5895798
Transporta-tion means	207122	179840	1	1	207123	179841	43068	32943	21767	16414	234829
Other	233733	112821	409	409	234142	113230	33944	32232	29156	26288	209982
TOTAL	10639683	8984644	234356	234356	10874039	9219000	1158722	969645	488925	454828	11700043

*(*Operations, connected to the transfer of the balance of the merged organizations to the core company due to the reorganization are excluded.*

Fixed assets received under hire agreements

In the period from 1999 to 2002, the Company concluded one hundred and fifty-one financial hire (lease) agreements with the following lesors: JSC RTK-Leasing (90 agreements), LLC Centerbrokerleasing (1 agreement), LLC Promsvyazleasing (12 agreements), LLC Newcourt Financial CIS (1 agreement), JSC Ruzleasingsvyaz (7 agreements), JSC Telecom-Leasing (12 agreements), LLC NIKoil-Leasing (3 agreements), JSC Profit-Inkom (14 agreements), LLC Universal leasing company (5 agreements), JSC Voronezhavialeasing (2 agreements), JSC Turboleasing (2 agreements), LLC RMB-Leasing (2 agreements).
Lease agreements envisage lease of switching equipment, transportation vehicles, hardware-software complex, transmission systems, network equipment, most of which were received within 2001 and 2002. Term of lease is from 20 to 80 months.
Under the concluded agreements, there are two forms of accounting for leased items: part of the leased equipment is kept on a lessor's account, the rest – on a lessee's account.

1. The Company's part of a leased item is kept on a lessor's account

The contract value of the leased equipment as of December 31, 2002 amounted to 391 583 thous. rubles. With an allowance for the premium, its value is 447 718 thous. rubles. The property, transferred under financial lease agreements, is kept in the lessor's account.

2. The Company's interest in the leased item is kept in the lessee's account

Under the financial lease agreements, the received property is kept in the Company's account. Depreciation on fixed assets, received under financial lease agreements is calculated by a method of a straight line (linear), with an allowance for useful life period equal to 10-15 years from the date of commissioning a fixed asset item and using an accelerated depreciation ratio of 2.2-3, specified by the agreement.

As of December 31, 2002, the equipment, received under lease agreements and kept in the Company's account is worth (taking into account merged companies):

Table 6

	(thous. rubles)
Original cost	561 731
Calculated depreciation	-2 445
Book value of leased fixed assets (line 120 form 1)	**559 286**
Book value of leased fixed assets (line 130 form 1)	**45 437**

Lease liabilities as of 31.12.2002 amount to:

Table 7

Period of payback	(thous. rubles)
2003	229 602
2004 – 2007	499 442
After 2007	913
Total: lease liabilities	**729 957**

As of December 31, 2002 the aggregate advance amount, paid to lessors under financial lease agreements totals 40 207 thous. rubles and is posted to the attached balance sheet in line 245 in the amount of 29 371 thous. rubles and in line 234 in the amount of 10 836 thous. rubles.

7.2. Incomplete construction (construction in progress)

Line 130 «Incomplete construction» Form 1 «Balance sheet»

Table 8

Structure of incomplete construction	Investments in fixed assets production facilities as of 31.12.02, thous. rubles	Investments in fixed assets non-production facilities as of 31.12.02, thous. rubles	TOTAL:
Account 08 «Investments in non-current assets» TOTAL:	**1 740 766**	**17 858**	**1 758 624**
Including: Construction, modernization and renovation of fixed assets facilities by external contractors	1 199 275	7 386	1 206 661
Construction, modernization and renovation of fixed assets facilities by the Company's own means	57 678	7 855	65 533
Capital investments in leased fixed assets facilities	862	-	862
Acquisition of individual fixed assets facilities	132 772	433	133 205
Acquisition of fixed assets under lease agreements	45 501	-	45 501
Acquisition of individual fixed assets facilities under investment projects	29 387	950	30 337
Other	275 291	1 234	276 525
Account 07 «Equipment to be installed»	X	X	119 408

7.3. Financial investments

Long-term and short-term financial investments of JSC CenterTelecom in 2002:

Table 9

Types of financial investments	Balance as of 01.01.2002		Entered		Retired		Balance as of 31.12.2002
	Total (taking into account merged companies)	Including: merged companies	Total (taking into account merged companies)	Including merged companies before the reorganiza-tion date	Total (taking into account merged companies)	Including merged companies before the reorganization date	
1	2	3	4	5	6	7	8
Long-term financial investments, including:	**36089**	**32696**	**88058**	**1773**	**188**	**188**	**123959**
Shares and contributions to the charter capital	25044	21675	86285				111329
- Bonds							
- Deposits under agreement on society in participation							
- Notes							
- Granted loans	1086	1086	1635	1635	188	188	2533
- Other	9959	9935	138	138			10097
Reserve for devaluation							
Total line 140 f.1	36089	32696	88058	1773	188	188	123959
Short-term financial investments, including:	**4334**	**4334**	**642**	**642**	**2682**	**2682**	**2294**
-Bonds							
-Notes	281	281			281	281	
-Granted loans	2261	2261	642	642	646	646	2257
- Deposits under agreement on society in participation							
-Deposit accounts							
- Other short-term financial investments	1792	1792			1755	1755	37
Own shares, bought out from shareholders	2211	2211			2211	2211	
Reserve for devaluation							

Total line 250 f.1	6545	6545	642	642	4893	4893	2294
TOTAL:	42634	39241	88700	2415	5081	5081	126253

(Operations, connected with the balance transfer due to the reorganization are excluded.*

7.4. Shares and contributions to charter capital

Information about the Company's principal investments in the charter capital of daughter companies, affiliates, and other companies.

Table 10

Name of company	Type of activity	Amount of investments as of 31/12/2002	Share in the charter capital	Share of voting shares	Balance sheet total	Revenues
1	2	3	4	5	6	7
Subsidiary companies						
JSC VladPage	Paging connection	41	75 %		287	748
JSC Vladimirsky taksofon	Local, long distance and international telecom services	93	51 %		1 317	14 557
LLC Mobilkom	Provision of telecommunications services	2 250	100 %		11 255	3 018
LLC Teleport-Ivanovo	Cellular communications, data transmission, sale of telecom equipment	151	100 %		2 954	4 909
LLC Telecom-Terminal	Sale, servicing, maintenance of terminal equipment	261	100 %		942	798
LLC Telecom-Stroy	General construction works, public catering	510	100 %		3 956	9 342
JSC Telecom	Deployment of a modern telecommunications network	486	51 %		16 998	19 774
LLC PVP Svyaz-Service-Irga	Telecommunications facilities maintenance and service	16	70 %		855	2 434
JSC Moteko	Communications services	87 354	51%		33 094	32 680
Total: subsidiary companies	X	**91 162**	X	X	тыс. руб.	

Affiliates						
Belgorod Cellular communications	Cellular communications AMPS-800 MHz	1 749	30 %		8 873	8 262
-LLC Bryansk cellular networks	Cellular communications NMT-450 MHz	277	34 %:		7 954	18 641
JSC Vladimir - Teleservice	Communications services	11	50 %		5 334	12 581
Telecommunications association CCHR	Coordination of telecommunications organizations activity	29	29 %		452	117
LLC Trunksvyaz	Mobile telecommunications	25	25 %		496	266
JSC Cellular communications of Black Soil region	Cellular communications NMT-450 MHz	15	21 %		42687	79260
JSC TeleRossVoronezh	Communications services	585	50 %		8 628	15 132
JSC Gazenergobank	Banking services	6 820	31 %		13 815	34 352
JSC Kaluga cellular connection	Cellular communications	8	42 %		17 471	18 905
LLC Rating	Radio and air and cable TV broadcasting	36	29 %		279	1 073
JSC Ryazan cellular connection	Cellular communications NMT-450 MHz	12	40 %		11 503	16 619
JSC Telecommunications company Rinfotel	Data transmission services	25	26 %		6 109	8 156
Contribution into charter capital Smolensk Cellular communications	Cellular communications AMPS-800 MHz	2 349	40 %		9 636	1 722
LLC Tvertelecom	Development of telecommunication networks	50	26 %		63 226	83 532
JSC Tver cellular connection	Cellular communications NMT-450 MHz	12	40 %		20 104	28 449
Total: affiliates	X	**12 005**	X	X	thous.	

					rubles	
Financial investments in other organizations	X	**8 162**	X	X	thous. rubles	
Reserve for devaluation	X		X	X	X	X
Total: financial investments in charter capital	**X**	**111 329**	**X**	**X**	**thous. rubles**	

Other investments were made in Russian companies, which are involved mainly in provision of telecommunications services, design, construction, and upgrade of telecommunications facilities, information and directory services, construction works and other types of activity.
The Company's share in the charter capital of these enterprises does not exceed 20%.
Income, received in form of dividends from long-term financial investments is recorded in item «Revenue from participation in other organizations» in the income statement in the amount of 562 thous. rubles (in 2001 - 363 thous. rubles).

7.5. Loans granted to other entities

Structure of granted loans

Table 11

Name of borrower	Lent amount as of 31.12.2002	Maturity	Annual interest rate
1	**2**	**3**	**4**
Short-term loans			
- Tver taksofon	1 445	31.12.01	25 %
- JSC Krestyanin	753	26.03.02	
- LLC Skat-69	59	01.12.02	25 %
Total: short-term loans	**2 257**	**X**	**X**
Long-term loans			
- JSC Krestyanin	250	01.02.04	
- LLC SO Spartak	1 124	01.02.04	25 %
- LLC CenterBrokerleasing	1 159	31.05.05	25 %
Total: long-term loans	**2 533**	**X**	**X**

7.6. Inventories

Inventories structure:

Table 12

Inventories group	**Balance as of 01.01.2002** (taking into account merged companies)	**Balance as of 31.12.2002**
1	**2**	**3**
Cable	81 506	133 831
Fuel	6 366	9 210
Spares	77 839	70 326
Materials delivered to external parties for processing	2 504	1 274
Construction materials	38 272	37 577
Tools and household appliances	28 304	53 358
Other materials	183 441	176 209
Deviation in the cost of material values	553	3 796
Total (line 211 F 1)	**418 785**	**485 581**

No inventories put in pledge as of 31.12.2002.

7.7. Account receivable

Accounts receivable structure as of 31.12 2002:

Table 13

Category of user	Accounts receivable with the repayment period of over 12 months from the reporting date (line 231 column 5 form 1)	Accounts receivable with the repayment period of less than 12 months from the reporting date		
		Accounts receivable, total	Provisions for doubtful debts	Accounts receivable less doubtful debt provisions (line 241+line 242 column 5 form 1)
1	**2**	**3**	**4**	**5**
ttlements with individuals r telecommunications vices)		628 869	52 257	576 612
ttlements on compensation expenses on benefits ovided (on ecommunications services)		596 929	368 831	228 098
ttlements with budget ganizations (on ecommunications services)		148 830	57 029	91 801
ttlements with other ganizations (on ecommunications services)		395 194	64 464	330 730
ttlements on non-core tivities		47 273	14 094	33 179
tal: accounts receivable		**1 817 095**	**556 675**	**1 260 420**

7.8 Other debtors

Table 14

Category	Accounts receivable with the repayment period of over 12 months from the reporting date (line 235 column 5 form 1)	Accounts receivable with the repayment period of less than 12 months from the reporting date		
		Accounts receivable, total	Provisions for doubtful debts	Accounts receivable less doubtful debt provisions (line 246 column 5 form 1)
1	**2**	**3**	**4**	**5**
ettlements on taxes and ıties		130 606	X	130606
ettlements with accountable ɛrsons	X	1 016	X	1016
ettlements with employees ı other operations	4 810	29 104	X	29104
surance payments		42 707	X	42707
ettlements on claims	1 093	10 169	X	10169
ːher		104 023	0	104 023
ɔtal: accounts receivable	**5 903**	**317 625**	**0**	**317 625**

7.9. Capital and reserves

Change of the capital structure due to the reorganization

As of the reporting date, the Company increased retained profit of the previous years due to the necessity to register a new amount of the charter capital not to exceed the sum of the charter capitals of the merged companies.

In addition, an additional capital amount, meant for fixed assets revaluation, was allocated from retained profit of the previous years to be transferred to the regional subsidiaries for the accurate accounting for transactions involving flow of fixed assets.

7.9.1. Charter capital

As of December 31, 2002, the Company's charter capital amounted to 631 199 896,5 rubles and is calculated as a sum of the nominal value of placed shares and consists of:

Table 15

Shareholders	Number of ordinary shares	Share nominal value (rub.)	Sum of nominal value of ordinary shares (thous.rub.)	Number of preferred shares	Share nominal value (rub.)	Sum of nominal value of preferred shares (thous.rub.)	Total nominal value of shares (thous.rub.)
1	2	3	4	5	6	7	8=4+7
Legal entities, including:	1451338875	0.3	435401.6	416652412	0,3	124995,7	560397,3
JSC Svyazinvest	799867813	0,3	239960.3				239960,3
JSC ING BANK (Eurasia)	109375964	0,3	32812.8	117321079	0,3	35196,3	68009,1
JSC Depositary & clearing company	116645363	0,3	34993.6	94141429	0,3	28242,4	63236,0
Russian Federal Property Fund	138984274	0,3	41695.3	0		0	41695,3
Individuals	126667958	0.3	38000.4	109340410	0.3	32802.1	70802.5
Company employees							
Other individuals							
Total	**1578006833**	**X**	**473402.0**	**525992822**	**X**	**157797,8**	**631199,8**

Within 2002, an additional issue of 1 114 033 833 ordinary shares and 371 334 822 class A preferred shares was made. The nominal value of additionally issued shares totals 445 610 596.5 rubles.

At its meeting in 2002, JSC CenterTelecom Board of Directors decided about an additional issue of 1 114 052 729 ordinary shares and 371 366 966 class A preferred shares by converting shares of the merged companies. The nominal value of additionally issued shares totals 445 625,9 thous.rubles.

State registration of the amendments to the Charter was completed in 2003. However, the alteration of the charter capital was deemed to be a material event, confirming existing economic circumstances at the reporting date, under which the Company was operating; and in accordance with Accounting rules 7/98 «Events after the reporting date» it was also entered in the enclosed reports as of December 31, 2002 (see also p.15 «Events, which took place after December 31, 2002» of the present Notes).
After the merger, the Company's charter capital became smaller than the sum of charter capitals of the merged companies and the core company before the merger. This reduction can be accounted for by:
- capital gains of the core company, which resulted from the conversion of merged companies shares into the shares of the core company.)

The value of *retained profit of the previous years* was adjusted (increased) by the excess of the nominal value of merged companies shares over the nominal value of the additional share issue for the conversion during the reorganization.

7.9.2 Own shares

Within 2002, JSC CenterTelecom bought out 42 250 ordinary shares at the price of 38.82 rub. per share and sold 97 390 ordinary shares and 110 preferred (preference) shares at the price of 84.68 rub per share.

As of December 31, 2002, the Company did not have any own ordinary or preferred shares at its account.

7.9.3 Distribution of profit

Planned distribution of profit of the super-regional united company for 2002 to be reviewed at the annual shareholders meeting in 2003:

Table 16

	Amount, thous.rubles
I. Capital before distribution of profit of the reporting year	
1. Charter capital	631 200
2. Reserve capital	27 838
3. Additional capital	6 405 534
4. Profit of previous years	5 901 703
5. Profit of the reporting year	1 084 300
6. Total capital before distribution of profit	14 050 575
II. Channels of the reporting year profit distribution.	
1. Profit allocated for the reserve formation	
2. Profit earmarked for financing Employee Share-	

Ownership Fund of the Company (if its formation is envisaged by founding documents)	3 722
3. Profit earmarked for dividends	260 000
4. Results of the reporting year profit distribution	263 722
III. Capital after distribution of profit	
1. Charter capital	631 200
2. Reserves	31 560
3. Additional capital	6 405 534
4. Profit of previous years	6 722 281
IV. Growth (reduction) of capital in related to retained profit of the reporting year.	820 578

Distribution of profit of the reporting year is subject to approval by the Company's annual general meeting of shareholders.

7.9.4 Reserves

According to the Charter, the Company should set up reserves to the amount of 5 percent of the Company's charter capital.

In view of the results of the reporting year profit distribution, the Company's Board of Directors plans to allocate to reserves an amount of 31 560 thous. rubles.

Reserves growth will be shown as usage of retained profit within the year, which is over on December 31, 2003, after it has been approved at the annual Shareholders' General Meeting of the Company.

7.9.5 Dividends

At the 2002 meetings of shareholders of JSC CenterTelecom and the merged companies, which were joined to it due to the reorganization, there were approved the following dividend amounts for the year, ending December 31, 2001:

Table 17

Name of shares	Dividends (total, with ataking into acount merged companies, thous.rub.	Dividends (core company), thous.rub.
1	**2**	**3**
Class A preferred shares	108427	11908
Class B preferred shares	569	470
Ordinary shares	109429	11742
Total	218425	24120

Dividends for 2001 are shown in the financial reports for the year, which ended on December 31, 2002.

Dividends, payable on ordinary and Class A preferred shares in 2001 and 2002 in the regions, are presented in the following table.

In rubles

Name of region	2001		2002	
	Ordinary shares	**(Class A) preferred shares**	**Ordinary shares**	**(Class A) preferred shares**
Belgorod	0.84	3.07	1.96	5.89
Bryansk	0.23	0.75	0.66	1.97
Vladimir	0.02945	0.110866	0.054759	0.164278
Voronezh	2.83	12.16	3.17	9.51
Ivanovo	0.02353	0.06605	0.02365	0.07095
Kaluga	1.327	5.388	1.644	4.931
Kostroma	0.78	2.9026	0.21	0.62
Kursk	0.3939	1.388	0.55173	1.6552
Lipetsk	0.13	0.42	0.17	0.51
Moscow	0.026	0.077	0.03305	0.14189
Orel	0.8321	0.21733	1.201	0.4
Ryazan	0.17	0.31	0.247	0.742
Smolensk	0.245	0.65	0.445	1.34
Tambov	0.981	2.663	1.48	4.43
Tver	31.87	99.94	38.17	114.52
Tula	0.0143	0.049	0.0094	0.0283
Yaroslavl	1.65	4.78	2.14	5.93

The Company's Board of Directors suggested to pay the dividends for 2002 in the following amount:

Table 18

Name of shares	Number of shares	Dividend per share (rub.)	Total amount of dividends (rub.)
1	2	3	4
Class A preferred shares	525 992 822	0,206143	108 430 000
Ordinary shares	1 578 006 833	0,096052	151 570 000
Total	**2 103 999 655**		**260 000 000**

In the enclosed reports, the dividends for 2002 are not shown. They will be shown as retained profit usage within the year, ending on December 31, 2003 after their approval at the annual general meeting of shareholders of the Company.

7.10 Credits and loans

Structure of liabilities:

Table 19

	As of 01.01.02				As of 31.12.02	
	Short-term liabilities (line 610, f.1)		Long-term liabilities (line 510, 520 f.1)		Short-term liabilities (line 610 f.1)	Long-term liabilities (line 590 f.1)
	Total, taking into account merged companies	Base organiza -tion	Total, taking into account merged companies	Core compan y		
1	2	3	4	5	6	7
Bank credits	**1 049 886**	**489 589**	**381 017**		**1 611 849**	**985 046**
- Branch of GUTA-Bank GUTA-MGTS	218 589	218 589			210 063	227 882
- JSCB Promsvyazbank	100 000	100 000			233 510	
- Srednerussky Bank of Sberbank of Russia					144 127	
- Vneshtorgbank	28 901		52 980		139 354	357 260
- Sberbank of Russia Kaluga Branch	136 000	116 000	20 000			5 136
- Vnesheconombank			149 206		6 332	199 478
- Sberbank of Russia	257 910		104 010		333 508	144 500
- Raiffeisenbank			30 618			25 706
- JSCB MIB	25 134				31 693	
- JSCB Krosna-Bank	63 449				15 670	
- Sberbank of Russia Tambov Branch	18 971				25 000	
- Severny Bank of RF	41 810				51 900	
- CB Ogni Moskvy	25 000	25 000			18 000	
- Bryansk Narodny Bank					20 000	
- Impeksbank					30 000	
- JSC UralSib					53 000	
- Other	134 122	30 000	24 203		299 692	25 084
Suppler credits (with an allowance for %)			**821 714**	**33 095**		**695 323**
- Iskratel			227 903	33 095		95 297

- Alkatel			115 464			176 843
- Iskrauraltel			6 813			10 143
- Mashpriborintorg			147 714			151 934
- JSC RTK-Leasing						83 013
- Siemens			109 301			68 602
- Vnesheconombank			29 091			36 361
- Vado-Telecom			23 835			34 019
- Other			161 593			39 111
Bond isuue			**600 000**	**600 000**	**636 184**	**600 000**
Loans from the Group companies			**37 694**		**25 594**	**30 729**
- JSC Svyazinvest			37 694		25 594	30 729
Credits from regional administrations						
Settlements with suppliers and lease contractors						**533 316**
Settlements on a long-term part of taxes						**33 890**
Notes drawn			**7 886**			**7 886**
Other loans	**38 658**		**463 127**		**107 434**	**366 626**
- Vnesheconombank	6 802		126 982		21 974	107 476
- Individuals	6 038		117 807		2 054	117 547
- Ericsson			30 240		5 983	
- LG Electronics			31 317			31 317
- Finance Department of the regional administration	4 000					
- Promtekhmontazh	2 500				2 500	
- Vekselny Center Service	2 490					
- Alkatel					6 388	
- Other	16 828		156 781		68 535	110 286
Total credits and loans (except for	**1 088 544**	**489 589**	**1 489 724**	**600 000**	**2 381 061**	**2 557 493**

suppler credits (line 610, line 590 f. 1)						
Total supplier credits			**821 714**	**33 095**		**695 323**
Total liabilities	**1 088 544**	**489 589**	**2 311 438**	**633 095**	**2 381 061**	**3 252 816**

On October 17, 2001 the Company registered series 01 issue of interest bearing documentary bearer bonds with coupon attached having the nominal value of 1 thous.rubles per bond. Bonds carry 5 coupons each. Payments on the first coupon are effected on the 95th day from the bond placement starting date. The rest of the coupon payments are made on the 186th day, 368th day, 550th day, 732th day from bond placement starting date respectively. Coupon interest rate is determined at an annual interest rate of 22 % on the first coupon, 21,5 % - on the second, 20,5% - on the third. Redemption of bonds is set on November 2003, 732 days after their placement date.
On June 25, 2002, the Company registered the series 02 issue of interest bearing documentary bearer bonds coupon attached with the nominal value of 1 thous. rubles each bond. The bonds have six coupons. Payments on the first coupon are effected on the 91st day from the bond placement starting date. The rest of the coupon payments are effected on the 273d day, 456th day, 638th day, 821st day, 1003d day from the bond placement starting date. Coupon interest rate is determined at an annual interest rate of 20 % on the first and second coupon, 18 % - on the third and fourth coupon, 16 % - on the fifth and sixth coupon. Bonds are to be withdrawn in August 2005, 732 days after their placement date.

As of December 31, 2002, the Company had a debt of 371 621 thous.rubles to Vnesheconombank. These liabilities are shown in the Company's financial statements in line 611 «Credits to be repaid within 12 months from the reporting date» in the amount of 6 332 thous.rubles, in line 612 «Loans to be repaid within 12 months from the reporting date» - 21 974 thous. rubles, in line 511 «Bank credits to be repaid in over 12 months from the reporting date» - 199 478 thous. rubles, in line 520 «Other long-term liabilities» - 36 361 thous. rubles, in line 512 «Loans to be repaid in over 12 months from the reporting date» - 107 476 thous. rubles.
As of December 31, 2002 the Company's following subsidiaries: Voronezhsvyazinform, Belsvyaz, Orel and Ryazan subsidiaries had a foreign currency debt in the amount of EUR9,473,979 to Vnesheconombank. The given liabilities are shown in the Company's reporting (in lines 511, 512, 612 of the balance sheet) in the amount of 130 194 thous. rub. Liabilities are also shown in line 511 «Bank credits to be repaid in over 12 months from the reporting date» – 30 386 thous.rub., in line 512 «Loans to be repaid in over 12 months from the reporting date» – 58 252 thous.rub., in line 612 «Loans to be repaid within 12 months from the reporting date» - 41 556 thous.rub. These debt should be repaid by the Company in either foreign currency or Russian Rubles at the exchange rate as of the payment date subject to contract terms; and the choice of currency is at the Company's discretion in those cases, where the choice of repayment currency is specified in the contract. In this case, the Company plans to pay the whole debt in Russian Rubles. On the basis of the RF CB exchange rate as of the reporting date (December 31, 2002), the liabilities amount is totaled up to 313 682 thous. rub.
Bryanskinform - branch of JSC CenterTelecom as of December 31, 2003 had indebtedness to Vnesheconombank, expressed in foreign currency in the amount of 674 276 Euro. The given liabilities are shown in the Company's reporting in terms of accounts payable (in lines 520 and 621 of the balance sheet) in the amount of 15 105 thous.rub.; including in line 520 «Other long-term liabilities» -10 070 thous.rub., in line 621 «Suppliers and contractors»- 5 035 thous. rub. On the basis of the RF CB exchange rate as of the reporting date (December 31, 2002), the liabilities amount totaled 22 325 thous. rub.

Schedule of long-term loans and credits repayment as of December 31, 2002:

Table 20

	Amount (thous. rubles)
2004	695 253
2005	959 394
2006	184 279
2007	143 475
Total long-term borrowed funds (line 510 f. 1)	**1 982 401**

7.11 Accounts payable

7.11.1 Indebtedness on taxes and dues

Table 21

Types of installments to the budget, contributions to off -budget funds	**Indebtedness on taxes and dues**		
	As of 01.01.2002		**As of 31.12.2002**
	Total, taking into account merged companies	Core company	
1	**2**	**3**	**4**
Settlements on value-added tax	104 274	1 414	164 730
Settlements on profit tax	78 175	0	135 627
Settlements on property tax	55 158	10 635	73 594
Settlements on income tax of individuals	25 612	0	29 594
Settlements on sales tax	14	1	35 033
Settlements on social insurance and welfare	70 210	170	73 685
Other	19 123	123	4 309
TOTAL (line 625 + line 626 f. 1) :	**352 566**	**12 343**	**516 572**

Other long-term liabilities shown in line 520 f.1 include indebtedness to the budget on the payment restructuring in the amount of 33 890 thous. rub., including VAT 31908 thous.rub., profit tax over the transitory period -1 982 thous.rub.

7.11.2 Structure of other accounts payable

Table 22

Types of settlements	Amount of accounts payable		
	As of 01.01.2002		As of 31.12.2002
	Total, taking into account merged companies	Core company	
1	**2**	**3**	**4**
Settlements on deferred taxes	130 428	0	278 003
Settlements with respect to R&D	27 549	0	2 637
Settlements with the personnel	1 070	223	5 587
Settlements on insurance	2 250	0	2 219
Settlements on claims	653	8	71
Settlements with agents (brokers, agents)	1 539	42	1 477
Other settlements with various creditors (*	114 485	6 266	306 297
TOTAL (line 628 form 1):	**277 974**	**6 539**	**596 291**

(* - See also paragraph 7.10)

8. NOTES TO PROFIT AND LOSS STATEMENT

8.1. Revenues from ordinary recurrent activities

Information on revenue from sale of goods, products, works, services (less VAT, excise duties and similar mandatory payments), costs of sold goods, products, works and services:

Table 23

Structure of revenue from sales of services (goods, products)	2002	
	Over the reporting period (*	With an allowance for affiliated organizations (**
1	2	3
Inter-urban and trunk line telephone service	2 552 651	7 629 893
Urban and rural telephone service	2 350 259	6 763 622
Radio service, broadcasting, television, satellite service	9 850	19 846
Wireline broadcasting	129 102	465 796
Wireless radio communications	36 471	352 088
Income from new telecommunications services	33 315	380 173
Other communications services	170 032	404 833
Income from other sales	84 645	373 016
TOTAL (line 010 f.2):	**5 366 325**	**16 389 267**

(* - Core company for the period from 01.01.2002 till 31.12.2002 and merged companies for the period from the reorganization date till 31.12.2002

(** - Core and merged companies for 2002 and 2001 respectively.

8.2. Information about costs

Information about costs of sold goods, products, works, services:

Table 24

Types of expenses	2002		2001
	Over the reporting period (*	Taking into account merged companies (**	Taking into account merged companies (**
1	2	3	4
Payroll expenses t	1 344 010	4 041 131	3 294 816
Social needs allocations	478 799	1 395 196	1 170 574
Fixed assets depreciation	274 657	1 138 809	1 042 378
Material expenses	1 039 367	2 143 739	1 227 388
Expenses on JSC Rostelecom	491 263	1 390 196	1 085 321
Taxes, included in cost value	80 534	206 536	144 711
Installments to the scientific research fund	15 089	33 957	132 850
Other expenses	546 949	1 782 355	1 896 741
TOTAL (line 020+030+040 f.2):	**4 270 668**	**12 131 919**	**9 994 779**

(* - Core company for the period from 01.01.2002 till 31.12.2002 and merged companies for the period from the reorganization date till 31.12 2002
(** - Base and merged companies for 2002 and 2001 respectively.

8.3. Operating income and expenses

Structure of operating income:

Table 25

Description	2002		2001
	Over the reporting period (*	**Taking into account merged companies (****	**Taking into account merged companies (****
1	2	3	4
Income from joint activity	542	5 979	2 562
Income from sales and other fixed assets retirement	5 329	32 306	14 702
Income from sales and other retirement of other assets	338 023	577 152	13 283
Other operating income	32 831	47 350	60 164
TOTAL (line 090 f.2)	**376 725**	**662 787**	**90 711**

(* - Core company for the period from 01.01.2002 till 31.12.2002 and merged companies for the period from the organization date till 31.12.2002
(** - Core and merged companies for 2002 and 2001 respectively.

Structure of operating expenses:

Table 26

Description	2002		2001
	Over the reporting period (*	**Taking into account merged companies (****	**Taking into account merged companies (****
1	2	3	4
Expenses on participation in other organizations	2	36	
Expenses on participation in joint activity	255	3 168	
Expenses on the payment for credit organizations services	52 318	88 592	39 285
Insurance expenses	1 711	12 043	
Expenses on assets sale and other retirement	338 149	366 508	44 372
Provisions for doubtful debts	278 659	643 989	15 367
Reserves for depreciation in the market value of securities			
Expenses on taxes and dues	74 106	291 238	231 709
Other expenses	18 589	274 144	30 220
TOTAL (line 100 f.2):	**763 789**	**1 679 718**	**360 953**

(* - Core company for the period from 01.01.2002 till 31.12.2002 and merged companies for the period from the reorganization date till 31.12.2002
(** - Core and merged companies for 2002 and 2001 respectively.

8.4. Non-operating income and expenses

Structure of non-operating income:

Table 27

Description	2002		2001
	Over the reporting period (*	**Taking into account merged companies (****	**Taking into account merged companies (****
1	2	3	4
Fines, late payment charges, claims amounts for the breach of contractual terms	7 674	20 527	19 674
Receipts for the indemnity of incurred losses	4 136	17 007	4 493
Profit of the previous years, revealed in the reporting period	9 740	34 948	46 798
Differences in rates of exchange	6 958	37 712	120 982
Sum differences	5 117	11 372	2 334
Cost of property, revealed as a result of inventory	960	30 917	1 931
Funds received free of charge	15 502	21 218	16 646
Other non-operating income	11 105	79 269	50 426
TOTAL (line 120 f.2)	**61 192**	**252 970**	**263 284**

(* - Core company for the period from 01.01.2002 till 31.12.2002 and merged companies for the period from the reorganization date till 31.12.2002
(** - Core and merged companies for 2002 and 2001 respectively.

Structure of non-operating expenses:

Table 28

Description	2002		2001
	Over the reporting period (*	**Taking into account merged companies (****	**Taking into account merged companies (****
1	2	3	4
Fines, late payment charges, claims amounts	484	19 934	7 909
Indemnity of incurred losses	116	1 840	338
Losses of the previous years, revealed in the reporting year	34 581	67 795	30 371
Differences in rates of exchange	86 514	308 986	155 963
Sum differences	21 728	64 335	63 994
Cost of property, loss of which was revealed as a result of inventory		46	19

Write-off of accounts receivable, for recovery of which law suits can not be filed due to expiry of limitation			5 057
Write-off of accounts receivable, for recovery of which law suits can not be filed due to expiry of limitation and other bad debts	4 505	45 194	51 901
Charity and sponsorship activity	68 765	94 552	45 192
Remuneration to the Board of Directors	1 797	46 899	22 743
Expenses on the securities service			
Payments	42 826	298 386	53 600
Other	115 511	350 353	304 324
TOTAL (line 130 f.2):	**376 827**	**1 298 320**	**741 411**

(* - Core company for the period from 01.01.2002 till 31.12.2002 and merged companies for the period from the reorganization date till 31.12.2002

(** - Core and merged companies for 2002 and 2001 respectively.

8.5. Profit tax and other similar mandatory payments

Table 29

Description	2002		2001
	Over the reporting period *)	**Taking into account merged companies **)**	**Taking into account merged companies **)**
1	2	3	4
Profit tax ***	62 301	519 850	634 638
Penalty assignments to the budget	896	11 364	18 264
Penalty assignments to off-budget funds	1 452	26 026	922
Other			9 220
Total (line 150 f.2)	**64 649**	**557 240**	**663 044**

(* - Core company for the period from 01.01.2002 till 31.12.2002 and merged companies for the period from the reorganization date till 31.12.2002

(** - Core and merged companies for 2002 and 2001 respectively.

*** Including: profit tax, based on transitory period

8.6. Extraordinary income and expenses

Structure of extraordinary income:

Table 30

Description	2002		2001
	Over the reporting period (*	Taking into account merged companies (**	Taking into account merged companies (**
1	2	3	4
Received insurance reimbursements	88	88	10
Cost of values, which left from assets write-off			
Other extraordinary income			70
TOTAL (line 170 f.2):	**88**	**88**	**80**

(* - Core company for the period from 01.01.2002 till 31.12.2002 and merged companies for the period from the reorganization date till 31.12 2002

(** - Base and merged companies for 2002 and 2001 respectively.

Structure of extraordinary expenses:

Table 31

Description	2002		2001
	Over the reporting period (*	Taking into account merged companies (**	Taking into account merged companies (**
1	2	3	4
Cost of lost inventories		55	
Losses from write-off of unfit fixed assets facilities as a result of calamities			2
Other extraordinary expenses			234
TOTAL (line 180 f.2):		**55**	**236**

(* - Core company for the period from 01.01.2002 till 31.12.2002 and merged companies for the period from the reorganization date till 31.12.2002

(** - Core company and merged companies for 2002 and 2001 respectively.

9. PROFIT PER SHARE

Basic profit (loss) per share is calculated as a ratio of the basic profit (loss) for the year, ending on December 31, 2002 to an average weighted number of ordinary shares outstanding over the reporting period.

Basic profit (loss) for 2002 is calculated in accordance with the RF Ministry of Finance Decree dated 21.03.00 No29n by reducing (increasing) the reporting period profit (loss), which is left at the disposal of the organization after payments of taxes and other debts, installments to the budget and off-budget funds, by the sum of dividends on preference shares, added to their owners for the reporting period. When calculating base profit (loss) for the reporting period, no allowance is made for the dividends on preference shares, including cumulative, for the previous reporting periods, which were paid or declared within the reporting period.

10. CESSATION OF ACTIVITY

In 2002, no type of activity ceased to exist.

11 AFFILIATED PERSONS

In accordance with the RF Law of March 1991 No 948-1 "About the competition and limitation of monopolistic activity in commodity markets", «Affiliated persons are natural persons and legal entities capable to exert influence on the activity of legal entities and (or) physical persons, engaged in entrepreneurship activity». Transactions conducted with affiliated persons include purchase and sale of goods, works, services (including those under the agreements, which envisage performing of obligations through non-monetary means); purchase and sale of fixed and other assets; property rent and lease; transfer of results of R&D; financial operations, including granting loans and participation in charter (jointly contributed) capital of other organizations; provision and receipt of guarantees and pledges; other operations).

In its financial and economic activity, JSC CenterTelecom concluded deals with the organizations, which are considered to be affiliated persons. In addition to daughter companies and affiliates, enlisted in paragraph 7.3 «Financial investments» of these Notes, the following natural persons and legal entities can be considered to be affiliated to the Company:

Table 32

Name of affiliated person	**Character of relations with affiliated person ***	**Types of deals with affiliated person**	**Value of deals in 2002, thous. rub.**	**Accounts receivable (payable) as of 31.12.2002, thous. rub. ***	**Method of pricing for deals with affiliated person**
1	2	3	4	5	6
JSC Moscow metropolitan telephone network (JSC MGTS)	JSC Svyazinvest, owning over 20% of voting shares of JSC CenterTelecom owns over 20 % of voting shares of JSC MGTS	Agreement dated 17.01.02. No 40-DO about reservation and rent of a place in telephone ducts	551	-54	Tariff
JSC Moscow metropolitan telephone network JSC MGTS	JSC Svyazinvest, owning over 20% of voting shares of JSC CenterTelecom, owns over 20	Agreement dated 17.01.02. No 41-42-DO about reservation and rent of a place in telephone	458	-14	Tariff

	% of voting shares of JSC MGTS	ducts			
JSC Moscow metropolitan telephone network JSC MGTS	JSC Svyazinvest, owning over 20% of voting shares of JSC CenterTelecom , owns over 20 % of voting shares of JSC MGTS	Agreement dated 31.01.02 No 157-DO about the rent of SAM modules	5	0	Tariff
JSC Moscow metropolitan telephone network JSC MGTS	Same	Agreement dated 11.02.02 No 182-DO, 183-DO about the rent of transportation means	122	+30	Average price in Moscow
JSC Moscow metropolitan telephone network JSC MGTS	Same	Agreement about 11.03.2002 No 510/02-DO about the rent of a non-residential premise	67	0	Average price in Moscow
JSC Moscow metropolitan telephone network JSC MGTS	Same	Agreement dated 26.04.02 No 605/02-DO about reservation and rent of a place in telephone ducts	102	-9	Tariff
JSC Moscow metropolitan telephone network JSC MGTS	Same	Agreement dated 06.05.02 No 704/02-DO about spare parts manufacture	268	134	Costs calculation

JSC Moscow metropolitan telephone network JSC MGTS	Same	Agreement dated 10.06.02 No 762/02-DO about providing access to public network	15		Tariff
JSC Moscow metropolitan telephone network JSC MGTS	Same	Agreement dated 12.08.02 No 993/02-DO on the rent of telephone ducts	240	-24	Tariff
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC CenterTelecom , owns over 20 % of voting shares of JSC Rostelecom	Agreement dated 25.003.02 No 432/02-DO on provision telephone services	29	+1	Tariff
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC CenterTelecom , owns over 20 % of voting shares of JSC Rostelecom	Agreement 2100/97-49 dated 26.03.1997 on providing long-distance and international telecom services	64 673	-5 490	Tariff
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC CenterTelecom , owns over 20 % of voting shares of JSC Rostelecom	Agreement No 158/3 dated 10.04.1997 on settlements on operations related to participation in the unified provision of long-distance and international telecom services	65 073	-13 962	Tariff

JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC CenterTelecom, owns over 20 % of voting shares of JSC Rostelecom	Acc. 95 dated 22.10.02 on agreeing construction volumes	3	3	Tariff
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC CenterTelecom, owns over 20 % of voting shares of JSC Rostelecom	Agreement No 8 dated 05.03.97 on lease of circuits	41332	-3 203	Tariff
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC CenterTelecom, owns over 20 % of voting shares of JSC Rostelecom	Agreement No 8 dated 05.03.97 on maintenance of equipment	2825		Tariff
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC CenterTelecom, owns over 20 % of voting shares of JSC Rostelecom	Agreement No 67 dated 28.09.01 on using fiber-optic cable	576		Tariff
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC CenterTelecom, owns over 20 % of voting shares of JSC Rostelecom	Agreement 154/3 about lease of channels	61944	-5 031	Tariff

JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC CenterTelecom , owns over 20 % of voting shares of JSC Rostelecom	Agreement No 60 dated 01.01.99 on provision of digital channels	1991		Tariff
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC CenterTelecom , owns over 20 % of voting shares of JSC Rostelecom	Service agreement	117 397	-5 148	Tariff
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC CenterTelecom , owns over 20 % of voting shares of JSC Rostelecom	Agreement 2100/97-48 dated 27.03.97 on participation in the technological process	70 984	-6 027	Tariff
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC CenterTelecom , owns over 20 % of voting shares of JSC Rostelecom	Telecom services	42 470	-3 883	Tariff
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC CenterTelecom , owns over 20 % of voting	Agreements on telecommunica -tions services of the Tula branch	69 017	-6 562	Tariff

	shares of JSC Rostelecom				
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Rostelecom	Agreements 2100/97-52 dated 24.03.97, 2100/2001-163CC, 13/42-99 dated 15.03.99	46 255	-5 099	Tariff
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Rostelecom	Agreement about joint use of network resources	33 702	-4 785	Tariff
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Rostelecom	Agreement 87 dated 30.01.01, 58 dated 01.01.99, 5 dated 05.03.99	38 747	-3 129	Tariff
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC	Participation in the unified technological process of provision of telecommunications services	80 497	-6 214	Tariff

	Rostelecom				
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Rostelecom	Agreements concluded by Voronezhsvyazinform	117 427	-11 467	Tariff
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Rostelecom	Agreement No 155/3 dated 10.04.97	42 115		Tariff
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Rostelecom	Agreements on the lease of channels for Moscow branch	491 221	-168 848	Tariff
JSC Rostelecom	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC	Agreement No 2100/97-53 dated 31.07.97, 2100/2000-50 dated 14.12.2000, 683/1 dated 18.10.1999, 229 dated 29.09.00	48 593	-3 939	Tariff

	Rostelecom				
JSC Svyazinvest	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom	Agreement No 559 dated 24.02.98 on lending	30 537	-8 094	Contractual
JSC Gyprosvyaz	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Gyprosvyaz	Agreement dated 15.10.02 on design work	487	-244	Contractual
JSC Gyprosvyaz	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Gyprosvyaz	Agreement 03-128 dated 13.08.02, 2297 dated 19.07.02, 1362 dated 19.11.02	23		Contractual
JSC Gyprosvyaz	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Gyprosvyaz	Agreement on service rendering	33		Contractual

JSC Gyprosvyaz	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Gyprosvyaz	Agreement 3602127 dated 03.07.02 on design works	392	-135	Contractual
JSC Gyprosvyaz	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Gyprosvyaz	Agreement No 3201135-O dated 12.11.01 on the upgrade of urban telephone networks	478	-143	Contractual
JSC Gyprosvyaz	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Gyprosvyaz	Agreement 409-02/8 dated 22.10.02 «Unified general plan of network development» 1 st stage	216	-	Contractual
JSC Gyprosvyaz	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Gyprosvyaz	Agreement No 7.10 dated 04.03.02 about assignment of temporary signaling codes for points at switches being installed.	259	-	Contractual

JSC Gyprosvyaz	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Gyprosvyaz	Agreement on the lease of long-distance and international channels	100 390	-8 098	Contractual
JSC Gyprosvyaz	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Gyprosvyaz	Agreement No 501-02 dated 19.09.02 on design work execution	381	174	Contractual
JSC Gyprosvyaz	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Gyprosvyaz	Agreement 919/02-DO dated 16.07.02 on design work execution	445		Contractual
JSC Gyprosvyaz	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Gyprosvyaz	Agreement 3702151 dated 05.08.02 and without number dated 31.07.02	1462	16	Contractual

JSC Gyprosvyaz	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Gyprosvyaz	Agreement on design work execution		315	Contractual
JSC Gyprosvyaz	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Gyprosvyaz	Agreements MGTS-7/163 dated 16.10.02, MGTS/112 dated 22.09.01, 5702025 dated 15.02.02, 7000216 dated 14.11.00	734		Contractual
JSC Gyprosvyaz	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Gyprosvyaz	Lease agreement	253	-157	Contractual
JSC RTK-Leasing	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC RTK-Leasing	Agreement on equipment lease	29 168	-29 168	Contractual

JSC RTK-Leasing	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC RTK-Leasing	Lease; Tambov branch	73 412	-73 412	Contractual
JSC RTK-Leasing	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC RTK-Leasing	Agreement No 558-204/02 dated 02.10.02, 559-204/02 dated 04.10.02, 560-204/02 dated 07.10.02 on the purchase of equipment for a facility of included in the capital construction plan	12 168	-12 168	Contractual
JSC RTK-Leasing	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC RTK-Leasing	Agreements concluded by Voronezhsvyazinform	204 795	-245 754	Contractual
JSC RTK-Leasing	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC RTK-Leasing	Agreement 256 on supply of equipment	145 799	-145 799	Contractual

JSC RTK-Leasing	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC RTK-Leasing	Equipment supply	117625	-117625	Contractual
JSC RTK-Leasing	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC RTK-Leasing	Financial lease agreement	37 240	-37 240	Contractual
JSC RTK-Leasing	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC RTK-Leasing	Lease agreements of the Kaluga branch			Contractual
JSC RTK-Leasing	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC RTK-Leasing	Surety No P-9142 dated 08.10.02 to the RF Savings Bank for the amount of granted credit and interest equal to 631 623 thous. rubles.			Contractual

JSC RTK-Leasing	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC RTK-Leasing	Surety No 04-143/01/1048-DO dated 27.11.01 for the cost of leased equipment, viz. 67 422 thous. rubles.			Contractual
JSC Rusleasing-Svyaz	JSC Svyazinvest, owning over 20% of voting shares of JSC Center Telecom, owns over 20 % of voting shares of JSC Rusleasing-Svyaz	Agreements 67-1 dated 05.09.02, 67-2 dated 05.09.02, 67-3 dated 05.09.02, 68-1 dated 18.10.02, 68-02 dated 18.10.02, 68-3 dated 21.10.02, 68-4 dated 22.10.02 (amount of issued guarantees posted to off-balance accounts)	10 973	-	Contractual
JSC Moteko	General Director of JSC Center Telecom holds a management post in JSC Moteko	Agreement on cooperation dated 14.11.02			Contractual
JSC Moteko	General Director of JSC Center Telecom holds a management post in JSC Moteko	Agreement dated 17.02.02 No 1685-1687/02-DO on the lease of telecommunications channels	460	+85	Tariff

*) type of control or significant influence in accordance with p. 6 of Accounting rules 11/2000
**) Accounts receivable – with the «+» sign, accounts payable – with the «–» sign.

13. STATE AID

Table 34

Name of state aid type	Amount
1	2

Funds to finance capital expenditures, related to the purchase, construction or acquisition by any other way of non-current assets (fixed assets, etc.)	4 311
Funds to finance current expenses	0
Budget credits	0
Other state aid	0
TOTAL	**4 311**

14. NON-STATE PENSION INSURANCE

The Company concluded agreements with non-state pension funds. Under the present agreement, the Company should be accountable for the payment of fixed installments.
General amounts of installments on non-state pension insurance in 2002 totaled 114 214 thous. rub. (taking into account merged companies). In 2003, it is projected to allocate 126 529 thous. rub.

15. EVENTS, WHICH TOOK PLACE AFTER DECEMBER 31, 2002 (Accounting rules 7/98)

Amending founding documents

At an Extraordinary Shareholders' meeting of the Company, which took place on February 20, 2003, charter capital increase of up to 631200 thous. rubles was approved. Registration of the new issue of the Charter issue was completed in 2003. However, charter capital alteration was deemed to be an essential event, confirming the economic circumstances as of December 31, 2002, under which the Company was operating and in accordance with Accounting rules 7/98 «Events after the reporting date» was shown in the financial statements as of the reporting date.

16. CONDITIONAL FACTS OF BUSINESS ACTIVITY (Accounting rules 8/98)

16.1 Licenses

Most of the Company's revenues were received from the operations, which were conducted in accordance with the licenses on providing telecommunications services, issued by the Russian Federation Ministry of communications and informatization. Validity terms of the main operating licenses expire in 2007. The Company's executives believe that there are no reasons, for which the licenses should not be renewed, or that any of them should be suspended or revoked.

16.2 Political situation

Changes in the political situation, legislation, tax and normative regulations influence the economic and administrative activity and operating profitability of JSC CenterTelecom in Russia. The character and frequency of such alterations and related risks, which are as a rule, not covered by insurance, are unpredictable, same as their influence on the Company's future activity and operating profitability.

16.3 Taxation

Some of the taxes, like profit tax, value-added tax, property tax, road-user tax, sales tax, unified social tax, other taxes, as well as social insurance contributions, established at the federal and regional level are currently effective in Russia.

JSC CenterTelecom's executives believe that tax liabilities are fully reflected in the attached balance sheet. However, there remains the risk that tax bodies will take a substantially different stand on the issues allowing for a possibly ambiguous interpretation, which may significantly affect the Company financial position.

16.4 Existing and potential risks

There are no legal proceedings in progress as of the reporting date, in which the Company appears as a plaintiff or defendant, the decisions on which may be taken only in the following reporting periods and which may significantly affect the Company's activities.
In 2001, pursuant to decisions of the Councils of deputies of a number of municipalities of the Moscow region, a tax on profits of enterprises and organizations was levied at the rate of 5% of the taxable profit to be paid to local budgets.
As for the telecommunications companies the applicable laws contain no provisions stipulating formation of the profit tax in the part payable to regional and local budgets by separate operating units of such companies, the following measure were taken by JSC CenterTelecom:
Lawsuits were filed at courts of three municipal formations of the towns of Dubna, Krasnogorsk, Lukhovitsy to repeal the decisions of the Councils of deputies regarding setting of profit tax rate payable to local budgets.
Lukhovitsy municipal court by ruling of 12.02.01 refused to grant the request. The judicial board on civil cases of the Moscow regional court left the decision of the Dubna municipal court unchanged, and the appeal of JSC CenterTelecom was not granted.
By the decision of the Krasnogorsk municipal court dated 24.12.01, the claim was not granted either. The judicial board on civil cases of Moscow regional court cancelled the decision of the Krasnogorsk municipal court and sent the case for retrial to the same court. The Council of deputies of the Krasnogorsk region lodges a protest to the Chairman of Moscow regional court against the decision of the judicial board on civil cases of Moscow regional court. At present, the case is at the supervision level of Moscow regional court.

The Arbitration court of Moscow region tried the case at the lawsuit filed by JSC CenterTelecom about invalidation of the claims of Inspectorate of the Ministry of taxes and duties for the town of Elektrostal about submission of the documents dated 31.08.01 No 05-1046. The claim was granted. Court of appeal appeals left the decision of the first court unchanged. Federal Arbitration Court of Moscow region cancelled the ruling of the court of appeals and sent the case for retrial. On March 31, 2003 a request to reconsider of the Federal arbitration court ruling in course of public prosecutor supervision was submitted the RF Supreme Arbitration Court.

Moscow region Arbitration court tried the case following a lawsuit filed by JSC CenterTelecom to repeal the decision of the Ministry of taxes and duties Inspectorate of the town of Serpukhov dated 26.12.01. The claim was granted. Moscow region Federal Arbitration court of appeals left the ruling of the primary jurisdiction court unchanged.
Moscow region Arbitration court tried the case at the suit of JSC CenterTelecom against the Ministry of taxes and duties Inspectorate of the town of Serpukhov about invalidation of the decisions dated 14.02.02 No 21/04 and 21.03.02 No 55, requirements about tax profit payment to the local budget dated 14.02.2002. The claim was met.
Moscow region Arbitration court considered the case at the suit of the Ministry of taxes and duties Inspectorate of the town of Serpukhov against JSC CenterTelecom about exaction of penalty for non-payment of profit tax to the local budget. The claim was dismissed.
The Company filed an appeal against the court ruling.

The Arbitration court of the Tambov region handed out a decision refusing to the request made by the Inspectorate of Ministry of taxes and duties for Tambov region to recover from JSC Elektrosvyaz of the Tambov region a debt on VAT in the amount of 4000000 rubles and penalty in the amount of 2243000 rubles. Courts of appeals cancelled the ruling and returned the case for retrial.
On June 17, 2002, Arbitration court of the Tambov region made the decision to dismiss the claim of the Inspectorate of Ministry of taxes and duties. Appeal instance cancelled the ruling and the case was sent for retrial.
On December 17, 2002, the Arbitration court refused to grant the request of the Inspectorate of the Ministry of taxes and duties. However, as there was no express statement regarding the reimbursement of these amounts as a consequence of the ruling, the branch filed a lawsuit to the arbitration court demanding reimbursement of the paid amounts.

There are no facts of actions of other organizations, taken prior to the reporting date as a result of which the Company should receive reimbursement, the value of which is a subject of legal proceedings.

16.5 Insurance

The Company insured a large, but not a full volume of fixed assets. No provisions were made with respect to reimbursement for the losses in case of termination of activity or in the event that the Company is liable to any third party for property or ecological damages, incurred as a result of accidents or any other occurrences involving the Company's property or its activity. There is a risk that loss or destruction of a part of the Company's property may significantly adversely affect the activity and financial position of JSC CenterTelecom, until the Company receives appropriate insurance coverage.

16.6 Telecommunications industry regulation

The restructure of Russia' s telecommunications industry continues at present. It is now impossible to assess the future direction and influence of such reforms on the Company's activity. Potential reforms in the tariff policy may also essentially influence the Group's activity. In view of an uncertain future policy in the field of the industry regulation, the Company's executives have no opportunity to assess the degree of the influence potential changes in the regulations on the financial position and results of JSC CenterTelecom activity.

R. A. Amaryan
General Director

L. K. Nedovesova
Acting Chief Accountant

JSC CenterTelecom
Corporate Conduct Statement of Principles

The Board of Directors and executive bodies of JSC CenterTelecom (the "Company") hereby confirm their commitment to adhere to basic rules and recommendations set forth in the Code of Corporate Conduct approved by the Government of *the Russian Federation* and by OECD in Principles of Corporate Governance, and

assure shareholders, investors, partners, employees and other stakeholders of the intention to conduct their activities based on the following fundamental principles of corporate conduct:

- ensuring a real opportunity for shareholders to exercise their rights related to owning shares in the Company;
- the equitable treatment of shareholders;
- building up an efficient consistent framework of interaction between all Company's *stakeholders*, the Board of Directors and the Company's executive bodies;
- ensuring timely disclosure of credible and complete information about the Company, including related to its financial position, performance indicators (in particular, financial statements prepared according to the International Accounting Standards), ownership and management structure, aimed at enabling shareholders and potential investors to take sound decisions;
- observance of the rights of stakeholders, including the Company's employees, provided by law and encouraging proactive cooperation between the Company and its stakeholders aimed at increasing revenues, raising shareholders' value and value of securities issued by the Company.

Bearing in mind the significance of the corporate governance quality for growth of the market capitalization and improving the Company performance, we treat the development and adoption of CenterTelecom's Code of Corporate Conduct as a top priority task to be fulfilled before the end of 2003.

At the moment all necessary conditions are in place for setting up the following *standing* committees of the Board of Directors:

- Audit Committee;
- Corporate Governance Committee;
- Budget and *Investment Planning* Committee;
- Staff and Remuneration Committee

On-going streamlining of internal regulations and guidelines ensuring smooth seamless interaction of the regional branches and units of the Company and control over timely and thorough execution of the decisions made by governing and executive bodies of the Company will help to improve efficiency of management decisions.

Valeriy Yashin
Chairman of the Board of Directors

Ruben Amaryan
General Director
Chairman of the Management Board

№ 82-5198

Notice of a material fact (event, action) affecting the issuer's business and financial activities

Joint-Stock Company (JSC) Central Telecommunication Company
Location: ***23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia***
Issuer's code: ***00194-4***

The date of the material fact (event, action): ***June 20, 2003***
Code of the fact (event, action): ***1300194A20062003***

The date of the meeting of the Board of Directors: April 7, 2003.
The form of holding the meeting:absentee voting.
Number of the Board members: 11.
Took part in the vote: 11 members.
Quorum is reached.

Full wordings of resolutions passed the Board according to the meeting minutes:
To determine:
On item 1 of the meeting agenda – approval of the decision to issue secured documentary interest bearing nonconvertible bearer bonds series 3 of JSC CenterTelecom with mandatory centralized custody in the amount of 2,000,000 million at the par value of RUR1,000 (one thousand Russian rubles) each.
The passed resolution:
it was resolved to approve the decision to issue secured documentary interest bearing nonconvertible bearer bonds series 3 of JSC CenterTelecom with mandatory centralized custody in the amount of 2,000,000 (two million) at the par value of RUR1,000 (one thousand Russian rubles) each. The total nominal value of the bond issue is RUR2,000,000,000 with maturity on the 1095th day from the placement date. The bonds of the issue shall be placed based on the decision on the bond placement passed by the Board of Directors.

Results of the voting on the issue: unanimous vote.

According to article 14.8 of the Company Charter a decision on the issue shall be passed by a majority of votes of the Board members taking part in the Board meeting.

On item 2 of the Board meeting agenda – approval of the Prospectus of a secured bond issue of 2,000,000 (two million) documentary interest bearing non-convertible bearer bonds series 3 of JSC CenterTelecom with mandatory centralized custody at the par value of RUR1,000 (one thousand Russian rubles) each.

The passed resolution:
It was resolved to approve bond issue prospectus to issue 2,000,000 (two million) secured documentary interest bearing nonconvertible bearer bonds series 3 of JSC CenterTelecom with mandatory centralized custody at the par value of RUR1,000 (one thousand Russian rubles) each. The total nominal value of the bond issue is RUR2,000,000,000, with maturity on the 1095th day from the date of the placement start.

According to article 14.8 of the Company Charter a decision on the issue shall be passed by a majority of votes of the Board members taking part in the Board meeting.

Results of the voting on the issue: unanimous vote.
R. Amaryan
General Director

Corporate Seal

82-5198



CENTERTELECOM PRESS RELATION OFFICE

6 Degtiarny Pereulok, building 2, Moscow, 125993, Russia
phone: (+7 095) 209-14-28 fax: (+7 095) 209-19-18
e-mail kanatova@esmr.ru

For immediate release

Valeriy Yashin - Chairman Elect of the Board of Directors

On June 24 upon winding up of the annual general of CenterTelecom shareholders' meeting the first meeting of the newly elected Board of Directors took place.

By a unanimous vote Mr. Valeriy Yashin, General Director of JSC Svyazinvest was again elected as Chairman of the Board. For the first time ever a representative of minority shareholders Mr. Grigoriy Finger, Executive Director of Moscow office of NCN Advisors, Inc. was elected to be Deputy Chairman of the Board.

82-5198

Preliminary results of the annual general meeting of shareholders

On 24 June 2003, the JSC CenterTelecom General Meeting of Shareholders was held in Moscow.

The JSC CenterTelecom shareholders and their authorized representatives owning 1 360 520 971 shares, or 86.22% of the voting stocks, were registered to take part in the Meeting.

The following decisions were made pursuant to the results of the voting:

- The Annual Report, Accounting Reports including the Company's Profit and Loss Statement for 2002 were approved;
- The Distribution of Profit of the Company was approved;
- The dividend amounts per the results of the reporting (2002) fiscal year were determined as follows:
  RUR 0.096 per common share to be paid out pecuniarily by 31 December 2003;
  RUR 0.206 per preferred share of "A" type to be paid out pecuniarily by 23 August 2003.

The JSC CenterTelecom Board of Directors of 11 persons was elected, who are:

Mr. ANTONIUK Boris Dmitrievich	The First Deputy Minister of Telecommunications and Informatics of the Russian Federation
Mr. AMARIAN Ruben Andronikovich	General Director - JSC CenterTelecom
Mr. AVDIANTS Stanislav Petrosovich	Chief Executive Officer - Director of the Economics and Tariffs Policy Department - JSC "Svyazinvest"
Mr. BELOV Vadim Evgenyevich	Deputy General Director - JSC "Svyazinvest"
Mr. GRIBOV Alexander Pavlovich	Deputy Chief - the Russia Federal Property Fund
Mr. IKONNIKOV Alexander Vyacheslavovich	Director - Association of the Investor Rights Protection
Mr. LOPATIN Alexander Vladimirovich	Deputy General Director - JSC "Svyazinvest"
Mr. PANTELEYEV Alexey Borisovich	The First Deputy Chairman - the Government of the Moscow Region
Ms. PETROVA Oksana Valerievna	Deputy Chief - JSC "Svyazinvest" Corporae Management Department
Mr. FINGER Grigoriy Moiseyevich	Executive Director - "NCH Advisors, Inc.." Representative Office
Mr. YASHIN Valeriy Nikolaevich	General Director - JSC "Svyazinvest"

The Company's Audit Commission elected as follows:

Mr. BELIAEV Konstantin Vladimirovich	Accountant General - JSC "Svyazinvest"
Ms. GRESEVA Liubov Alexandrovna	Chief Specialist - Internal Audit Department, JSC "Svyazinvest"
Ms. KUKUDJANOVA Elena Nikolayevna	Chief Specialist - Internal Audit Department, JSC "Svyazinvest"
Ms. PROKOFYEVA Irina Viktorovna	Director -Internal Audit Department, JSC "Svyazinvest"
Mr. FROLOV Kirill Viktorovich	Deputy Director - Chief of the Internal Audit Department, JSC "Svyazinvest"

The JSC CErnst & Young Vneshaudit" Company was named External Auditor of JSC CenterTelecom.
The new text of the Regulations On the Company's General Meeting of Shareholders was adopted.
The normative amounts (percentage allocations to calculate quarterly and annual remunerations to be paid out to the members of the newly elected Board of Directors) were approved as stated below:
- 0.0041% of the proceeds of the Company from the sale of goods, products, works, and services for the reporting quarter according to the books of the Company's Accounts Department, to each Board of Directors Member
- 0.4% of the net profit for the reporting year according to the books of the Company's Accounts Department to the entire membership of the JSC CenterTelecom Board of Directors.